Sage Social Housing

Report & Valuation of 1,609 affordable housing units for Deutsche Bank AG

savills

18 September 2020

File Ref: 464265 SAS

Andy Smith

E: ADSmith@savills.com

M: +44 (0) 7967 555 480

DL: +44 (0) 20 7409 5993

33 Margaret Street

London W1G 0JD

T: +44 (0) 20 7499 8644

savills.com

To

(a) Deutsche Bank AG, London Branch and each if its affiliates in its capacity as arranger for the Facility Agreement

(b) Sage AR Funding No. 1 PLC as Lender (as defined in the Facility Agreement) and each of its successors, assignees and transferees from time to time

(c) Situs Asset Management Limited as Facility Agent and Common Security Agent on behalf of each Finance Party (as defined in the Facility Agreement) and each of their successors, assignees and transferees from time to time

(d) U.S. Bank Trustees Limited as Note Trustee and Issuer Security Trustee on behalf of the Noteholders (as defined in the Facility Agreement) and each of its successors, assignees and transferees from time to time

(e) Sage Borrower AR1 Limited as the Borrower (as defined in the Facility Agreement) and each Finance Party, as defined in the Facility Agreement, from time to time.

(together, the "Addressees")

Dear Sirs,

SAGE SOCIAL HOUSING

VALUATION OF HOUSING STOCK FOR LOAN SECURITY PURPOSES – 1,609 HOMES IN 113 NATIONWIDE LOCATIONS

In accordance with the instructions contained in your letter to us dated 24 June 2020, as confirmed in our letter to you dated 14 July 2020 we have inspected the property and made such enquiries as are sufficient to provide you with our opinion of value on the bases stated below. Copies of your instruction letter and of our letter of confirmation are enclosed at **Appendix 6.**

We draw your attention to our accompanying Report together with the General Assumptions and Conditions upon which our Valuation has been prepared, details of which are provided at the rear of our report.

We trust that our report meets your requirements, however should you have any queries, please do not hesitate to contact us.

Yours faithfully

For and on behalf of Savills Advisory Services Limited

Andy Smith BSc MRICS IRRV	**Kathryn Devine BSc Hons MRICS**	**Fabian Watts MRICS**
RICS Registered Valuer	**RICS Registered Valuer**	**RICS Registered Valuer**
Director	Associate Director	Director







Savills Advisory Services Limited. Chartered Surveyors. A subsidiary of Savills plc. Registered in England No.. 6215875
Registered office: 33 Margaret Street, London, W1G 0JD

Contents

Executive Summary

Address	1,609 affordable rented and social rented properties within 113 schemes and locations across England
Use	Affordable and social rented residential housing
Location	Nationwide with three quarters of the stock located in South East, East of England and the East Midlands
Background	Our valuation is required for loan security purposes in connection with a proposed facility to be granted to the Borrower.
Description	The stock is a mixture of houses and flats in new purpose built schemes dating from 2018. The stock contains 23 homes over 2 sites within high rise buildings. The schemes are generally situated in good residential locations. Locations vary, but most stock is within good proximity of reasonable transport links and amenities.
Planning	As per final certificates of title
Tenure	As per final certificates of title
Tenancies	186 social rented properties and 1,423 Affordable Rented
Passing Rent	£11,896,720
Market Rent	£16,679,000
EUV-SH	£239,010,000
MV-STT	£308,433,000 (including 162 properties with a value capped at EUV-SH)
Aggregate Vacant Possession Value	£377,982,000
Strengths	- Low risk investment - Long-term income profile - Good income return - Likely increased demand for affordable housing
Risks and Mitigants	- Outstanding information in respect of the certificates of title as at the date of our report — we draw your attention to sections 2.6 and 2.7 of our report and recommend that your solicitors advise you on the outstanding risks. - High Rise Buildings – 23 flats in 2 London locations – Important to check that EWS1 in place if needed – otherwise there may be additional costs associated with these properties
Information Requiring Clarification	Draft Certificates of title as at the date of our report

Suitability for Security	We have considered each of the principal risks associated with these Properties within the context of the wider property market and these risks are reflected in our valuation calculations and reported figures as appropriate. Overall, we consider that the Properties provide good security for a loan secured upon it, which reflects the nature of the Properties, our reported opinions of value and the risks involved.

Basis of valuation	Number of Units	Total Value	NIY
MV-STT	1,609	£308,433,000	3.03%
EUV-SH	1,609	£239,010,000	4.18%
Market Rent	1,609	£16,679,000	-
Vacant Possession Value	1,609	£377,982,000	-

1.   Instructions and Terms of Reference

1.1. Instructions & Terms of Reference

Further to instructions received from Deutsche Bank AG dated 24 June 2020 and our confirmation of instructions letter dated 14 August 2020 we now have pleasure in reporting to you the following valuations and advice for the purposes of assessing secured lending on the subject properties to Sage Social Housing/Blackstone Real Estate Partners LLP (the Sponsor).

1.2. Basis of Valuation

In accordance with your instructions, we have provided an assessment of the Market Value ("MV") of the Properties subject to the Tenancies, Market Rent and the Existing Use Value for Social Housing ("EUV-SH") of the tenanted properties.

Existing Use Value for Social Housing is defined by the Royal Institution of Chartered Surveyors ("RICS") at UK VPGA 7 as:-

"Existing use value for social housing (EUV-SH) is an opinion of the best price at which the sale of an interest in a property would have been completed unconditionally for a cash consideration on the valuation date, assuming:

- a) *a willing seller*
- b) *that prior to the valuation date there had been a reasonable period (having regard to the nature of the property and the state of the market) for the property marketing of the interest for the agreement of the price in terms and for the completion of the sale*
- c) *that the state of the market, level of values and other circumstances were on any earlier assumed data of exchange of contracts, the same as on the date of valuation*
- d) *that no account is taken of any additional bid by a prospective purchaser with a special interest*
- e) *that both parties to the transaction had acted knowledgeably, prudently and without compulsion*
- f) *that the property will continue to be let by a body pursuant to delivery of a service for the existing use*
- g) *that the vendor would only be able to dispose of the property to organisations intending to manage their housing stock in accordance with the regulatory body's requirement*
- h) *that properties temporarily vacant pending re-letting should be valued, if there is a letting demand, on the basis that the prospective purchaser intends to re-let them, rather than with vacant possession and*
- i) *that any subsequent sale would be subject to all the same assumptions above"*

Market Value (MV) is defined in IVS 104 paragraph 30.1 as:

"The estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm's length transaction after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion."

Market Rent (MR) is defined in IVS 104 paragraph 40.15 as:

'the estimated amount for which an interest in real property should be leased on the valuation date between a willing lessor and a willing lessee on appropriate lease terms in an arm's length transaction, after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion.'

1.3.   General Assumptions and Conditions

All our valuations have been carried out on the basis of the General Assumptions and Standard Conditions set out in **Appendix 7** of this report.

1.4.   Valuation Date

Our opinions of value are as at the date of this report. The importance of the valuation date must be stressed as property values can change over a relatively short period of time.

1.5.   Purpose of Valuation

We understand that our valuation is required for loan security purposes in connection with a proposed facility to be granted to the Borrower.

1.6.   Proposed Loan Terms

You have not provided us with details of the loan terms. Although we comment on the suitability of the Property as loan security, we do so generally and not in the context of specific loan terms as we are not qualified to do so.

1.7.   Conflicts of Interest

As previously advised, Savills Advisory Services Limited has had a material connection or involvement with the Property. More particularly, we have valued these properties previously for loan security, some of the properties were valued from our Leeds office. This notwithstanding you have provided your Informed Consent to us in writing and accordingly, we are reporting on an objective and unbiased basis.

You have instructed us to undertake this valuation in the knowledge that our previous involvement with the property / Borrower is that we have valued these properties previously for loan security, and the majority of properties were valued from our Leeds office. This involvement may be perceived as a potential conflict of interest, but the way in which we have managed it is that a different team of valuers in our London office are carrying out the valuation. In the light of this, we are providing you with an independent valuation of the property in accordance with the RICS Red Book. We will, however, be acting as External Valuers, as defined in the Red Book.

1.8.   Valuer Details and Inspection

The due diligence enquiries referred to below were undertaken by Fabian Watts MRICS and Kathryn Devine BSc MRICS. The valuations have also been reviewed by Andy Smith BSc MRICS IRRV.

A representative sample of 7 properties were inspected internally in July and August 2020 by Kathryn Devine MRICS and Fabian Watts MRICS (at sites 103, 192, 611, 683 and 1157) and all of the properties were inspected externally. The COVID 19 epidemic has limited the number of internal inspections that we have been able to safely complete and we have therefore only been able to access vacant units though we have had sight of internal photographs on a selection of the properties, and have been provided with the general internal specification of the properties.

All those above with MRICS or FRICS qualifications are also RICS Registered Valuers. Furthermore, in accordance with VPS 3.7, we confirm that the aforementioned individuals have sufficient current local and national knowledge of the particular market and the skills and understanding to undertake the valuation competently.

1.9.   Extent of Due Diligence Enquiries and Information Sources

The extent of the due diligence enquiries we have undertaken and the sources of the information we have relied upon for the purpose of our valuation are stated in the relevant sections of our report below.

In summary Sage Social Housing has provided the following:

- Property Schedule
- Site Plans
- Developer/Sage specification

We have also been provided with draft Certificates of Title by the Borrower's lawyers as at the date of our report.

1.10.   Liability Cap

Our letter confirming instructions at **Appendix 6** includes details of any liability cap.

1.11.   RICS Compliance

This report has been prepared in accordance with the RICS Valuation – Global Standards (incorporating the IVSC International Valuation Standards) effective from 31 January 2020 together, where applicable, with the UK National Supplement effective 14 January 2019, together the ''Red Book'.

2.   The Properties

2.1.   The Properties

2.1.1.   Location and Description

The Properties to be valued comprise 1,610 homes in 114 schemes/locations detailed in **Table 1** below.

Table 1: Stock Location

Region	Flats	Houses	Total
East Midlands	57	231	288
East of England	104	213	317
Greater London	61	8	69
North	39	52	91
North West	14	46	60
South East	267	346	613
South West	17	32	49
West Midlands	37	50	87
Yorkshire & Humberside	16	19	35
Total	**612**	**997**	**1609**

Source: Sage Social Housing

The stock is a mixture of new build houses and flats in new purpose built schemes dating from 2018.

The stock contains 23 units over 2 sites within high rise flats. Please refer to section 2.1.4 'High Rise Flats' for further details.

The schemes are generally situated in good residential locations. Locations vary, but most stock is within good proximity of reasonable transport links and amenities.

The spread of the stock is shown on the maps in **Appendix 5.**

Details of the individual schemes can be found in the scheme proformas at **Appendix 4**. This includes photographs, unit mix, date of inspection, inspection notes, market values and market rents for each scheme. A map showing the national spread of the portfolio can be found in **Appendix 5**.

Table 2: Year of Completion

Year	Number of Units
2017	4
2018	276
2019	869
2020	460
Total	**1609**

The units have mostly been acquired as the S106 affordable housing portion of larger private developments.

2.1.2.   Property Types

The properties can be summarised by type and tenancy type/tenure as follows:

Table 3: Property Types and Tenure

Type	Houses & Bungalows	Flats & Maisonettes	Total
General Needs – Social Rented	93	93	186
General Needs – Affordable Rented	904	519	1423
Total	**997**	**612**	**1609**

Source: Sage Social Housing

Please refer to **Appendix 1** for a full summary breakdown of the schemes and property types, together with summary rental income data. **Appendix 3** includes a full list of the properties.

2.1.3.   Condition

As instructed, we have not carried out a structural survey. However, we can comment, without liability, that during the course of our inspections for valuation purposes, we observed that the Properties appear to be generally in good condition.

Apart from any matters specifically referred to in this report, we have assumed that the Properties are free from structural faults, or other defects and are in a good and lettable condition internally. The report is prepared on this assumption.

2.1.4.   High Rise Properties

Site 857, Duncan House, E15 London and site 10, Bloom House, Yeoman St SE8 London are the only 2 high rise properties within the portfolio. Duncan House is a 21-storey building and includes 11 units. The external façade details confirming the external cladding system is made up of a concrete panel ("Techcrete") with mineral fibre insulation. The design is in accordance with the 2010 building regulations. Bloom House comprises 12 one, two and three bed units set over Ground + 5 storeys within 1 stair core. The construction is generally RC frame with SFS/ masonry external wall. The cladding appears to be made of brick. **Appendix 8** includes further detail on these units.

2.1.5.   Services

No detailed inspections or tests have been carried out by us on any of the services or items of equipment, therefore no warranty can be given with regard to their purpose. We have valued the Properties on the assumption that all services are in full working order and comply with all statutory requirements and standards.

2.2.   Environmental Considerations

We have valued the Properties on the assumption that they have not suffered any land contamination in the past, nor are they likely to become so contaminated in the foreseeable future. However, should it subsequently be established that contamination exists at the Properties, or on any neighbouring land, then we may wish to review our valuation advice.

We have assumed there to be no adverse ground or soil conditions and that the load bearing qualities of the site are sufficient to support the building constructed thereon.

2.3. Energy Act 2011

The provisions of the Energy Act 2011 make it unlawful to sell or let commercial or residential properties without an EPC rating, or with an EPC rating of F or G (the lowest 2 grades of energy efficiency).

Properties classified as low cost rental accommodation under section 69 of the Housing and Regeneration Act where the Landlord is a private registered provider of social housing, or where the landlord is a body registered as a social landlord under Chapter 1 or Part 1 of the Housing Act 1996, fall under the exemptions for the legislation.

However the properties would be required to be compliant in the event that they were in private ownership following enforcement of the security. We therefore recommend your solicitors confirm that the properties are compliant. We have valued on the assumption that this is the case.

2.4. Fire

Sage Social Housing confirm that, where applicable, Fire Risk Assessments ('FRAs") have been undertaken where required and are within date, and that the properties comply with all relevant standards and regulations. Our valuation is prepared on this assumption. Duncan House, E15 and Bloom House, Yeoman St SE8 are high rise properties. We attach further details in respect of these properties at **Appendix 8**.

2.5. Town Planning

In the context of this valuation it is not practical to make planning enquiries for all the properties but we have reviewed the draft certificates of titles provided by the Borrower's lawyers which contain information relating to the discharge of S106 obligations in particular financial ones. We are aware that there are a number of sites where not all planning conditions have yet been discharged. The final position will be clarified once final certificates of title have been made available. It should be noted though that in almost all cases, the properties in this portfolio comprise the affordable housing allocation of much larger residential developments being undertaken by volume house builders. Any financial contributions required under the various S106 agreements would involve the lead developer, who would be unable to complete their development without firstly agreeing the sale of the allocated Affordable Housing to a Registered Provider (such as Sage) and also making the financial contributions. The level of those contributions would be based on the whole development, not just the allocated Affordable Housing, which in most cases comprises a small part of the whole. For that reason, we consider it highly unlikely that Sage would ever find themselves in a position where they are required to pay the full amount of the financial contribution in the unlikely event that the lead developer failed to do so.

We understand from your solicitors that there is no indemnity insurance in place on any of the properties.

We have assumed that there are no pending planning applications or other planning issues likely to adversely affect the subject properties. We have not made specific planning enquiries for each site.

We have also assumed that the relevant consent for any extensions and alterations works to the properties have been obtained and fully complied with. We advise that your solicitors confirm the properties are currently being used in line with their consented planning use and that construction fully met building regulation requirements.

2.6. Title and Tenure

2.6.1. Title

We have been provided with the draft certificates of title for each scheme, sent to us by the Borrower's solicitors.

If s.106 agreements are restrictive or incorporate an ineffective Mortgagee Protection Clause ("MPC") this can result, in the instance of rented accommodation, in the valuation being limited to EUV-SH and precluding lending at MV-STT. Following our review of the draft certificates of title, we are of the opinion that the values for the following sites should be restricted to EUV-SH:

Site reference	Address
630	Mickleover, Derbyshire
43	Northampton, Northants
87	Breadsall Hill Top , Derbyshire
89	Wakefield, West Yorkshire
112	East Leake, Leicestershire
502	Farnham, Surrey
666	Kibworth Beauchamp, Leicestershire
670	Chellaston, Derbyshire
675	Chellaston, Derbyshire
706	Saffron Walden, Essex
739	Shavington, Crewe
807	Stockport, Greater Manchester
1109	Sandbach, Cheshire East
1779	Hounslow, LB of Hounslow
112B	East Leake, Leicestershre

We understand that there are instances on other sites where the Borrower's lawyers are still waiting for a number of documents before the position can be finalised. We have attributed a MV-STT to the sites listed below subject to seeing the final certificates of title.

Site reference	Address
150	Peacehaven, East Sussex
158B	Edwalton, Nottinghamshire
377A	Brackley, Northamptonshire
400	Salisbury, Wiltshire
405	Andover, Hampshire
434	Cottenham, Cambridge
454	Bassingbourn, Cambs
494	Tamworth, West Midlands
595	Haywards Heath, West Sussex
624	Hamilton, Leicestershire
942	Uxbridge, Greater London
2301G	Salisbury, Wiltshire
2317G	Apsley, Hertfordshire

Subject to a review of the final certificates of title, we have assumed that each property has good and marketable title and that there are no restrictions or covenants that would adversely affect our opinion of value.

2.6.2. Tenancies

We have been supplied with copies of the Borrower's standard tenancy agreements, a Starter Tenancy and a Periodic Assured Tenancy. Most of the rented units are likely be let under the Starter Tenancy with the intention that they transfer to a periodic assured tenancy after a probationary period of 12 months which can be extended to 18 months.

The Starter Tenancy is defined as an Assured Shorthold Tenancy and allows the RP to increase rent annually. The rent increase mechanism is not stated, but under the Starter tenancy it is "the rent stated" with a right of appeal to a tribunal. This tenancy confers a right of succession on the tenant. The rent under this agreement can be reviewed once a year to an open market level.

The Periodic Assured Weekly Tenancy rent can be reviewed once a year up to an open market level. The tenant has the usual rights of appeal to the local Rent Assessment Committee. This tenancy confers a right of succession on the tenant.

2.7. Lotting

We have valued the properties on a site by site basis and aggregated them.

2.8. Rental Income

The gross annual rental income currently produced by the properties, before deductions, is shown in the following table broken down by tenure.

Table 4: Gross Annual Rental Income (correct as at 15 September 2020)

Tenure Type	Number of rented units	Estimated Gross Rent £ (includes both occupied and vacant units)	
Social Rent	186	£	909,438
Affordable Rent	1423	£	10,987,281
Total	**1609**	**£**	**11,896,720**

Source: Sage Social Housing

Average rent levels, on a 52-week year basis, are shown below, as derived from the property schedule sent to us by the Borrower:

Table 5: Rent Levels 20/21 £ per week

Property Type	Estimated Gross Rent £ (includes both occupied and vacant units)	
General Needs Houses	£	102.34
General Needs Flats	£	85.71
Social Rented Average	**£**	**94.03**
General Needs Houses – Affordable	£	154.81
General Needs Flats – Affordable	£	137.47
Affordable Rented Average	**£**	**148.48**

Source: Sage Housing

3.   Market Commentary

3.1. General Summary

3.1.1. Economy

In common with other economies around the world, the UK economy has suffered as a result of the coronavirus pandemic. The UK Government put in place support measures for the economy and businesses which may go some way to reduce the impact of the pandemic, but it has become evident that the short-term economic impact will be greater than originally anticipated.

The ONS has estimated that the economy contracted by 5.8% in March alone. Most forecasters have therefore downgraded their forecasts for the second quarter of 2020. Forecasts from Oxford Economics anticipate that GDP will fall by -8.3% in 2020 (-2% Q1, -14% Q2, +6.5% Q3, +4.7% Q4), before rebounding in 2021. The Bank of England base rate is expected to remain at 0.1% until 2022 Q2 and only gradually rise thereafter. Unemployment has risen and is likely to continue to rise in this year and not return to pre-pandemic levels until 2021. The risk of a 'hard Brexit' at the end of the year may also weaken appetite to recruit and slow employment rebound, but predicted levels remain below the rate seen in the 5 years following the Global Financial Crisis.

3.1.2. Housing Market – General

For the seven and a half weeks from 23rd March to 13th May, the housing market was effectively in lockdown and transaction activity was severely suppressed. Since reopening, it is likely that there will be some pent up demand in the market, but it is anticipated that this spike will be short lived and the housing market's recovery will be determined by the rebound of the wider economy, notably it's impacts on household incomes.

Savills Research expect the pandemic to have a more limited and shorter lived impact on the economy than after the Global Financial Crisis. They expect short term price falls to be of the order of around 7.5% on a low level of transactions. The pace of recovery from that point will depend on the state of the wider economy but on balance Savills expect the five year outlook for prices to remain as predicted last November at around +15%, albeit with a different distribution of growth year to year, and regional variances depending on major sectors of employment.

The Government has announced measures to support those in rented housing including a moratorium on evictions, which has been extended for another two months to August, however no direct support for tenants has been given to date. Rental values tend to be more resilient than capital values during a downturn, and Savills Research expect rents to remain relatively resilient in the coming months and years. There may be modest falls in private sector rents paid over the next year as rental growth generally shows a correlation with income growth, with growth accelerating again as income growth returns.

3.1.3. Social Housing and Residential Investment Markets

The impact of the COVID-19 pandemic on sales transactions between Registered Providers has been limited. Registered Providers are working hard to support and safeguard their tenants and staff at this time. Thorough stress testing has been carried out with particular focus on rent arrears and bad debts, voids and operational costs, with some business plans updated, but impacts are expected to be relatively limited and many paused repair and development programmes have now re started. Sales transactions have continued to take place since lockdown on 23 March, market activity remains steady and there has been no discernible impact on pricing.

The response of investors in the residential investment market to date has been mixed. Very few transactions have taken place, although we have seen new opportunities receiving bids at pre COVID-19 levels, there is still some time before exchange and transactional evidence. It is possible that a widespread expectation of house price falls will feed through into investment yields, and investors are being slightly cautious because of the uncertainties in the economy, but at present it is too early to tell how pricing will be affected.

In order to examine the possible impact of the crisis on our valuations we provide some sensitivity analysis in section 5.2.

3.1.4.   Residential Property Forecasts

Savills' most recent house price forecasts show house prices falling by 7.5% across all of the UK, with similar downward pressures on prices and transactions in 2020 expected. However, they expect the pace of subsequent recovery to vary.

At this stage in the housing market cycle, it would normally be expected that the Midlands, North, Wales and Scotland would perform strongest, with slower growth in London and the South where values rose faster in the decade preceding the EU referendum. Covid has the potential to change that dynamic in the short term.

Different employment sectors have faced different challenges during the lockdown. For some sectors, such as Professional, Scientific & Technology, the impact is relatively mild, with many employees able to work from home. For others, such as Accommodation & Food Service, remote work is not usually an option. Housing markets will recover fastest in regions with more jobs in more resilient employment sectors.

We therefore expect London and the South East to lead the housing market recovery. These regions also benefit more from lower interest rates, which in the short term will ease some of the affordability pressures that have constrained price growth there. Regions with a higher reliance on tourism, such as the South West, will recover more slowly, even though affordability is less of a challenge.

The revised five year forecast for mainstream residential property is shown in the table below, together with mainstream rental foreacasts.

Table 6: UK House Price 5-Year Forecasts %pa

Region	2020	2021	2022	2023	2024	5 Year
UK	-7.5	5.0	8.0	5.0	4.5	15.1
North West	-7.5	8.5	9.0	7.0	6.0	24.1
Yorkshire & The Humber	-7.5	3.0	10.0	8.0	7.0	21.1
Scotland	-7.5	7.0	8.5	6.0	5.5	20.1
North East	-7.5	2.0	10.0	8.0	7.0	19.9
East Midlands	-7.5	7.0	7.5	5.5	5.5	18.4
West Midlands	-7.5	2.0	10.0	7.0	6.5	18.3
Wales	-7.5	2.0	10.0	7.0	6.0	17.7
South West	-7.5	3.0	8.0	5.5	4.0	12.9
South East and East	-7.5	8.0	5.5	2.5	2.5	10.7
London	-7.5	6.0	3.0	1.5	1.5	4.0
UK mainstream rental forecasts	-1.5	5.5	3.0	3.0	3.0	13.6

Source: Savills

Savills most recent residential market commentary is included at **Appendix 2**.

3.2. Local Market Conditions

The portfolio is spread throughout the UK and market conditions vary along national guidelines, specified above.

This is illustrated by the Land Registry data in **Table 7 and 8** below. Sales volume data in 2020 was only available for January and February and has been pro-rated accordingly. Average sales prices are for the first 4 months of 2020 only.

Table 7: Sales Volume and Average Property Price - UK



Three quarters of the stock are located in the South East, East of England and the East Midlands and therefore a more detailed graph is included below .

Table 8: Sales Volume and Average Property Price - Regional



Estate agents reopened on 13th May and market activity has picked up again.

3.3. Vacant Possession Values

In the absence of current transactional evidence We have relied on a mixture of evidence, some from before March and some more recent post lockdown in order to assess current values and rent. The borrower has provided us with sales evidence on some of the sites where they also own shared ownership units. This recent evidence is not often publicly available. We have used this evidence in addition to comparable information from our usual information sources. **Table 9** below shows the average vacant possession values for the properties included within the valuation summarised by type and bedroom number.

Table 9: Vacant Possession Values

Savills Property Type	Bedrooms	Average	
Houses and Bungalows	1	£	158,174
	2	£	230,312
	3	£	284,552
	4	£	357,746
Average VP value of all Houses & Bungalows		**£**	**251,020**
Flats and Maisonettes	1	£	177,529
	2	£	225,604
	3	£	560,455
Average VP value of all Flats & Maisonettes		**£**	**208,685**

Source: Savills

Further detail of vacant possession values can be found on the property schedule at **Appendix 3**.

3.4. Market Rents

Table 10 below shows the average rental values for the properties included within the valuation summarised by type and bedroom number. It is expected that rental levels at the lower end of the market will be less affected than vacant values by the COVID-19 crisis, because they are underpinned by a shortage of accommodation and various Government interventions to support incomes.

Table 10: Average Market Rent

Savills Property Type	Bedrooms	Average Market Rent £pcm	
Houses and Bungalows	1	£	623
	2	£	822
	3	£	1,014
	4	£	1,249
Average VP value of all Houses & Bungalows		**£**	**898**
Flats and Maisonettes	1	£	686
	2	£	876
	3	£	2,181
Average VP value of all Flats & Maisonettes		**£**	**809**

Source: Savills

4. Valuation Advice

4.1. Existing Use Value For Social Housing – Valuation Approach

4.1.1. Approach to EUV-SH

EUV-SH for loan security assumes the property will be disposed of by a mortgagee in possession to another Registered Provider ("RP") who will continue the use of the properties for social housing. These organisations will calculate their bid according to their projected income and outgoings profile which they would estimate the properties would produce under their management. This basis assumes rents will remain affordable to those in low paid employment and that all vacant units will be relet on the same basis.

We consider that the appropriate method of valuation is to use a discounted cash flow ("DCF"). The DCF allows us to project rental income and expenditure over the term of the cash flow to arrive at an annual surplus or deficit, which is then discounted to a net present value.

However it is also necessary to consider comparable transactional evidence where available.

4.1.2. Principal DCF Variables

The DCF assumptions are derived from information received from the RP and economic data. **Table 11** below sets out our principal assumptions. More detailed discussion on discount rate, adopted rent levels and rental growth is contained in the following sections.

Table 11: DCF Variables

DCF Variable	Amount		No Units	Year	Variable Unit	Source
Social Rent	£	94.03	186	Current	£ pw	RP
Affordable Rent	£	148.48	1423		£ pw	RP
Average Affordable "Convergence" Rent	£		153.16		£ pw	Savills
Voids and Bad Debts	2.50%			All Years	% of Debit	RP/Savills
Turnover Flats	7.00%				% pa	RP/Savills
Turnover Houses	2.00%					RP/Savills
Management Costs	300				£ pu/pa	RP/Savills
Cyclical & Responsive Maintenance Costs	640				£ pu/pa	RP/Savills
Programmed Maintenance Costs	750			Year 10+	£ pu/pa	RP/Savills
CPI / Inflation	1.50%			Year 1	% real pa	Savills
	1.75%			Year 2	% real pa	Savills
	1.75%			Year 3	% real pa	Savills
	2.00%			Year 4	% real pa	Savills
	2.00%			Year 5+	% real pa	Savills
Progammed Costs Inflation (real)	-0.50%			Year 1	% real pa	Savills
	1.25%			Year 2	% real pa	Savills
	3.00%			Year 3	% real pa	Savills
	3.00%			Year 4	% real pa	Savills
	0.50%			Year 5+	% real pa	Savills

Maintenance Cost Inflation (real)	2.75%	Year 1	% real pa	Savills
	2.00%	Year 2	% real pa	Savills
	2.00%	Year 3	% real pa	Savills
	1.50%	Year 4	% real pa	Savills
	1.00%	Year 5+	% real pa	Savills

4.1.3. Discount Rate

There is no hard-and-fast rule for determining the most appropriate rate to be adopted in a discounted cash flow. The discount rate is probably the most important variable in the model since it determines the net present value of future predicted income and expenditure flows for the property in question. Our role as valuers is to interpret the way in which potential purchasers of the stock would assess their bids. The market for this stock will be within the RP sector.

Effectively, the discount rate is representative of both the long-term cost of borrowing for an acquiring organisation and the risks implicit in the property portfolio concerned. The current level of long-term interest rates and the overall cost of funds must be reflected in our valuation. In addition to considering the cost of funds, we also need to make an allowance for the risk which attaches to our cashflow assumptions – some of which may be subject to a higher degree of risk than those generally made in the business plans. The margin for risk needs to be considered on a case-by-case basis, having regard to the nature of the stock. Currently, the yield on 30 year Gilts is around 0.69%. This is in effect the risk free discount rate. Yields on Housing Association long dated, rated and unrated bonds are running typically around 1.81% to 2.43% (Source: Social Housing, July 2020).

Activity in the bond market over the past year includes the public rated issues in October 2019 of Sovereign 2.375% (1.27% spread), Wrekin Housing Group 2.50% (1.48% spread) and LiveWest 2.25% (1.40% Spread). Accent Group in July 2019 2.625% (1.30% spread), Home Group in March 2019 3.25% (1.70% spread), Incommunities in March 2019 3.29% (1.57% spread), Futures Housing Group (with a coupon of 3.375% (1.68% spread)) in February 2019 and Notting Hill Genesis (with a coupon of 2.875% (1.73% spread)) and Clarion ((with a coupon of 2.625% (1.47% spread)) both in January 2019. The MORHomes aggregator also issued its first series of bonds in February 2019 (with a coupon of 3.476% (1.90% spread)).

Since the COVID-19 crisis began there have been a number of transactions: Optivo issued a 15 year fixed rate bond with an all-in coupon of 2.857% (2.3% spread), Sanctuary a 30 year bond at a coupon of 2.375% (1.7% spread), and Guinness a 30 year bond at a coupon of 2.02% (1.45% spread).

The supply of traditional long term (25 or 30 year) funding has diminished and is only available from a handful of lenders. Shorter term traditional funding (5–7 years) and funding with in-built options to re-price margins at a future date are commonplace, introducing a new level of re-financing risk to business plans.

Notwithstanding this, many business plans are typically being run at nominal interest rates at 'all-in' long term (30 year) cost of funds including margin of around 5%, reflecting the availability of long term finance from the capital markets but also future refinancing risk.

Given the sustained reduction in funding costs our view is that for good quality, generally non-problematical stock, a discount rate between 4.75% and 5.5% real is appropriate (over a long-term CPI inflation rate of 2%). A greater margin for risk will be appropriate in some cases. We would expect to value poorer stock at rates around 5.5% to 6.25% real. On the other hand, exceptional stock could be valued at rates around 4% to 4.75% real. We would stress our cashflows are run in perpetuity and not over 30 years.

We have adopted an average discount rate of 4.25% real over an assumed CPI inflation rate of 2.0%. This discount rate has been adjusted regionally with 4.00% applied to the sites in Greater London where the passing rent set by Sage is artificially low and below affordable rent levels. A discount rate of 4.15% was applied to the sites in the South East to reflect the lack of affordability. The discount rates applied to the sites in the North and North West regions were also adjusted by 25bps above the average discount rate. These discount rates have been applied in the cashflow run in perpetuity.

4.1.4.   Social Rents – Savills "Convergence" Rents and Rental Growth

Registered Providers are required to set their Social Rents in accordance with Rent Standard Guidance issued by the Regulator of Social Housing. The Guidance sets out a formula for calculating most Social rents which reflects property values, local earnings and bedroom size. From April 2020 the new Rent Policy Statement will apply which allows for existing rents to rise at CPI+1%.

Some latitude is given in that rents for new lettings can be no more than 5% higher than their formula level. For sheltered and supported properties the margin is extended to +10%. The rents produced by the formula are net of service charges. Service charges are expected to be charged over and above the rents and to reflect what is actually being provided to tenants.

Mortgagees in possession and their successors in title are not bound by the provisions of the Rent Standard. In theory, therefore, a purchaser could base a bid for the properties on rents up to open market levels as permitted under the terms of the tenancy agreements. However any RP purchaser would need to set rents that are consistent with its objectives as a social housing provider.

We therefore believe that a purchaser in a competitive transaction is likely to set rents at a level which he considers are the maximum affordable to those in low paid employment locally. We assume they would intend to charge such rents for new tenants and increase existing rents to a sustainable and affordable rent over a reasonable period.

The average rents across the charged stock are set out below, along with our assessed sustainable affordable rent or "convergence" rent. We have adopted the convergence rents in our valuation.

Table 12: Current and Convergence Rents 20/21 (£ pw – 52 Weeks)

Type	Estimated Tenant Household weekly Income	Average weekly rent	Savills Convergence Rent £	Savills Convergence Rent Afford. Ratio %	Market Rent £
House	£ 521.67	£ 147.43	£ 157.70	30.23%	£ 883.08
Flat	£ 441.57	£ 133.47	£ 145.55	32.96%	£ 831.36
Total	**£ 486.78**	**£ 142.19**	**£ 153.16**	**31.46%**	**£ 863.84**

Source: Sage Social Housing & Savills

We have assumed all rents will converge to our convergence rents over a period of 5 years. The annual rent increases vary depending on the estimated income for a given archetype and the level at which the initial rents were set.

In the long term, in order to maintain consistent levels of rent affordability, the maximum possible rate of rent growth will be growth in local household incomes which is currently predicted to be 2.81% pa over the next 10 years in the UK (This figures was 3.05% pre Coronavirus pandemic). We have therefore assumed that after they have converged rents will increase at CPI + 1% per annum.

We have relied on the current rents supplied by the Borrower in carrying out this valuation. We have not carried out any validation of or research into the rents supplied.

4.1.5.   Affordable Rents

In certain circumstances, RPs are able to offer new assured tenancies at intermediate rents at up to 80% of the market rent – such rents are known as 'Affordable' as opposed to 'Social' rents. The ability to charge the higher rents is dependent upon the RP having a Development Framework contract with the HCA or a Short Form Agreement where they are not in the Development Framework.

There are currently 1,423 Affordable Rent units within this 1,609-unit portfolio. The current average rent for these units is £147.81 per week. These units have been included in our valuation at their current Affordable Rent levels.

We understand that Sage's rent setting policy is to assess rents at Affordable Rents at 80% of market level but capped at Local Housing Allowance ("LHA") rates. As part of the Government's response to COVID-19 there has been financial support provided to landlords and renters. This includes the relinking of LHA to the 30th percentile of Market Rent. This may form a temporary relaxation of the position previously stated in November 2019.

Under the Rent Standard the rents payable for Affordable Rent tenancies increases annually by CPI plus 1% per annum. Rents are rebased to market rent upon the granting of a new tenancy. We have assumed that a purchaser from a mortgagee would increase existing Affordable Rents in line with movements in market rents over the long term.

Market rents tend to increase in line with household incomes. Income growth forecasts for the UK are currently 2.81% per annum. We have therefore assumed that rents will increase at CPI + 1% pa.

4.1.6. Sales Between Registered Providers – Transactional Evidence

Until recently evidence of sales between RPs was extremely limited – most transactions were simple transfers of engagements. However in recent years there has been a growing body of transactional evidence from competitive sales between RPs of tenanted stock. The evidence confirms RPs have a consistent tendency to pay a higher sums for some social housing portfolios than would be suggested by traditional, purely cashflow driven, EUV-SH valuations. We have been heavily involved in this emerging market and have a database of transactions covering circa 50,000 units.

Although the body of evidence is relatively small compared to the total RP stock in the UK and the market is still immature, we are able to derive a view of the prices achieved for certain kinds of stock and lot sizes. Assuming a sensible lotting of units in smaller batches of circa 100 units, bids between 5% to 30% above traditional EUV-SH levels are common for more modern stock in reasonable proximity to amenities. In addition it can be seen that gross yields of between 6.25% and 9.5% were consistently achieved on such sales prior to the coronavirus pandemic in the areas where the majority of the stock is located. Please see section 4.1.2 for market commentary.

In contrast it is apparent that for lots exceeding around 200 properties the prices achieved appear to be in line with the traditional, cashflow approach to EUV-SH.

We have valued the portfolio assuming disposal in multiple lots according to scheme. Our valuation reflects the sales evidence, with particular regard to sales within the last six years. Sales evidence of portfolios in the regions where the sites are located is shown in the table below.

Table 13: Sales Evidence

Region	Sum of Housing Properties	Average of Bid Price per unit	% of Base Price (Base EUV-SH)	Initial Gross Yield
East Midlands	987	£65,998	136%	7.52%
East of England	1329	£63,654	137%	9.47%
London	278	£141,939	146%	6.25%
North East	2445	£49,645	152%	8.64%
North West	2407	£35,178	127%	16.00%
South East	1488	£101,871	186%	6.24%
South West	1518	£71,257	115%	8.08%
West Midlands	1018	£55,034	131%	9.42%
Yorkshire & the Humber	60	£22,681	85%	17.58%

Source: Savills

However the stock within this portfolio is all brand new and will therefore be of better quality than typical standing stock and we have taken this in to account in our valuation assumptions. There have been no large scale transactions of newly built affordable rented and social rented stock on such a scale. Many for profit investors are purchasing S106 packages and competing with more traditional RP's. Although the evidence is not perfect, the pricing of those S106 packages is a useful benchmark as some of the larger for profit providers are backed by large institutions. In addition we have considered the pricing of alternative investments within the wider residential sector bearing in mind that social rented and Affordable rented portfolios are at the lower end of the risk spectrum.

4.2. Market Value – Subject to Tenancies (MV-STT) – Valuation Approach

4.2.1. Valuation Methodology – MV-STT

We assess the MV-STT in two ways; firstly by applying a discount to Market Value with Vacant Possession ("MV-VP") and secondly by applying a yield to rental income.

The valuation of properties and portfolios subject to Assured and Secure tenancies is carried out with reference to comparable evidence from the sales of similar tenanted portfolios and individual units, and sold subject to Protected Tenancies or Assured Shorthold Tenancies. There is an established body of evidence from portfolios traded on the open market to which we can refer.

Investors tend to base their bid on their ability to "trade out" individual units at Market Value assuming vacant possession over time. In locations where there is a limited market or where a property is difficult to trade, owing to style or market conditions, investors will base their bid on rental return compared to capital cost.

The discount to MV-VP ranges from 10% for prime property to 50% where market conditions are difficult. Typical rates are around a 15% to 20% discount to MV-VP for properties subject to AST tenancies.

The yield applied to net income varies from circa 4.25% for prime property, to 4.75% or more for poorer locations within the portfolio. This equates to a gross reversion yield on gross income (after deductions for management, maintenance & voids) of 5.3%.

The Residential Investment market is currently picking up in all the areas included and having discussed the portfolio with agents active in the market we expect that the properties would attract demand if brought to the market. Recent sales evidence which is relevant to this valuation is in included in **Appendix 9**.

The discount and yield applied in our valuations has been adjusted to reflect the additional security of tenure RP tenants benefit from.

4.2.2. Principal Assumptions – MV-STT

We have considered the above in arriving at our valuation. The yield and other principal assumptions adopted are set out below.

Table 14: MV-STT Assumptions

Variable	expressed as	Year	Amount
Passing rental income	£	Year 1	£ 11,943,125
Reversionary income	£	Year 2	£ 16,672,993
Voids	% of Rent Debit p.a.	All years	3.00 % - 3.75%
Management	% of Rent Debit p.a.	All years	12.00%
Maintenance	% of Rent Debit p.a.	All Years	5.00%
Net Yield Applied	%	All Years	4.25% - 4.75%

Source: Savills

Note: market rent assumed

Void loss and management costs are likely to rise in the short term, although we expect this to be balanced as landlords take mitigating action and reduce repairs expenditure. We have assumed a modest increase in outgoings of 0.25% of rent debit.

We consider it likely that in the short term yields will be affected and our valuation reflects an increase in net initial yield adopted of 0.25%.

5.   Valuations

5.1. Valuations

Our valuations are as follows. Please note that this summary must only be read in conjunction with the rest of this report and all Appendices.

5.1.1. Existing Use Value – Social Housing (EUV-SH) – Rented Properties

The aggregate EUV-SH of the freehold or Long Leasehold interest in the 1,609 homes for loan security purposes is:

£239,010,000

(Two Hundred and Thirty Nine Million and Ten Thousand Pounds)

5.1.2. Market Value – Subject to Tenancies (MV-STT) – Rented Properties

The aggregate MV-STT of the freehold or Long Leasehold interest in the 1,609 homes for loan security purposes is:

£308,433,000

(Three Hundred and Eight Million Four Hundred and Thirty Three Thousand Pounds)

Please note that the above figure does include 162 properties whose value has been capped at EUV-SH. Summary valuations are listed at **Appendix 1**. Those figures must not be used as a basis for lending until your lawyers have confirmed clear title to us.

5.1.3. Market Rent

The Aggregate Market Rent of the 1,609 units is:

£16,679,000

(Sixteen Million Six Hundred and Seventy Nine Thousand Pounds).

5.1.4. Indicative Aggregate Market Value assuming Vacant Possession

The aggregate Market Value of the 1,609 units making up the portfolio is:

£377,982,000

(Three Hundred and Seventy Seven Million Nine Hundred and Eighty Two Thousand Pounds).

This assumes the properties are available with vacant possession, but in fact, the properties are subject to tenancies. This figure cannot therefore be regarded as a valuation suitable for lending. It is thus provided for illustrative purposes only and given with nil reliance.

5.2.   Multi Storey Buildings

Following the Grenfell Fire tragedy in June 2017, there has been a considerable focus on the safety of tall buildings where people sleep, concentrated on those of 18 metres or greater in height, albeit the scope is likely to extend to those of lower height in multiple occupation. Measures taken by the Government have included much stricter control of potentially combustible materials in external wall systems, and effectively a wholesale review of Building Regulations. Whilst the full details of the new Building Regulations regime are awaited, uncertainty may exist regarding any remedial works that might be required to the subject property and any impact on our reported MV-STT and EUV-SH subsequent to the valuation date.

We would therefore draw your attention to Section 2.5 of this report that sets out the due diligence, assumptions and caveats upon which the valuation of the multi storey blocks has been prepared. Where appropriate we have also made recommendation for further technical expert advice to be obtained by you prior to making any decision based upon this valuation.

5.3.   Additional Advice

5.3.1.   Lending Against MV-STT

With reference to section 2.4 on Tenure, it is essential that before lending on MV-STT your lawyers confirm that the properties are capable of being let at a Market Rent, or disposed of free from restrictions, should you take possession. If there are enforceable "Housing Restrictions" in title, planning approval, s.106 agreements or by separate Nomination agreements, that, for example, limit disposal only to Registered Providers or contain binding contractual nominations, then the correct valuation basis is EUV-SH and not MV-STT.

It is up to you to assess the terms of the loan and the amount of lending based on the valuations herein. We have set out the current rental income at **Appendix 1** but make no warranty that the current income is sufficient to support lending against MV-STT either on individual valuation groups or against the whole portfolio.

5.3.2.   Lending against EUV-SH

As discussed in Section 4.1 our valuation on EUV-SH reflects recent transactional evidence. Given the relative immaturity of the market for RP sales, our valuations may be subject to a higher degree of risk than traditional, purely cashflow driven valuations. The range of bids received for RP properties can be wide and is dependent both on the depth of local demand and a variety of different drivers for purchase from individual RPs.

5.4.   Lotting and Value Disaggregation

We have valued the properties on a site by site basis and aggregated them. As a result **we have not assessed individual valuations for each property.** We have, however, provided a disaggregation of the overall valuation figures by reference to the appropriate rent and these figures are shown on the property schedule at **Appendix 3**.

It is very important to note that the per unit figures shown in the schedule should not be regarded as individual valuations of the properties. They are provided as indicative figures for administrative purposes only. They should not be used for any other purpose, including disposals or re-assessment of security, without our prior written approval.

6. Suitability, Liability & Confidentiality

6.1.   Suitability as Loan Security

6.1.1.   Lender's Responsibility

It is usual for a valuer to be asked to express an opinion as to the suitability of a property as security for a loan, debenture or mortgage. However, it is a matter for the lender to assess the risks involved and make its own assessment in fixing the terms of the loan, such as the percentage of value to be advanced, the provision for repayment of the capital, and the interest rate.

In this report we refer to all matters that are within our knowledge and which may assist you in your assessment of the risk. In assessing the nature of the risk we would draw your attention to the following matters:

- Outstanding information in respect of the certificates of title – in particular in respect of properties that do not benefit from a workable mortgagee exclusion clauses and those with outstanding planning obligations particularly financial ones – we draw your attention to sections 2.6 and 2.7 of our report and recommend that your solicitors advise you on the outstanding risks.
- High Rise Buildings – 23 units in 2 London locations – Important to check that EWS1 in place if needed – otherwise may be additional costs associated with these properties

We have made subjective adjustments during our valuation approach in arriving at our opinion and whilst we consider these to be both logical and appropriate they are not necessarily the same adjustments which would be made by a purchaser acquiring the properties.

Where we have expressed any reservations about the property we have reflected these in the valuation figure reported. However it may be that the purchasers in the market at the time the property is marketed might take a different view.

6.1.2.   Suitability as Security

We have considered each of the principal risks associated with these Properties within the context of the wider property market and these risks are reflected in our valuation calculations and reported figures as appropriate.

Overall, we consider that the Properties provide good security for a loan secured upon it, which reflects the nature of the Properties, our reported opinions of value and the risks involved.

6.2.   Verification

This report contains many assumptions, some of a general and some of a specific nature. Our valuations are based upon certain information supplied to us by others. Some information we consider material may not have been provided to us. All of these matters are referred to in the relevant sections of this report.

We recommend that the Bank satisfies itself on all these points, either by verification of individual points or by judgement of the relevance of each particular point in the context of the purposes of our valuations. Our Valuations should not be relied upon pending this verification process.

6.3.   Confidentiality

The valuations are provided for loan security purposes in connection with a loan between Deutsche Bank AG and Sage Borrower AR1 Limited. **They cannot be relied upon for any other purpose**, including accounts valuations, disposal, or stock swap.

In accordance with the recommendations of the RICS, this report is provided solely for the purposes stated above. It is confidential to and for the use only of the party to whom it is addressed and no responsibility whatsoever is accepted to any third party for the whole or any part of its contents. Any such parties rely upon this report at their own risk. Neither the whole nor any part of this report or any reference to it may be included now, or at any time in the future, in any published document, circular or statement, nor published, referred to or used in any way without our written approval of the form and context in which it may appear.

We trust the above is acceptable for your purposes, should you have any queries, please do not hesitate to contact us.

Yours faithfully

For and on behalf of Savills Advisory Services Limited

Andy Smith BSc MRICS IRRV	**Kathryn Devine BSc Hons MRICS**	**Fabian Watts MRICS**
RICS Registered Valuer	**RICS Registered Valuer**	**RICS Registered Valuer**
Director	Associate Director	Director





Appendices

Appendix 1
Executive Summary of Valuation

Appendix 2
Market Commentary

UK Housing Market Update



SAVILLS RESEARCH

savills

The housing market remains strong for now, despite weakness in the wider economy

The housing market has continued to experience remarkably high levels of activity. In the first week of August, sales subject to contract (SSTCs) were at almost double their number the same time last year, indicating a significant release of pent up demand. The number of SSTCs in the first week of August was no higher than the previous week, after 5 weeks of strong growth, suggesting the market may have hit a high peak.

The RICS survey for July also showed high activity levels. A record 87% of surveyors reported rising levels of new enquiries, and 80% reported rising levels of new instructions.

Data on sales completions is lagged and doesn't yet reflect the surge in SSTC figures. But numbers have increased sharply and completed transaction levels in June stood at 64% of their level the same time last year. Transactions numbers are likely to be high for the rest of the year as the many of the sales agreed move to completion. A similar level of recovery is also evident in the number of new mortgage approvals, with the number in June back up to 60% of last year's figure.

Although mortgage volumes are recovering, lenders are limiting the speed at which transactions can progress. Many lenders are struggling to find enough capacity to process new applications, as well as dealing with high numbers of mortgage holiday requests. To help limit the number of new applications, many lenders have imposed stricter loan-to-income or deposit requirements on their products.

The ONS has now recorded two quarters of GDP falls, putting the UK officially in a recession. House prices typically fall during a recession, usually after a period of strong growth. This time around, house price growth has been modest over recent years. House prices did fall in May and June, but have since bounced back, rising 1.7% in July, according to Nationwide. This puts annual growth at a modest, but still positive, 1.5%.

This relative strength may not last. Pent-up demand, the stamp duty holiday and extension of the furlough scheme have all supported the market in the short term, but these factors will not last indefinitely. Towards the end of the year we expect unemployment to rise along with a renewal of Brexit uncertainty as we near the end of the transition period. This may hold back activity and value growth towards the end of the year.

Rents in the UK increased by an average of 1.5% in the year to June, according to the ONS. The highest growth was in the South West (2.5%), followed by the East Midlands (2.3%). More localised rental data from Zoopla showed that Derbyshire Dales saw the strongest growth of 7.5% in the year to May, followed by Gwynedd and Blaenau Gwent, at 6.5% and 6.0% respectively.

Figure 1 Annual house price growth, year to Mar-20



Annual House Price Growth to Mar-20
- Above 6%
- 4% to 6%
- 2% to 4%
- 0% to 2%
- Value falls

Figure 2 Average rental value growth, year to May-20



Annual Rental Growth to May-20
- Above 6%
- 4% to 6%
- 2% to 4%
- 0 to 2%
- Rental falls
- No Data

Source Savills using HM Land Registry and Registers of Scotland (6 month smoothed)*

Source Zoopla Rental Index – powered by Hometrack

The latest RICS survey for July showed continued positivity from surveyors.

87% reported rising levels of new buyer enquiries, and 80% saw rising levels of new instructions. This puts both measures at their highest values on record.

Surveyors have been reporting the stamp duty holiday as a driver for the high level of activity.

New buyer enquires have now pulled ahead of new instructions. If maintained, this suggests more demand than supply, supporting continued house price growth in the short term.

Figure 3 Surveyors continue to report strong and widespread activity



Source RICS (seasonally adjusted)

The RICS Survey can be a good indicator of house price movements, which are later picked up by other indices.

July saw the majority of surveyors reporting price rises for the first time since March, a strong rebound from the low of May.

While the three month Nationwide figure is still negative, July did see a return to growth, after two months of falls.

Figure 4 Value growth returns to the market after a brief drop



Source RICS, Nationwide, ONS

Transactions reached their low point in April, a month into lockdown in which estate agents were prevented from opening and surveyors and valuers were unable to carry out inspections.

The April figure was just 43% of the 2019 monthly average, with many sales that completed having been agreed before lockdown.

Transactions have subsequently bounced back, and sat at 64% of average 2019 activity in June.

Early indicators from the RICS survey and SSTC figures suggest this recovery in transaction activity is likely to continue for the new few months at least.

Figure 5 Transaction activity is recovering at pace



Source HMRC



Table 1 Recent house price growth

	Nationwide (to Jul-20 for UK, to Jun-20 for regions)			ONS (to Mar-20)			Savills (to Mar-20)		
	m/m	q/q	y/y	m/m	q/q	y/y	m/m	q/q	y/y
UK	1.7%	-1.6%	1.5%	0.1%	1.0%	20%	0.1%	0.1%	2.2%
London		1.4%	20%	1.5%	2.2%	4.6%	0.0%	-0.3%	1.5%
South East		0.1%	2.2%	0.9%	1.1%	1.9%	0.0%	-0.1%	0.6%
East of England		-0.2%	0.9%	0.7%	1.3%	1.5%	0.0%	-0.1%	0.5%
South West		1.2%	2.2%	2.2%	3.0%	40%	0.1%	0.1%	1.5%
East Midlands		-1.5%	1.6%	0.7%	0.8%	2.1%	0.3%	0.3%	2.8%
West Midlands		-0.8%	0.7%	-1.5%	0.1%	0.4%	0.0%	0.2%	2.3%
North East		0.3%	-0.1%	0.0%	0.8%	1.8%	-0.2%	-0.3%	1.9%
Yorks & Humber		-1.8%	2.2%	-3.0%	-20%	-1.1%	0.1%	0.0%	3.2%
North West		0.4%	5.1%	1.1%	2.1%	3.4%	0.2%	0.4%	40%
Wales		-2.2%	1.2%	-2.8%	-1.8%	1.2%	0.1%	0.4%	4.3%
Scotland		2.5%	3.7%	0.1%	1.4%	1.4%	-0.2%	-0.4%	2.7%

Source Savills using HM Land Registry and Registers of Scotland' Nationwide (seasonally ad1usted). ONS (seasonally ad1usted)

Table 2 Five year mainstream house price forecasts (first published June 2020)

	2020	2021	2022	2023	2024	5-year
North West	-7.5%	8.5%	90%	70%	60%	**24.1%**
Yorkshire & the Humber	-7.5%	30%	10.0%	8.0%	70%	**21.1%**
Scotland	-7.5%	70%	8.5%	60%	5.5%	**20.1%**
North East	-7.5%	20%	10.0%	8.0%	70%	**19.9%**
East Midlands	-7.5%	70%	7.5%	5.5%	5.5%	**18.4%**
West Midlands	-7.5%	20%	10.0%	70%	6.5%	**18.3%**
Wales	-7.5%	20%	10.0%	70%	60%	**17.7%**
South West	-7.5%	30%	8.0%	5.5%	40%	**12.9%**
South East & East	-7.5%	8.0%	5.5%	2.5%	2.5%	**10.7%**
London	-7.5%	60%	3.0%	1.5%	1.5%	**4.0%**
UK	**-7.5%**	**5.0%**	**8.0%**	**5.0%**	**4.5%**	**15.1%**

Source Savills

Savills team

Please contact us for further information

Ed Hampson
Analyst
ed.hampson@savills.com
0203 107 5460

Chris Buckle
Director
cbuckle@savills.com
0207 016 3881

' Savills index is an unad1usted repeat sales index based on HM Land Registry and Registers of Scotland price paid data. Note that Savills national index (labelled UK) is for Great Britain. not including Northern Ireland

Appendix 3
Schedule of Properties

savills

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0004015	1	001 Land South of Farriers Way	4 Shire Close, Huntingdon	49	PE28 2JT	House	DET_S	2	Affordable Rent	785
0004016	1	001 Land South of Farriers Way	5 Shire Close, Huntingdon	50	PE28 2JT	House	DET_S	2	Affordable Rent	785
0004017	1	001 Land South of Farriers Way	6 Shire Close, Huntingdon	51	PE28 2JT	House	DET	2	Affordable Rent	785
0004018	1	001 Land South of Farriers Way	3 Shire Close, Huntingdon	52	PE28 2JT	House	DET_S	2	Affordable Rent	775
0004019	1	001 Land South of Farriers Way	2 Shire Close, Huntingdon	53	PE28 2JT	House	DET_S	2	Affordable Rent	775
0004022	1	001 Land South of Farriers Way	7 Shire Close, Huntingdon	60	PE28 2JT	House	DET_S	3	Affordable Rent	1162
0004023	1	001 Land South of Farriers Way	8 Shire Close, Huntingdon	61	PE28 2JT	House	DET_S	2	Affordable Rent	775
0004024	1	001 Land South of Farriers Way	5 Suffolk Close, Huntingdon	62	PE28 2JQ	House	DET	4	Affordable Rent	1173
0004028	1	001 Land South of Farriers Way	10 Suffolk Close, Huntingdon	68	PE28 2JQ	House	DET_S	2	Affordable Rent	775
0004029	1	001 Land South of Farriers Way	12 Suffolk Close, Huntingdon	69	PE28 2JQ	House	DET_S	2	Affordable Rent	775
0002004	10	010 Yeoman Street	Flat 4 Jetty Court, River Rise Close, London	64	SE8 5FU	Flat		3	Affordable Rent	925
0002006	10	010 Yeoman Street	Flat 6 Jetty Court, River Rise Close, London	66	SE8 5FU	Flat		3	Affordable Rent	925
0002008	10	010 Yeoman Street	Flat 8 Jetty Court, River Rise Close, London	68	SE8 5FU	Flat		3	Affordable Rent	925
0002010	10	010 Yeoman Street	Flat 10 Jetty Court, River Rise Close, London	70	SE8 5FU	Flat		3	Affordable Rent	925
0002011	10	010 Yeoman Street	Flat 11 Jetty Court, River Rise Close, London	71	SE8 5FU	Flat		3	Affordable Rent	804
0002001	10	010 Yeoman Street	Flat 1 Jetty Court, River Rise Close, London	61	SE8 5FU	Flat		2	Affordable Rent	684
0002002	10	010 Yeoman Street	Flat 2 Jetty Court, River Rise Close, London	62	SE8 5FU	Flat		2	Affordable Rent	651
0002003	10	010 Yeoman Street	Flat 3 Jetty Court, River Rise Close, London	63	SE8 5FU	Flat		2	Affordable Rent	773
0002005	10	010 Yeoman Street	Flat 5 Jetty Court, River Rise Close, London	65	SE8 5FU	Flat		2	Affordable Rent	773
0002007	10	010 Yeoman Street	Flat 7 Jetty Court, River Rise Close, London	67	SE8 5FU	Flat		2	Affordable Rent	773
0002009	10	010 Yeoman Street	Flat 9 Jetty Court, River Rise Close, London	69	SE8 5FU	Flat		2	Affordable Rent	773
0002012	10	010 Yeoman Street	Flat 12 Jetty Court, River Rise Close, London	72	SE8 5FU	Flat		1	Affordable Rent	538
0019003	17	17 Houghton Conquest	17 Little End Gardens, Houghton Conquest	16	MK45 3GB	House	DET_S	3	Affordable Rent	1034
0019004	17	17 Houghton Conquest	19 Little End Gardens, Houghton Conquest	17	MK45 3GB	House	DET_S	3	Affordable Rent	1034
0019005	17	17 Houghton Conquest	21 Little End Gardens, Houghton Conquest	18	MK45 3GB	House	DET_S	2	Affordable Rent	893
0019006	17	17 Houghton Conquest	23 Little End Gardens, Houghton Conquest	19	MK45 3GB	House	DET_S	2	Affordable Rent	893
0019008	17	17 Houghton Conquest	26 Windmill View, Houghton Conquest	28	MK45 3GD	House	DET_S	2	Affordable Rent	893
0019009	17	17 Houghton Conquest	24 Windmill View, Houghton Conquest	29	MK45 3GD	House	DET_S	2	Affordable Rent	893
0019010	17	17 Houghton Conquest	22 Windmill View, Houghton Conquest	30	MK45 3GD	House	DET_S	2	Affordable Rent	893
0019011	17	17 Houghton Conquest	20 Windmill View, Houghton Conquest	31	MK45 3GD	House	DET_S	2	Affordable Rent	893
0019014	17	17 Houghton Conquest	18 Windmill View, Houghton Conquest	32	MK45 3GD	House	DET	2	Affordable Rent	658
0019015	17	17 Houghton Conquest	16 Windmill View, Houghton Conquest	33	MK45 3GD	House	DET_S	2	Affordable Rent	893
0019016	17	17 Houghton Conquest	14 Windmill View, Houghton Conquest	34	MK45 3GD	House	DET_S	2	Affordable Rent	893
0012001	30	030 Earle Gardens Dunchurch	12 Boughton Close, Dunchurch, Rugby	7	CV22 6BZ	House	TER_M	2	Affordable Rent	825
0012002	30	030 Earle Gardens Dunchurch	11 Boughton Close, Dunchurch, Rugby	8	CV22 6BZ	House	TER_E	2	Affordable Rent	825
0012003	30	030 Earle Gardens Dunchurch	9 Boughton Close, Dunchurch, Rugby	10	CV22 6BZ	House	TER_E	2	Affordable Rent	825
0012004	30	030 Earle Gardens Dunchurch	10 Boughton Close, Dunchurch, Rugby	9	CV22 6BZ	House	TER_E	2	Affordable Rent	825
0012005	30	030 Earle Gardens Dunchurch	3 Leigh Close, Dunchurch, Rugby	26	CV22 6BX	House	TER_M	2	Affordable Rent	825
0012006	30	030 Earle Gardens Dunchurch	4 Leigh Close, Dunchurch, Rugby	27	CV22 6BX	House	TER_E	2	Affordable Rent	825
0012007	30	030 Earle Gardens Dunchurch	1 Grange Mews, Dunchurch, Rugby	31	CV22 6BW	House	TER_E	2	Affordable Rent	825
0012008	30	030 Earle Gardens Dunchurch	2 Grange Mews, Dunchurch, Rugby	32	CV22 6BW	House	TER_M	2	Affordable Rent	825
0012009	30	030 Earle Gardens Dunchurch	3 Grange Mews, Dunchurch, Rugby	33	CV22 6BW	House	TER_E	2	Affordable Rent	825
0012010	30	030 Earle Gardens Dunchurch	2 Earle Gardens, Dunchurch, Rugby	23	CV22 6BN	House	TER_E	3	Affordable Rent	973
0012011	30	030 Earle Gardens Dunchurch	1 Leigh Close, Dunchurch, Rugby	24	CV22 6BX	House	TER_M	3	Affordable Rent	973
0012012	30	030 Earle Gardens Dunchurch	2 Leigh Close, Dunchurch, Rugby	25	CV22 6BX	House	TER_E	3	Affordable Rent	973
0012013	30	030 Earle Gardens Dunchurch	5 Leigh Close, Dunchurch, Rugby	28	CV22 6BX	House	TER_E	3	Affordable Rent	973
0012014	30	030 Earle Gardens Dunchurch	6 Leigh Close, Dunchurch, Rugby	29	CV22 6BX	House	TER_M	3	Affordable Rent	973
0012015	30	030 Earle Gardens Dunchurch	7 Leigh Close, Dunchurch, Rugby	30	CV22 6BX	House	TER_E	3	Affordable Rent	973
0027001	37	037 Sterling Court Broad Lane	34 Sterling Square, Broad Lane, Bracknell	23	RG12 9TB	Flat		1	Affordable Rent	534
0027002	37	037 Sterling Court Broad Lane	37 Sterling Square, Broad Lane, Bracknell	24	RG12 9TB	Flat		2	Affordable Rent	736
0027003	37	037 Sterling Court Broad Lane	36 Sterling Square, Broad Lane, Bracknell	25	RG12 9TB	Flat		2	Affordable Rent	730
0027004	37	037 Sterling Court Broad Lane	35 Sterling Square, Broad Lane, Bracknell	26	RG12 9TB	Flat		1	Affordable Rent	560
0027005	37	037 Sterling Court Broad Lane	38 Sterling Square, Broad Lane, Bracknell	32	RG12 9TB	Flat		1	Affordable Rent	534
0027006	37	037 Sterling Court Broad Lane	41 Sterling Square, Broad Lane, Bracknell	33	RG12 9TB	Flat		2	Affordable Rent	736
0027007	37	037 Sterling Court Broad Lane	40 Sterling Square, Broad Lane, Bracknell	34	RG12 9TB	Flat		2	Affordable Rent	730
0027008	37	037 Sterling Court Broad Lane	39 Sterling Square, Broad Lane, Bracknell	35	RG12 9TB	Flat		1	Affordable Rent	560
0027009	37	037 Sterling Court Broad Lane	42 Sterling Square, Broad Lane, Bracknell	41	RG12 9TB	Flat		1	Affordable Rent	534
0027010	37	037 Sterling Court Broad Lane	45 Sterling Square, Broad Lane, Bracknell	42	RG12 9TB	Flat		1	Affordable Rent	553
0027011	37	037 Sterling Court Broad Lane	44 Sterling Square, Broad Lane, Bracknell	43	RG12 9TB	Flat		2	Affordable Rent	730
0027012	37	037 Sterling Court Broad Lane	43 Sterling Square, Broad Lane, Bracknell	44	RG12 9TB	Flat		1	Affordable Rent	560
0013005	39	039 Hoyles Lane Preston	70 Buckthorn Drive , Cottam, Preston	269	PR4 0PW	Flat		1	Affordable Rent	493
0013006	39	039 Hoyles Lane Preston	56 Buckthorn Drive , Cottam, Preston	276	PR4 0PW	Flat		1	Affordable Rent	493
0013028	39	039 Hoyles Lane Preston	14 Buckthorn Drive , Cottam, Preston	340	PR4 0PW	Flat		1	Affordable Rent	493
0013029	39	039 Hoyles Lane Preston	20 Buckthorn Drive , Cottam, Preston	343	PR4 0PW	Flat		1	Affordable Rent	493
0013059	39	039 Hoyles Lane Preston	13 Downy Close, Cottam, Preston	294	PR4 0PZ	Flat		1	Affordable Rent	493
0013016	39	039 Hoyles Lane Preston	33 Downy Close, Cottam, Preston	304	PR4 0PZ	House	TER_E	3	Affordable Rent	740
0013017	39	039 Hoyles Lane Preston	31 Downy Close, Cottam, Preston	303	PR4 0PZ	House	TER_E	3	Affordable Rent	740
0013018	39	039 Hoyles Lane Preston	35 Downy Close, Cottam, Preston	305	PR4 0PZ	House	TER_E	3	Affordable Rent	740
0013020	39	039 Hoyles Lane Preston	37 Downy Close, Cottam, Preston	306	PR4 0PZ	House	TER_E	3	Affordable Rent	740
0013040	39	039 Hoyles Lane Preston	16 Buckthorn Drive , Cottam, Preston	341	PR4 0PW	House	TER_M	3	Affordable Rent	740
0013041	39	039 Hoyles Lane Preston	18 Buckthorn Drive , Cottam, Preston	342	PR4 0PW	House	TER_E	3	Affordable Rent	740
0013081	39	039 Hoyles Lane Preston	Bay House, Cottam, Preston	325	PR4 0FQ	Flat		2	Affordable Rent	685
0013007	39	039 Hoyles Lane Preston	68 Buckthorn Drive , Cottam, Preston	270	PR4 0PW	House	TER_M	2	Affordable Rent	735
0013019	39	039 Hoyles Lane Preston	43 Downy Close, Cottam, Preston	309	PR4 0PZ	House	TER_E	2	Affordable Rent	776
0013030	39	039 Hoyles Lane Preston	12 Buckthorn Drive , Cottam, Preston	339	PR4 0PW	House	TER_E	2	Affordable Rent	735
0013031	39	039 Hoyles Lane Preston	22 Buckthorn Drive , Cottam, Preston	344	PR4 0PW	House	TER_E	2	Affordable Rent	735
0013032	39	039 Hoyles Lane Preston	6 Buckthorn Drive , Cottam, Preston	336	PR4 0PW	House	TER_M	2	Affordable Rent	687
0013033	39	039 Hoyles Lane Preston	8 Buckthorn Drive , Cottam, Preston	337	PR4 0PW	House	TER_M	2	Affordable Rent	687

savills

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0013034	39	039 Hoyles Lane Preston	10 Buckthorn Drive , Cottam, Preston	338	PR4 0PW	House	TER_M	2	Affordable Rent	687
0013035	39	039 Hoyles Lane Preston	24 Buckthorn Drive , Cottam, Preston	345	PR4 0PW	House	TER_M	2	Affordable Rent	687
0013036	39	039 Hoyles Lane Preston	26 Buckthorn Drive , Cottam, Preston	346	PR4 0PW	House	TER_M	2	Affordable Rent	687
0013037	39	039 Hoyles Lane Preston	28 Buckthorn Drive , Cottam, Preston	347	PR4 0PW	House	TER_M	2	Affordable Rent	687
0013038	39	039 Hoyles Lane Preston	4 Buckthorn Drive , Cottam, Preston	335	PR4 0PW	House	TER_E	2	Affordable Rent	776
0013039	39	039 Hoyles Lane Preston	30 Buckthorn Drive , Cottam, Preston	348	PR4 0PW	House	TER_E	2	Affordable Rent	776
0013063	39	039 Hoyles Lane Preston	21 Downy Close, Cottam, Preston	298	PR4 0PZ	House	TER_E	2	Affordable Rent	687
0013064	39	039 Hoyles Lane Preston	23 Downy Close, Cottam, Preston	299	PR4 0PZ	House	TER_M	2	Affordable Rent	687
0013065	39	039 Hoyles Lane Preston	25 Downy Close, Cottam, Preston	300	PR4 0PZ	House	TER_M	2	Affordable Rent	687
0013066	39	039 Hoyles Lane Preston	27 Downy Close, Cottam, Preston	301	PR4 0PZ	House	TER_M	2	Affordable Rent	687
0013067	39	039 Hoyles Lane Preston	29 Downy Close, Cottam, Preston	302	PR4 0PZ	House	TER_M	2	Affordable Rent	687
0013068	39	039 Hoyles Lane Preston	58 Buckthorn Drive , Cottam, Preston	275	PR4 0PW	House	TER_E	2	Affordable Rent	735
0013069	39	039 Hoyles Lane Preston	72 Buckthorn Drive , Cottam, Preston	268	PR4 0PW	House	TER_E	2	Affordable Rent	687
0013070	39	039 Hoyles Lane Preston	66 Buckthorn Drive , Cottam, Preston	271	PR4 0PW	House	TER_E	2	Affordable Rent	687
0013071	39	039 Hoyles Lane Preston	64 Buckthorn Drive , Cottam, Preston	272	PR4 0PW	House	TER_M	2	Affordable Rent	687
0013072	39	039 Hoyles Lane Preston	62 Buckthorn Drive , Cottam, Preston	273	PR4 0PW	House	TER_M	2	Affordable Rent	687
0013073	39	039 Hoyles Lane Preston	60 Buckthorn Drive , Cottam, Preston	274	PR4 0PW	House	TER_E	2	Affordable Rent	687
0013074	39	039 Hoyles Lane Preston	54 Buckthorn Drive , Cottam, Preston	277	PR4 0PW	House	TER_E	2	Affordable Rent	687
0013075	39	039 Hoyles Lane Preston	39 Downy Close, Cottam, Preston	307	PR4 0PZ	House	TER_E	2	Affordable Rent	687
0013076	39	039 Hoyles Lane Preston	41 Downy Close, Cottam, Preston	308	PR4 0PZ	House	TER_M	2	Affordable Rent	687
0013077	39	039 Hoyles Lane Preston	74 Buckthorn Drive , Cottam, Preston	267	PR4 0PW	House	TER_E	2	Affordable Rent	776
0013078	39	039 Hoyles Lane Preston	52 Buckthorn Drive , Cottam, Preston	278	PR4 0PW	House	TER_E	2	Affordable Rent	776
0013079	39	039 Hoyles Lane Preston	Elm House, Cottam, Preston	323	PR4 0FQ	House	TER_E	2	Affordable Rent	776
0013080	39	039 Hoyles Lane Preston	Ash House, Cottam, Preston	324	PR4 0FQ	House	TER_E	2	Affordable Rent	687
0013082	39	039 Hoyles Lane Preston	Birch House, Cottam, Preston	326	PR4 0FQ	House	TER_E	2	Affordable Rent	687
0013083	39	039 Hoyles Lane Preston	Pine House, Cottam, Preston	327	PR4 0FQ	House	TER_E	2	Affordable Rent	776
0046005	43	043 Overstone Leys	17 Lavender Hill, Northampton	D81	NN3 7DP	House	TER_E	2	Affordable Rent	750
0046006	43	043 Overstone Leys	19 Lavender Hill, Northampton	D82	NN3 7DP	House	TER_E	2	Affordable Rent	750
0046007	43	043 Overstone Leys	21 Lavender Hill, Northampton	D83	NN3 7DP	House	TER_M	2	Affordable Rent	750
0046008	43	043 Overstone Leys	23 Lavender Hill, Northampton	D84	NN3 7DP	House	TER_M	2	Affordable Rent	750
0046009	43	043 Overstone Leys	19 Cowpasture Court, Northampton	D67	NN3 7DQ	House	TER_M	2	Affordable Rent	750
0046010	43	043 Overstone Leys	11 Cowpasture Court, Northampton	D70	NN3 7DQ	House	TER_E	2	Affordable Rent	750
0046001	43	043 Overstone Leys	11 Lavender Hill, Northampton	D79	NN3 7DP	Flat		1	Affordable Rent	516
0046002	43	043 Overstone Leys	15 Lavender Hill, Northampton	D80	NN3 7DP	Flat		1	Affordable Rent	527
0046003	43	043 Overstone Leys	9 Cowpasture Court, Northampton	D71	NN3 7DQ	Flat		1	Affordable Rent	516
0046004	43	043 Overstone Leys	7 Cowpasture Court, Northampton	D72	NN3 7DQ	Flat		1	Affordable Rent	527
0020003	72	072 Stoke Road Poringland	2 Wilson Place, Poringland	165	NR14 7UU	Flat	TER_E	1	Affordable Rent	500
0020004	72	072 Stoke Road Poringland	18 Briggs Drive, Poringland	166	NR14 7UT	Flat	TER_E	1	Affordable Rent	550
0020006	72	072 Stoke Road Poringland	8 Wilson Place, Poringland	168	NR14 7UU	Flat		1	Affordable Rent	500
0020007	72	072 Stoke Road Poringland	6 Wilson Place, Poringland	169	NR14 7UU	Flat		1	Affordable Rent	550
0020008	72	072 Stoke Road Poringland	10 Wilson Place, Poringland	170	NR14 7UU	Flat		1	Affordable Rent	500
0020009	72	072 Stoke Road Poringland	12 Wilson Place, Poringland	171	NR14 7UU	Flat		1	Affordable Rent	550
0020022	72	072 Stoke Road Poringland	9 Neale Avenue, Poringland	242	NR14 7UY	Flat	TER_E	1	Affordable Rent	500
0020023	72	072 Stoke Road Poringland	7 Neale Avenue, Poringland	243	NR14 7UY	Flat	TER_E	1	Affordable Rent	550
0020030	72	072 Stoke Road Poringland	8 Neale Avenue, Poringland	250	NR14 7UY	Flat		1	Affordable Rent	500
0020031	72	072 Stoke Road Poringland	7 Revel Burroughs Way , Poringland	251	NR14 7UX	Flat		1	Affordable Rent	550
0020001	72	072 Stoke Road Poringland	14 Briggs Drive, Poringland	163	NR14 7UT	House	TER_E	2	Affordable Rent	614
0020002	72	072 Stoke Road Poringland	16 Briggs Drive, Poringland	164	NR14 7UT	House	TER_M	2	Affordable Rent	614
0020005	72	072 Stoke Road Poringland	4 Wilson Place, Poringland	167	NR14 7UU	House	DET_S	2	Affordable Rent	614
0020010	72	072 Stoke Road Poringland	14 Wilson Place, Poringland	172	NR14 7UU	House	DET_S	2	Affordable Rent	614
0020011	72	072 Stoke Road Poringland	13 Wilson Place, Poringland	173	NR14 7UU	House	DET_S	2	Affordable Rent	614
0020012	72	072 Stoke Road Poringland	11 Wilson Place, Poringland	174	NR14 7UU	House	DET_S	2	Affordable Rent	614
0020013	72	072 Stoke Road Poringland	9 Wilson Place, Poringland	175	NR14 7UU	House	TER_E	3	Affordable Rent	782
0020014	72	072 Stoke Road Poringland	7 Wilson Place, Poringland	176	NR14 7UU	House	TER_M	3	Affordable Rent	782
0020015	72	072 Stoke Road Poringland	5 Wilson Place, Poringland	177	NR14 7UU	House	TER_E	3	Affordable Rent	782
0020016	72	072 Stoke Road Poringland	3 Wilson Place, Poringland	178	NR14 7UU	House	DET_S	2	Affordable Rent	782
0020017	72	072 Stoke Road Poringland	1 Wilson Place, Poringland	179	NR14 7UU	House	DET_S	2	Affordable Rent	782
0020018	72	072 Stoke Road Poringland	17 Neale Avenue, Poringland	238	NR14 7UY	House	TER_E	3	Affordable Rent	782
0020019	72	072 Stoke Road Poringland	15 Neale Avenue, Poringland	239	NR14 7UY	House	TER_M	2	Affordable Rent	614
0020020	72	072 Stoke Road Poringland	13 Neale Avenue, Poringland	240	NR14 7UY	House	TER_M	2	Affordable Rent	614
0020021	72	072 Stoke Road Poringland	11 Neale Avenue, Poringland	241	NR14 7UY	House	TER_E	3	Affordable Rent	782
0020024	72	072 Stoke Road Poringland	5 Neale Avenue, Poringland	244	NR14 7UY	House	TER_M	2	Affordable Rent	614
0020025	72	072 Stoke Road Poringland	3 Neale Avenue, Poringland	245	NR14 7UY	House	TER_M	2	Affordable Rent	614
0020026	72	072 Stoke Road Poringland	1 Neale Avenue, Poringland	246	NR14 7UY	House	TER_E	3	Affordable Rent	782
0020027	72	072 Stoke Road Poringland	2 Neale Avenue, Poringland	247	NR14 7UY	House	TER_E	3	Affordable Rent	782
0020028	72	072 Stoke Road Poringland	4 Neale Avenue, Poringland	248	NR14 7UY	House	TER_M	3	Affordable Rent	782
0020029	72	072 Stoke Road Poringland	6 Neale Avenue, Poringland	249	NR14 7UY	House	TER_E	3	Affordable Rent	782
0020032	72	072 Stoke Road Poringland	5 Revel Burroughs Way , Poringland	252	NR14 7UX	House	DET_S	2	Affordable Rent	614
0070004	82	082 COXHEATH	43 St Lawrence Crescent, Maidstone	22	ME17 4FR	House	DET_S	3	Affordable Rent	769
0070005	82	082 COXHEATH	45 St Lawrence Crescent, Maidstone	23	ME17 4FR	House	DET_S	3	Affordable Rent	769
0070006	82	082 COXHEATH	63 St Lawrence Crescent, Maidstone	32	ME17 4FR	House	TER_E	3	Affordable Rent	769
0070007	82	082 COXHEATH	65 St Lawrence Crescent, Maidstone	33	ME17 4FR	House	TER_M	3	Affordable Rent	769
0070008	82	082 COXHEATH	67 St Lawrence Crescent, Maidstone	34	ME17 4FR	House	TER_M	3	Affordable Rent	769
0070009	82	082 COXHEATH	69 St Lawrence Crescent, Maidstone	35	ME17 4FR	House	TER_E	3	Affordable Rent	769
0070010	82	082 COXHEATH	71 St Lawrence Crescent, Maidstone	36	ME17 4FR	House	DET_S	3	Affordable Rent	877
0070011	82	082 COXHEATH	73 St Lawrence Crescent, Maidstone	37	ME17 4FR	House	DET_S	3	Affordable Rent	877
0070001	82	082 COXHEATH	75 St Lawrence Crescent, Maidstone	38	ME17 4FR	House	DET	4	Affordable Rent	1184
0070016	82	082 COXHEATH	47 St Lawrence Crescent, Maidstone	24	ME17 4FR	House	TER_E	2	Affordable Rent	636

Page 2 of 22

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0070017	82	082 COXHEATH	49 St Lawrence Crescent, Maidstone	25	ME17 4FR	House	TER_M	2	Affordable Rent	636
0070018	82	082 COXHEATH	51 St Lawrence Crescent, Maidstone	26	ME17 4FR	House	TER_M	2	Affordable Rent	636
0070019	82	082 COXHEATH	53 St Lawrence Crescent, Maidstone	27	ME17 4FR	House	TER_E	2	Affordable Rent	636
0070020	82	082 COXHEATH	35 St Lawrence Crescent, Maidstone	18	ME17 4FR	Flat		1	Affordable Rent	538
0070021	82	082 COXHEATH	41 St Lawrence Crescent, Maidstone	20	ME17 4FR	Flat		1	Affordable Rent	538
0070022	82	082 COXHEATH	37 St Lawrence Crescent, Maidstone	19	ME17 4FR	Flat		1	Affordable Rent	611
0070023	82	082 COXHEATH	39 St Lawrence Crescent, Maidstone	21	ME17 4FR	Flat		1	Affordable Rent	611
0051003	87	087 Mansfield Road	49 Friday Lane, Breadsall Hill Top	31	DE21 4UE	House	TER_E	2	Affordable Rent	680
0051004	87	087 Mansfield Road	47 Friday Lane, Breadsall Hill Top	32	DE21 4UE	House	TER_M	2	Affordable Rent	680
0051006	87	087 Mansfield Road	43 Friday Lane, Breadsall Hill Top	34	DE21 4UE	House	TER_E	2	Affordable Rent	680
0051007	87	087 Mansfield Road	41 Friday Lane, Breadsall Hill Top	35	DE21 4UE	House	TER_E	2	Affordable Rent	680
0051008	87	087 Mansfield Road	39 Friday Lane, Breadsall Hill Top	36	DE21 4UE	House	TER_M	2	Affordable Rent	680
0051010	87	087 Mansfield Road	35 Friday Lane, Breadsall Hill Top	38	DE21 4UE	House	TER_E	2	Affordable Rent	680
0051013	87	087 Mansfield Road	21 Friday Lane, Breadsall Hill Top	45	DE21 4UE	House	TER_E	2	Affordable Rent	782
0051014	87	087 Mansfield Road	19 Friday Lane, Breadsall Hill Top	46	DE21 4UE	House	TER_M	2	Affordable Rent	782
0051015	87	087 Mansfield Road	17 Friday Lane, Breadsall Hill Top	47	DE21 4UE	House	TER_E	2	Affordable Rent	782
0051016	87	087 Mansfield Road	10 Hungerhill Close, Breadsall Hill Top	68	DE21 4UD	House	TER_E	2	Affordable Rent	680
0051017	87	087 Mansfield Road	12 Hungerhill Close, Breadsall Hill Top	69	DE21 4UD	House	TER_M	2	Affordable Rent	680
0051019	87	087 Mansfield Road	16 Hungerhill Close, Breadsall Hill Top	71	DE21 4UD	House	TER_E	2	Affordable Rent	680
0051020	87	087 Mansfield Road	18 Hungerhill Close, Breadsall Hill Top	72	DE21 4UD	House	TER_E	2	Affordable Rent	680
0051021	87	087 Mansfield Road	20 Hungerhill Close, Breadsall Hill Top	73	DE21 4UD	House	TER_M	2	Affordable Rent	680
0051023	87	087 Mansfield Road	24 Hungerhill Close, Breadsall Hill Top	75	DE21 4UD	House	TER_E	2	Affordable Rent	680
0051001	87	087 Mansfield Road	34 Friday Lane, Breadsall Hill Top	29	DE21 4UE	House	DET_S	4	Affordable Rent	1039
0051002	87	087 Mansfield Road	36 Friday Lane, Breadsall Hill Top	30	DE21 4UE	House	DET_S	4	Affordable Rent	1039
0051005	87	087 Mansfield Road	45 Friday Lane, Breadsall Hill Top	33	DE21 4UE	House	TER_M	3	Affordable Rent	784
0051009	87	087 Mansfield Road	37 Friday Lane, Breadsall Hill Top	37	DE21 4UE	House	TER_M	3	Affordable Rent	784
0051011	87	087 Mansfield Road	33 Friday Lane, Breadsall Hill Top	39	DE21 4UE	House	DET_S	4	Affordable Rent	1039
0051012	87	087 Mansfield Road	31 Friday Lane, Breadsall Hill Top	40	DE21 4UE	House	DET_S	4	Affordable Rent	1039
0051018	87	087 Mansfield Road	14 Hungerhill Close, Breadsall Hill Top	70	DE21 4UD	House	TER_M	3	Affordable Rent	784
0051022	87	087 Mansfield Road	22 Hungerhill Close, Breadsall Hill Top	74	DE21 4UD	House	TER_M	3	Affordable Rent	784
0052007	89	089 WAKEFIELD CITY	7 Rosedale Court, Wakefield	31	WF1 4FX	House	TER_E	4	Social Rent	1110
0052008	89	089 WAKEFIELD CITY	8 Rosedale Court, Wakefield	32	WF1 4FX	House	TER_M	4	Social Rent	1110
0052009	89	089 WAKEFIELD CITY	9 Rosedale Court, Wakefield	33	WF1 4FX	House	TER_E	4	Social Rent	1110
0071005	101	101 HARROWDEN GREEN	22 Horseshoe Crescent, Houghton Conquest	75	MK45 3GL	House	TER_E	3	Affordable Rent	893
0071006	101	101 HARROWDEN GREEN	24 Horseshoe Crescent, Houghton Conquest	76	MK45 3GL	House	TER_M	3	Affordable Rent	893
0071007	101	101 HARROWDEN GREEN	26 Horseshoe Crescent, Houghton Conquest	77	MK45 3GL	House	TER_E	3	Affordable Rent	893
0071010	101	101 HARROWDEN GREEN	2 Stableford Road, Houghton Conquest	80	MK45 3GQ	House	DET_S	3	Affordable Rent	893
0071011	101	101 HARROWDEN GREEN	4 Stableford Road, Houghton Conquest	81	MK45 3GQ	House	DET_S	3	Affordable Rent	893
0071016	101	101 HARROWDEN GREEN	5 Woodcut Meadows, Houghton Conquest	91	MK45 3GP	House	TER_E	2	Affordable Rent	766
0071017	101	101 HARROWDEN GREEN	3 Woodcut Meadows, Houghton Conquest	92	MK45 3GP	House	TER_M	2	Affordable Rent	766
0071018	101	101 HARROWDEN GREEN	1 Woodcut Meadows, Houghton Conquest	93	MK45 3GP	House	TER_E	2	Affordable Rent	766
0071019	101	101 HARROWDEN GREEN	32 Horseshoe Crescent, Houghton Conquest	94	MK45 3GL	House	TER_E	3	Affordable Rent	893
0071020	101	101 HARROWDEN GREEN	34 Horseshoe Crescent, Houghton Conquest	95	MK45 3GL	House	TER_M	3	Affordable Rent	893
0071021	101	101 HARROWDEN GREEN	36 Horseshoe Crescent, Houghton Conquest	96	MK45 3GL	House	TER_E	3	Affordable Rent	893
0071022	101	101 HARROWDEN GREEN	38 Horseshoe Crescent, Houghton Conquest	97	MK45 3GL	House	DET_S	3	Affordable Rent	893
0071023	101	101 HARROWDEN GREEN	40 Horseshoe Crescent, Houghton Conquest	98	MK45 3GL	House	DET_S	3	Affordable Rent	893
0071024	101	101 HARROWDEN GREEN	42 Horseshoe Crescent, Houghton Conquest	99	MK45 3GL	House	DET_S	3	Affordable Rent	893
0071027	101	101 HARROWDEN GREEN	3 Stableford Road, Houghton Conquest	110	MK45 3GQ	House	DET_S	3	Affordable Rent	893
0071028	101	101 HARROWDEN GREEN	1 Stableford Road, Houghton Conquest	111	MK45 3GQ	House	DET_S	3	Affordable Rent	893
0003042	103	103 Stamford Exchange	8 Evans Court, Stamford	434	PE9 3DG	House	DET_S	2	Affordable Rent	740
0003043	103	103 Stamford Exchange	9 Evans Court, Stamford	435	PE9 3DG	House	DET_S	2	Affordable Rent	740
0003044	103	103 Stamford Exchange	20 Tippett Road, Stamford	444	PE9 3DQ	House	DET_S	1	Affordable Rent	603
0003045	103	103 Stamford Exchange	7 Cook Place, Stamford	445	PE9 3DF	House	DET_S	1	Affordable Rent	603
0003046	103	103 Stamford Exchange	6 Cook Place, Stamford	446	PE9 3DF	House	DET_S	1	Affordable Rent	603
0003047	103	103 Stamford Exchange	18 Tippett Road, Stamford	447	PE9 3DQ	House	DET_S	1	Affordable Rent	603
0003048	103	103 Stamford Exchange	16 Tippett Road, Stamford	448	PE9 3DQ	Flat		2	Affordable Rent	615
0003049	103	103 Stamford Exchange	5 Cook Place, Stamford	449	PE9 3DF	Flat		2	Affordable Rent	675
0003050	103	103 Stamford Exchange	14 Tippett Road, Stamford	450	PE9 3DQ	Flat		2	Affordable Rent	615
0003051	103	103 Stamford Exchange	4 Cook Place, Stamford	451	PE9 3DF	Flat		2	Affordable Rent	675
0003052	103	103 Stamford Exchange	12 Tippett Road, Stamford	452	PE9 3DQ	House	DET_S	1	Affordable Rent	603
0003053	103	103 Stamford Exchange	3 Cook Place, Stamford	453	PE9 3DF	House	DET_S	1	Affordable Rent	603
0003054	103	103 Stamford Exchange	2 Cook Place, Stamford	454	PE9 3DF	House	DET_S	1	Affordable Rent	603
0003055	103	103 Stamford Exchange	10 Tippett Road, Stamford	455	PE9 3DQ	House	DET_S	1	Affordable Rent	603
0003056	103	103 Stamford Exchange	8 Tippett Road, Stamford	456	PE9 3DQ	Flat		2	Affordable Rent	615
0003057	103	103 Stamford Exchange	1 Cook Place, Stamford	457	PE9 3DF	Flat		2	Affordable Rent	675
0003058	103	103 Stamford Exchange	1 Burton Walk, Stamford	468	PE9 3DE	House	DET_S	1	Affordable Rent	603
0003059	103	103 Stamford Exchange	1 Yates Court, Stamford	469	PE9 3FA	House	DET_S	1	Affordable Rent	603
0003060	103	103 Stamford Exchange	2 Yates Court, Stamford	470	PE9 3FA	House	DET_S	1	Affordable Rent	603
0003061	103	103 Stamford Exchange	2 Burton Walk, Stamford	471	PE9 3DE	House	DET_S	1	Affordable Rent	603
0003062	103	103 Stamford Exchange	3 Burton Walk, Stamford	472	PE9 3DE	House	TER_E	3	Affordable Rent	910
0003063	103	103 Stamford Exchange	4 Burton Walk, Stamford	473	PE9 3DE	House	TER_M	3	Affordable Rent	910
0003064	103	103 Stamford Exchange	5 Burton Walk, Stamford	474	PE9 3DE	House	TER_E	3	Affordable Rent	910
0003065	103	103 Stamford Exchange	6 Burton Walk, Stamford	475	PE9 3DE	House	TER_E	2	Affordable Rent	808
0003066	103	103 Stamford Exchange	7 Burton Walk, Stamford	476	PE9 3DE	House	TER_M	2	Affordable Rent	808
0003067	103	103 Stamford Exchange	8 Burton Walk, Stamford	477	PE9 3DE	House	TER_M	2	Affordable Rent	808
0003068	103	103 Stamford Exchange	9 Burton Walk, Stamford	478	PE9 3DE	House	TER_E	2	Affordable Rent	808
0003040	103	103 Stamford Exchange	6 Evans Court, Stamford	432	PE9 3DG	Flat		1	Affordable Rent	492
0003041	103	103 Stamford Exchange	7 Evans Court, Stamford	433	PE9 3DG	Flat		1	Affordable Rent	635

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0003069	103	103 Stamford Exchange	3 Yates Court, Stamford	492	PE9 3FA	Flat		1	Affordable Rent	492
0003070	103	103 Stamford Exchange	4 Yates Court, Stamford	493	PE9 3FA	Flat		1	Affordable Rent	635
0003071	103	103 Stamford Exchange	5 Yates Court, Stamford	494	PE9 3FA	Flat		1	Affordable Rent	492
0003072	103	103 Stamford Exchange	6 Yates Court, Stamford	495	PE9 3FA	Flat		1	Affordable Rent	635
0037001	105	105 Waterloo Road	4 Mirabelle Close, Bidford on Avon	9	B50 4NE	Flat		1	Social Rent	510
0037002	105	105 Waterloo Road	6 Mirabelle Close, Bidford on Avon	10	B50 4NE	Flat		1	Social Rent	560
0037003	105	105 Waterloo Road	10 Mirabelle Close, Bidford on Avon	11	B50 4NE	Flat		1	Social Rent	510
0037004	105	105 Waterloo Road	8 Mirabelle Close, Bidford on Avon	12	B50 4NE	Flat		1	Social Rent	560
0037005	105	105 Waterloo Road	12 Mirabelle Close, Bidford on Avon	13	B50 4NE	House	TER_E	2	Social Rent	775
0037006	105	105 Waterloo Road	14 Mirabelle Close, Bidford on Avon	14	B50 4NE	House	TER_M	2	Social Rent	775
0037007	105	105 Waterloo Road	16 Mirabelle Close, Bidford on Avon	15	B50 4NE	House	TER_E	2	Social Rent	775
0037008	105	105 Waterloo Road	18 Mirabelle Close, Bidford on Avon	16	B50 4NE	House	TER_E	4	Affordable Rent	1068
0037009	105	105 Waterloo Road	20 Mirabelle Close, Bidford on Avon	17	B50 4NE	House	TER_E	4	Affordable Rent	1068
0037010	105	105 Waterloo Road	31 Damson Way, Bidford on Avon	186	B50 4NB	House	TER_E	3	Social Rent	910
0037011	105	105 Waterloo Road	29 Damson Way, Bidford on Avon	187	B50 4NB	Flat		1	Social Rent	510
0037012	105	105 Waterloo Road	27 Damson Way, Bidford on Avon	188	B50 4NB	Flat		1	Social Rent	560
0037013	105	105 Waterloo Road	25 Damson Way, Bidford on Avon	189	B50 4NB	House	TER_E	2	Social Rent	775
0037014	105	105 Waterloo Road	23 Damson Way, Bidford on Avon	190	B50 4NB	House	TER_E	2	Social Rent	775
0037015	105	105 Waterloo Road	21 Damson Way, Bidford on Avon	191	B50 4NB	House	TER_M	2	Affordable Rent	775
0037016	105	105 Waterloo Road	19 Damson Way, Bidford on Avon	192	B50 4NB	House	TER_E	2	Affordable Rent	775
0037017	105	105 Waterloo Road	20 Damson Way, Bidford on Avon	24	B50 4NB	House	TER_E	4	Social Rent	1068
0037018	105	105 Waterloo Road	22 Damson Way, Bidford on Avon	25	B50 4NB	House	TER_E	4	Social Rent	1068
0037019	105	105 Waterloo Road	35 Damson Way, Bidford on Avon	184	B50 4NB	House	TER_E	3	Social Rent	910
0037020	105	105 Waterloo Road	33 Damson Way, Bidford on Avon	185	B50 4NB	House	TER_E	3	Social Rent	910
0037021	105	105 Waterloo Road	24 Damson Way, Bidford on Avon	26	B50 4NB	House	TER_E	3	Affordable Rent	910
0037022	105	105 Waterloo Road	28 Damson Way, Bidford on Avon	27	B50 4NB	Flat		1	Social Rent	510
0037023	105	105 Waterloo Road	26 Damson Way, Bidford on Avon	28	B50 4NB	Flat		1	Social Rent	560
0037024	105	105 Waterloo Road	32 Damson Way, Bidford on Avon	29	B50 4NB	Flat		1	Social Rent	510
0037025	105	105 Waterloo Road	30 Damson Way, Bidford on Avon	30	B50 4NB	Flat		1	Social Rent	560
0037026	105	105 Waterloo Road	34 Damson Way, Bidford on Avon	31	B50 4NB	House	TER_M	2	Affordable Rent	775
0037027	105	105 Waterloo Road	36 Damson Way, Bidford on Avon	32	B50 4NB	House	TER_E	2	Affordable Rent	775
0037028	105	105 Waterloo Road	11 Greengage Close, Bidford on Avon	176	B50 4PN	House	TER_E	2	Social Rent	775
0037029	105	105 Waterloo Road	9 Greengage Close, Bidford on Avon	177	B50 4PN	House	TER_M	2	Social Rent	775
0037030	105	105 Waterloo Road	5 Greengage Close, Bidford on Avon	178	B50 4PN	Flat		1	Social Rent	510
0037031	105	105 Waterloo Road	7 Greengage Close, Bidford on Avon	179	B50 4PN	Flat		1	Social Rent	560
0001001	112	112 East Leake	8 Admiral Close, East Leake, Leicester, Leicester	47	LE12 6WL	House	TER_E	2	Affordable Rent	638
0001002	112	112 East Leake	10 Admiral Close, East Leake, Leicester	48	LE12 6WL	House	TER_M	2	Affordable Rent	638
0001003	112	112 East Leake	12 Admiral Close, East Leake, Leicester	49	LE12 6WL	House	TER_M	2	Affordable Rent	638
0001004	112	112 East Leake	14 Admiral Close, East Leake, Leicester	50	LE12 6WL	House	TER_E	2	Affordable Rent	638
0001005	112	112 East Leake	5 Peacock Gardens, East Leake, Leicester, Leicester	84	LE12 6XT	House	TER_E	2	Affordable Rent	638
0001006	112	112 East Leake	3 Peacock Gardens, East Leake, Leicester	83	LE12 6XT	House	TER_M	2	Affordable Rent	638
0001007	112	112 East Leake	1 Peacock Gardens, East Leake, Leicester	82	LE12 6XT	House	TER_E	2	Affordable Rent	638
0001008	112	112 East Leake	21 Peacock Gardens, East Leake, Leicester	92	LE12 6XT	House	TER_E	3	Affordable Rent	761
0001009	112	112 East Leake	1 Cinnabar Way, East Leake, Leicester	81	LE12 6WN	House	DET_S	3	Affordable Rent	761
0001010	112	112 East Leake	3 Cinnabar Way, East Leake, Leicester	80	LE12 6WN	House	DET_S	3	Affordable Rent	761
0001011	112	112 East Leake	17 Ringlet Drive, East Leake, Leicester	144	LE12 6XU	House	DET_S	3	Affordable Rent	761
0001012	112	112 East Leake	4 Cinnabar Way, East Leake, Leicester	162	LE12 6WN	House	TER_E	2	Social Rent	638
0001013	112	112 East Leake	6 Cinnabar Way, East Leake, Leicester	163	LE12 6WN	House	TER_M	2	Social Rent	638
0001014	112	112 East Leake	8 Cinnabar Way, East Leake, Leicester	164	LE12 6WN	House	TER_M	2	Social Rent	638
0001015	112	112 East Leake	10 Cinnabar Way, East Leake, Leicester	165	LE12 6WN	House	TER_E	2	Social Rent	638
0001016	112	112 East Leake	20 Cinnabar Way, East Leake, Leicester	170	LE12 6WN	House	TER_E	2	Social Rent	638
0001017	112	112 East Leake	22 Cinnabar Way, East Leake, Leicester	171	LE12 6WN	House	TER_M	2	Social Rent	638
0001018	112	112 East Leake	24 Cinnabar Way, East Leake, Leicester	172	LE12 6WN	House	TER_E	2	Social Rent	638
0001019	112	112 East Leake	15 Ringlet Drive, East Leake, Leicester	145	LE12 6XU	House	DET_S	3	Social Rent	761
0001020	112	112 East Leake	13 Ringlet Drive, East Leake, Leicester	146	LE12 6XU	House	DET_S	3	Social Rent	761
0001021	112	112 East Leake	11 Ringlet Drive, East Leake, Leicester	147	LE12 6XU	House	DET_S	3	Social Rent	761
0054016	131	131 Coton Lane	25 Watchman Walk, Tamworth	128	B79 8FF	House	DET_S	2	Affordable Rent	761
0054017	131	131 Coton Lane	23 Watchman Walk, Tamworth	129	B79 8FF	House	DET_S	2	Affordable Rent	761
0054018	131	131 Coton Lane	21 Watchman Walk, Tamworth	130	B79 8FF	House	DET_S	2	Affordable Rent	761
0054019	131	131 Coton Lane	19 Watchman Walk, Tamworth	131	B79 8FF	House	DET_S	2	Affordable Rent	761
0054020	131	131 Coton Lane	17 Watchman Walk, Tamworth	132	B79 8FF	House	DET_S	2	Affordable Rent	638
0054021	131	131 Coton Lane	15 Watchman Walk, Tamworth	133	B79 8FF	House	DET_S	2	Affordable Rent	638
0054022	131	131 Coton Lane	11 Watchman Walk, Tamworth	134	B79 8FF	House	DET_S	2	Affordable Rent	638
0054023	131	131 Coton Lane	9 Watchman Walk, Tamworth	135	B79 8FF	House	DET_S	2	Affordable Rent	638
0054024	131	131 Coton Lane	57 Watchman Walk, Tamworth	161	B79 8FF	House	DET_S	2	Affordable Rent	761
0054025	131	131 Coton Lane	55 Watchman Walk, Tamworth	162	B79 8FF	House	DET_S	2	Affordable Rent	761
0054026	131	131 Coton Lane	53 Watchman Walk, Tamworth	163	B79 8FF	House	DET_S	2	Affordable Rent	638
0054027	131	131 Coton Lane	51 Watchman Walk, Tamworth	164	B79 8FF	House	DET_S	2	Affordable Rent	638
0054028	131	131 Coton Lane	49 Watchman Walk, Tamworth	165	B79 8FF	House	DET_S	2	Affordable Rent	761
0054029	131	131 Coton Lane	47 Watchman Walk, Tamworth	166	B79 8FF	House	DET_S	2	Affordable Rent	761
0054030	131	131 Coton Lane	39 Watchman Walk, Tamworth	167	B79 8FF	Flat		1	Affordable Rent	511
0054031	131	131 Coton Lane	41 Watchman Walk, Tamworth	168	B79 8FF	Flat		1	Affordable Rent	511
0054032	131	131 Coton Lane	43 Watchman Walk, Tamworth	169	B79 8FF	Flat		1	Affordable Rent	511
0054033	131	131 Coton Lane	45 Watchman Walk, Tamworth	170	B79 8FF	Flat		1	Affordable Rent	511
0129001	132	132 Marham Park	30 Tudor Road, Bury St. Edmunds	17	IF32 6FJ	Flat		2	Affordable Rent	704
0129011	132	132 Marham Park	20 Tudor Road, Bury St. Edmunds	27	IF32 6FJ	Flat		2	Affordable Rent	704
0129012	132	132 Marham Park	9 Wexford Way, Bury St. Edmunds	57	IP32 6FN	House	DET_S	4	Affordable Rent	1104
0129019	132	132 Marham Park	11 Wexford Way, Bury St. Edmunds	58	IP32 6FN	House	DET_S	4	Affordable Rent	1104

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0129020	132	132 Marham Park	15 Wexford Way, Bury St. Edmunds	59	IP32 6FN	House	TER_E	3	Affordable Rent	926
0129021	132	132 Marham Park	17 Wexford Way, Bury St. Edmunds	60	IP32 6FN	House	TER_M	3	Affordable Rent	926
0129022	132	132 Marham Park	19 Wexford Way, Bury St. Edmunds	61	IP32 6FN	House	TER_E	4	Affordable Rent	1104
0006007	135	135 Bordon Garrison VNEW	4 Jane Austen Close , Bordon	26	GU35 9FN	House	DET_S	2	Affordable Rent	883
0006008	135	135 Bordon Garrison VNEW	2 Jane Austen Close , Bordon	27	GU35 9FN	House	DET_S	2	Affordable Rent	883
0006010	135	135 Bordon Garrison VNEW	11 Chandler Drive, Bordon	115	GU35 9FH	House	TER_E	2	Affordable Rent	883
0006011	135	135 Bordon Garrison VNEW	9 Chandler Drive, Bordon	116	GU35 9FH	Flat		2	Affordable Rent	764
0006012	135	135 Bordon Garrison VNEW	7 Chandler Drive, Bordon	117	GU35 9FH	House	TER_M	2	Affordable Rent	883
0006013	135	135 Bordon Garrison VNEW	5 Chandler Drive, Bordon	118	GU35 9FH	House	TER_E	2	Affordable Rent	883
0007001	136	136 High Street Fenstation	28 Crest Drive, Huntingdon	27	PE28 9BR	Flat		1	Affordable Rent	543
0007002	136	136 High Street Fenstation	34 Crest Drive, Huntingdon	28	PE28 9BR	Flat		1	Affordable Rent	543
0007003	136	136 High Street Fenstation	30 Crest Drive, Huntingdon	29	PE28 9BR	House	TER_E	1	Affordable Rent	543
0007004	136	136 High Street Fenstation	32 Crest Drive, Huntingdon	30	PE28 9BR	House	TER_E	1	Affordable Rent	543
0017001	145	145 Tixhall Road Stafford	16 Northburgh Avenue, Stafford	27	ST18 0GW	Flat		2	Social Rent	634
0017002	145	145 Tixhall Road Stafford	17 Northburgh Avenue, Stafford	28	ST18 0GW	Flat		2	Social Rent	634
0017004	145	145 Tixhall Road Stafford	19 Northburgh Avenue, Stafford	30	ST18 0GW	Flat		2	Social Rent	634
0017005	145	145 Tixhall Road Stafford	20 Northburgh Avenue, Stafford	31	ST18 0GW	Flat		2	Social Rent	634
0017003	145	145 Tixhall Road Stafford	18 Northburgh Avenue, Stafford	29	ST18 0GW	Flat		1	Social Rent	507
0017006	145	145 Tixhall Road Stafford	21 Northburgh Avenue, Stafford	32	ST18 0GW	Flat		1	Social Rent	507
0079028	150	150 LOWER HODDERN FARM PEACEH	8 Swallow Close, Peacehaven	19	BN10 8FQ	House	TER_E	3	Affordable Rent	925
0079029	150	150 LOWER HODDERN FARM PEACEH	9 Swallow Close, Peacehaven	20	BN10 8FQ	House	TER_M	3	Affordable Rent	925
0079030	150	150 LOWER HODDERN FARM PEACEH	10 Swallow Close, Peacehaven	21	BN10 8FQ	House	TER_M	3	Affordable Rent	925
0079031	150	150 LOWER HODDERN FARM PEACEH	11 Swallow Close, Peacehaven	22	BN10 8FQ	House	TER_M	3	Affordable Rent	925
0079032	150	150 LOWER HODDERN FARM PEACEH	12 Swallow Close, Peacehaven	23	BN10 8FQ	House	TER_M	3	Affordable Rent	925
0079033	150	150 LOWER HODDERN FARM PEACEH	13 Swallow Close, Peacehaven	24	BN10 8FQ	House	TER_E	3	Affordable Rent	925
0079016	150	150 LOWER HODDERN FARM PEACEH	Flat 1, 2 Swallow Close, Peacehaven	5	BN10 8FS	Flat		2	Affordable Rent	667
0079017	150	150 LOWER HODDERN FARM PEACEH	Flat 2, 2 Swallow Close, Peacehaven	6	BN10 8FS	Flat		1	Affordable Rent	473
0079018	150	150 LOWER HODDERN FARM PEACEH	Flat 3, 2 Swallow Close, Peacehaven	7	BN10 8FS	Flat		2	Affordable Rent	667
0079019	150	150 LOWER HODDERN FARM PEACEH	Flat 4, 2 Swallow Close, Peacehaven	8	BN10 8FS	Flat		2	Affordable Rent	667
0079020	150	150 LOWER HODDERN FARM PEACEH	Flat 5, 2 Swallow Close, Peacehaven	9	BN10 8FS	Flat		2	Affordable Rent	667
0079021	150	150 LOWER HODDERN FARM PEACEH	Flat 6, 2 Swallow Close, Peacehaven	10	BN10 8FS	Flat		2	Affordable Rent	667
0079022	150	150 LOWER HODDERN FARM PEACEH	Flat 7, 2 Swallow Close, Peacehaven	11	BN10 8FS	Flat		2	Affordable Rent	667
0079023	150	150 LOWER HODDERN FARM PEACEH	Flat 8, 2 Swallow Close, Peacehaven	12	BN10 8FS	Flat		2	Affordable Rent	667
0079024	150	150 LOWER HODDERN FARM PEACEH	Flat 2, 16 Swallow Close, Peacehaven	27	BN10 8DD	Flat		1	Affordable Rent	495
0079025	150	150 LOWER HODDERN FARM PEACEH	Flat 1, 16 Swallow Close, Peacehaven	28	BN10 8DD	Flat		1	Affordable Rent	473
0079026	150	150 LOWER HODDERN FARM PEACEH	Flat 3, 16 Swallow Close, Peacehaven	29	BN10 8DD	Flat		1	Affordable Rent	495
0079027	150	150 LOWER HODDERN FARM PEACEH	Flat 4, 16 Swallow Close, Peacehaven	30	BN10 8DD	Flat		1	Affordable Rent	473
0079034	150	150 LOWER HODDERN FARM PEACEH	14 Swallow Close, Peacehaven	25	BN10 8FQ	House	DET_S	2	Affordable Rent	699
0079035	150	150 LOWER HODDERN FARM PEACEH	15 Swallow Close, Peacehaven	26	BN10 8FQ	House	DET_S	2	Affordable Rent	710
0079042	150	150 LOWER HODDERN FARM PEACEH	Flat 1, 23 Martletts Close, Peacehaven	73	BN10 8FW	Flat		1	Affordable Rent	495
0079043	150	150 LOWER HODDERN FARM PEACEH	Flat 2, 23 Martletts Close, Peacehaven	74	BN10 8FW	Flat		1	Affordable Rent	581
0184034	180	180 Chapel Lane	2 Thornton Mews, Bingham	217	NG13 7AS	House	TER_E	1	Social Rent	507
0184035	180	180 Chapel Lane	3 Thornton Mews, Bingham	218	NG13 7AS	House	TER_M	1	Social Rent	507
0184036	180	180 Chapel Lane	4 Thornton Mews, Bingham	219	NG13 7AS	House	TER_M	1	Social Rent	507
0184037	180	180 Chapel Lane	5 Thornton Mews, Bingham	220	NG13 7AS	House	TER_E	1	Social Rent	507
0184003	180	180 Chapel Lane	8 Harris Road, Bingham	36	NG13 7AF	House	DET_S	4	Affordable Rent	1104
0184004	180	180 Chapel Lane	10 Harris Road, Bingham	37	NG13 7AF	House	DET_S	4	Affordable Rent	1104
0184011	180	180 Chapel Lane	6 Cowdell Grove, Bingham	54	NG13 7AG	House	TER_M	3	Affordable Rent	926
0184012	180	180 Chapel Lane	8 Cowdell Grove, Bingham	55	NG13 7AG	House	DET_S	3	Affordable Rent	926
0184038	180	180 Chapel Lane	6 Thornton Mews, Bingham	221	NG13 7AS	House	TER_E	3	Affordable Rent	926
0184039	180	180 Chapel Lane	7 Thornton Mews, Bingham	222	NG13 7AS	House	TER_M	3	Affordable Rent	926
0184040	180	180 Chapel Lane	8 Thornton Mews, Bingham	223	NG13 7AS	House	TER_E	3	Affordable Rent	926
0184044	180	180 Chapel Lane	12 Thornton Mews, Bingham	227	NG13 7AS	Flat		1	Affordable Rent	497
0184045	180	180 Chapel Lane	13 Thornton Mews, Bingham	228	NG13 7AS	Flat		1	Affordable Rent	630
0010003	185	185 Cockanyes Lane Alreford Es	27 Russet Way, Colchester	18	CO7 8FS	House	DET_S	2	Affordable Rent	775
0010004	185	185 Cockanyes Lane Alreford Es	29 Russet Way, Colchester	19	CO7 8FS	House	DET_S	2	Affordable Rent	775
0010011	185	185 Cockanyes Lane Alreford Es	5 Empire Walk, Colchester	30	CO7 8FQ	House	DET_S	3	Affordable Rent	915
0010012	185	185 Cockanyes Lane Alreford Es	3 Empire Walk, Colchester	31	CO7 8FQ	House	DET_S	3	Affordable Rent	915
0010030	185	185 Cockanyes Lane Alreford Es	15 Woodford Walk, Colchester	108	CO7 8FN	Flat		2	Affordable Rent	657
0038001	186	186 Buntingford	12 Hummerston Close, Buntingford	19	SG9 9SX	Flat		2	Affordable Rent	689
0038002	186	186 Buntingford	13 Hummerston Close, Buntingford	20	SG9 9SX	Flat		2	Affordable Rent	689
0038003	186	186 Buntingford	14 Hummerston Close, Buntingford	21	SG9 9SX	Flat		2	Affordable Rent	716
0038004	186	186 Buntingford	15 Hummerston Close, Buntingford	22	SG9 9SX	Flat		2	Affordable Rent	716
0038005	186	186 Buntingford	16 Hummerston Close, Buntingford	23	SG9 9SX	Flat		2	Affordable Rent	864
0038006	186	186 Buntingford	27 Hummerston Close, Buntingford	34	SG9 9SX	Flat		1	Affordable Rent	540
0038007	186	186 Buntingford	28 Hummerston Close, Buntingford	35	SG9 9SX	Flat		1	Affordable Rent	535
0038008	186	186 Buntingford	29 Hummerston Close, Buntingford	36	SG9 9SX	Flat		1	Affordable Rent	540
0038009	186	186 Buntingford	30 Hummerston Close, Buntingford	37	SG9 9SX	Flat		1	Affordable Rent	582
0038010	186	186 Buntingford	31 Hummerston Close, Buntingford	38	SG9 9SX	Flat		1	Affordable Rent	535
0038011	186	186 Buntingford	32 Hummerston Close, Buntingford	39	SG9 9SX	Flat		1	Affordable Rent	607
0038012	186	186 Buntingford	33 Hummerston Close, Buntingford	40	SG9 9SX	House	DET_S	3	Affordable Rent	949
0038013	186	186 Buntingford	34 Hummerston Close, Buntingford	41	SG9 9SX	House	DET_S	3	Affordable Rent	949
0202004	192	192 Ph 1 Mascalls Court Farm	6 Atherall Drive, Paddock Wood	46	TN12 6FB	House	DET_S	3	Affordable Rent	1011
0202005	192	192 Ph 1 Mascalls Court Farm	5 Atherall Drive, Paddock Wood	47	TN12 6FB	House	DET_S	3	Affordable Rent	1011
0202019	192	192 Ph 1 Mascalls Court Farm	5 Bloxham Avenue, Paddock Wood	67	TN12 6FD	House	DET	3	Affordable Rent	1237
0202020	192	192 Ph 1 Mascalls Court Farm	6 Bloxham Avenue, Paddock Wood	68	TN12 6FD	House	DET	4	Affordable Rent	1270
0202021	192	192 Ph 1 Mascalls Court Farm	7 Bloxham Avenue, Paddock Wood	69	TN12 6FD	House	DET	4	Affordable Rent	1270
0202024	192	192 Ph 1 Mascalls Court Farm	10 Bloxham Avenue, Paddock Wood	72	TN12 6FD	House	DET	4	Affordable Rent	1270

savills

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0202025	192	192 Ph 1 Mascalls Court Farm	11 Bloxham Avenue, Paddock Wood	73	TN12 6FD	House	DET	4	Affordable Rent	1270
0202001	192	192 Ph 1 Mascalls Court Farm	9 Atherall Drive, Paddock Wood	43	TN12 6FB	House	TER_E	2	Affordable Rent	893
0202002	192	192 Ph 1 Mascalls Court Farm	8 Atherall Drive, Paddock Wood	44	TN12 6FB	House	TER_M	2	Affordable Rent	893
0202003	192	192 Ph 1 Mascalls Court Farm	7 Atherall Drive, Paddock Wood	45	TN12 6FB	House	TER_E	2	Affordable Rent	893
0202006	192	192 Ph 1 Mascalls Court Farm	4 Atherall Drive, Paddock Wood	48	TN12 6FB	House	DET_S	2	Affordable Rent	893
0202007	192	192 Ph 1 Mascalls Court Farm	3 Atherall Drive, Paddock Wood	49	TN12 6FB	House	DET_S	2	Affordable Rent	893
0202008	192	192 Ph 1 Mascalls Court Farm	2 Atherall Drive, Paddock Wood	50	TN12 6FB	House	DET_S	2	Affordable Rent	893
0202009	192	192 Ph 1 Mascalls Court Farm	1 Atherall Drive, Paddock Wood	51	TN12 6FB	House	DET_S	2	Affordable Rent	893
0202022	192	192 Ph 1 Mascalls Court Farm	8 Bloxham Avenue, Paddock Wood	70	TN12 6FD	House	DET_S	2	Affordable Rent	893
0202023	192	192 Ph 1 Mascalls Court Farm	9 Bloxham Avenue, Paddock Wood	71	TN12 6FD	House	DET_S	2	Affordable Rent	893
0024001	209	209 Meadow Brook	37 Shire Way, Tattenhall	27	CH3 9RL	House	TER_E	2	Affordable Rent	680
0024002	209	209 Meadow Brook	41 Shire Way, Tattenhall	29	CH3 9RL	House	TER_M	2	Affordable Rent	680
0024003	209	209 Meadow Brook	43 Shire Way, Tattenhall	30	CH3 9RL	House	TER_E	2	Affordable Rent	680
0024004	209	209 Meadow Brook	39 Shire Way, Tattenhall	28	CH3 9RL	House	TER_M	3	Affordable Rent	784
0028001	212	212 Great Bowden	42 Northfield Avenue, Great Bowden	29	LE16 7GP	House	DET_S	1	Affordable Rent	476
0028002	212	212 Great Bowden	44 Northfield Avenue, Great Bowden	30	LE16 7GP	House	DET_S	1	Affordable Rent	476
0028003	212	212 Great Bowden	38 Northfield Avenue, Great Bowden	19	LE16 7GP	House	DET	2	Affordable Rent	660
0028004	212	212 Great Bowden	40 Northfield Avenue, Great Bowden	28	LE16 7GP	Flat	DET	2	Affordable Rent	660
0028005	212	212 Great Bowden	8 North Close , Great Bowden	24	LE16 7GQ	Flat		2	Affordable Rent	688
0028006	212	212 Great Bowden	1 North Close , Great Bowden	27	LE16 7GQ	Flat		2	Affordable Rent	684
0028007	212	212 Great Bowden	34 Northfield Avenue, Great Bowden	17	LE16 7GP	House	DET_S	2	Affordable Rent	732
0028008	212	212 Great Bowden	36 Northfield Avenue, Great Bowden	18	LE16 7GP	House	DET_S	2	Affordable Rent	732
0131001	237	237 Jubilee Street Sittingbou	9 Bowater Close, Sittingbourne	83	ME10 2FR	House	TER_E	2	Affordable Rent	780
0131002	237	237 Jubilee Street Sittingbou	10 Bowater Close, Sittingbourne	84	ME10 2FR	House	TER_M	2	Affordable Rent	780
0131003	237	237 Jubilee Street Sittingbou	11 Bowater Close, Sittingbourne	85	ME10 2FR	House	TER_E	2	Affordable Rent	780
0022001	249	249 Weaver Park	19 Todd Row, Northwich	151	CW8 1SX	House	TER_E	2	Affordable Rent	680
0022002	249	249 Weaver Park	17 Todd Row, Northwich	152	CW8 1SX	House	TER_M	2	Affordable Rent	680
0022004	249	249 Weaver Park	11 Todd Row, Northwich	154	CW8 1SX	House	TER_E	2	Affordable Rent	680
0022005	249	249 Weaver Park	26 Todd Row, Northwich	150	CW8 1SX	House	TER_E	2	Affordable Rent	680
0022006	249	249 Weaver Park	20 Todd Row, Northwich	192	CW8 1SX	House	TER_E	2	Affordable Rent	680
0022008	249	249 Weaver Park	24 Todd Row, Northwich	194	CW8 1SX	House	TER_M	2	Affordable Rent	680
0022013	249	249 Weaver Park	6 Shingler Close, Northwich	223	CW8 1SZ	House	TER_M	2	Affordable Rent	680
0022014	249	249 Weaver Park	8 Shingler Close, Northwich	224	CW8 1SZ	House	TER_M	2	Affordable Rent	680
0022016	249	249 Weaver Park	12 Shingler Close, Northwich	226	CW8 1SZ	House	TER_E	2	Affordable Rent	680
0022018	249	249 Weaver Park	9 Shingler Close, Northwich	233	CW8 1SZ	House	TER_M	2	Affordable Rent	699
0022003	249	249 Weaver Park	15 Todd Row, Northwich	153	CW8 1SX	House	TER_M	3	Affordable Rent	784
0022007	249	249 Weaver Park	22 Todd Row, Northwich	193	CW8 1SX	House	TER_M	3	Affordable Rent	784
0022009	249	249 Weaver Park	4 Shingler Close, Northwich	222	CW8 1SZ	House	TER_M	3	Affordable Rent	839
0022010	249	249 Weaver Park	2 Shingler Close, Northwich	270	CW8 1SZ	House	TER_E	3	Affordable Rent	839
0022011	249	249 Weaver Park	3 Shingler Close, Northwich	236	CW8 1SZ	House	TER_E	3	Affordable Rent	839
0022012	249	249 Weaver Park	1 Shingler Close, Northwich	237	CW8 1SZ	House	TER_E	3	Affordable Rent	839
0022015	249	249 Weaver Park	10 Shingler Close, Northwich	225	CW8 1SZ	House	TER_M	3	Affordable Rent	784
0022017	249	249 Weaver Park	11 Shingler Close, Northwich	232	CW8 1SZ	House	TER_E	3	Affordable Rent	839
0022019	249	249 Weaver Park	7 Shingler Close, Northwich	234	CW8 1SZ	House	TER_M	3	Affordable Rent	805
0022020	249	249 Weaver Park	5 Shingler Close, Northwich	235	CW8 1SZ	House	TER_E	3	Affordable Rent	839
0085010	295	295 EAGLE FARM	Flat 1 Fullers Ground, Milton Keynes	71-B1	MK17 7AW	Flat		2	Affordable Rent	614
0085011	295	295 EAGLE FARM	Flat 2 Fullers Ground, Milton Keynes	72-B1	MK17 7AW	Flat		2	Affordable Rent	614
0085012	295	295 EAGLE FARM	Flat 3 Fullers Ground, Milton Keynes	73-B1	MK17 7AW	Flat		2	Affordable Rent	614
0085013	295	295 EAGLE FARM	Flat 4 Fullers Ground, Milton Keynes	74-B1	MK17 7AW	Flat		2	Affordable Rent	614
0085014	295	295 EAGLE FARM	Flat 5 Fullers Ground, Milton Keynes	75-B1	MK17 7AW	Flat		2	Affordable Rent	614
0085015	295	295 EAGLE FARM	Flat 6 Fullers Ground, Milton Keynes	76-B1	MK17 7AW	Flat		2	Affordable Rent	614
0085016	295	295 EAGLE FARM	Flat 1, 13 Bolebec Avenue, Milton Keynes	77-B1	MK17 7AF	Flat		2	Affordable Rent	614
0085017	295	295 EAGLE FARM	Flat 2, 13 Bolebec Avenue, Milton Keynes	78-B1	MK17 7AF	Flat		2	Affordable Rent	614
0085018	295	295 EAGLE FARM	Flat 3, 13 Bolebec Avenue, Milton Keynes	79-B1	MK17 7AF	Flat		2	Affordable Rent	614
0085019	295	295 EAGLE FARM	Flat 4, 13 Bolebec Avenue, Milton Keynes	80-B1	MK17 7AF	Flat		2	Affordable Rent	614
0085020	295	295 EAGLE FARM	Flat 5, 13 Bolebec Avenue, Milton Keynes	81-B1	MK17 7AF	Flat		2	Affordable Rent	614
0085021	295	295 EAGLE FARM	Flat 6, 13 Bolebec Avenue, Milton Keynes	82-B1	MK17 7AF	Flat		2	Affordable Rent	614
0085071	295	295 EAGLE FARM	Flat 1, 65 Burney Drive, Milton Keynes	1-D1	MK17 7BT	Flat		2	Affordable Rent	614
0085072	295	295 EAGLE FARM	Flat 2, 65 Burney Drive, Milton Keynes	2-D1	MK17 7BT	Flat		2	Affordable Rent	614
0085073	295	295 EAGLE FARM	Flat 3, 65 Burney Drive, Milton Keynes	3-D1	MK17 7BT	Flat		2	Affordable Rent	614
0085074	295	295 EAGLE FARM	Flat 4, 65 Burney Drive, Milton Keynes	4-D1	MK17 7BT	Flat		2	Affordable Rent	614
0085075	295	295 EAGLE FARM	Flat 5, 65 Burney Drive, Milton Keynes	5-D1	MK17 7BT	Flat		2	Affordable Rent	614
0085076	295	295 EAGLE FARM	Flat 6, 65 Burney Drive, Milton Keynes	6-D1	MK17 7BT	Flat		2	Affordable Rent	614
0085077	295	295 EAGLE FARM	Flat 1, 63 Burney Drive, Milton Keynes	7-D1	MK17 7BT	Flat		2	Affordable Rent	558
0085079	295	295 EAGLE FARM	Flat 3, 63 Burney Drive, Milton Keynes	9-D1	MK17 7BT	Flat		2	Affordable Rent	558
0085082	295	295 EAGLE FARM	Flat 6, 63 Burney Drive, Milton Keynes	12-D1	MK17 7BT	Flat		2	Affordable Rent	558
0085078	295	295 EAGLE FARM	Flat 2, 63 Burney Drive, Milton Keynes	8-D1	MK17 7BT	Flat		1	Affordable Rent	451
0085080	295	295 EAGLE FARM	Flat 4, 63 Burney Drive, Milton Keynes	10-D1	MK17 7BT	Flat		1	Affordable Rent	451
0085081	295	295 EAGLE FARM	Flat 5, 63 Burney Drive, Milton Keynes	11-D1	MK17 7BT	Flat		1	Affordable Rent	451
0085083	295	295 EAGLE FARM	Flat 7, 63 Burney Drive, Milton Keynes	13-D1	MK17 7BT	Flat		1	Affordable Rent	451
0085084	295	295 EAGLE FARM	Flat 8, 63 Burney Drive, Milton Keynes	14-D1	MK17 7BT	Flat		1	Affordable Rent	451
0085085	295	295 EAGLE FARM	Flat 9, 63 Burney Drive, Milton Keynes	15-D1	MK17 7BT	Flat		1	Affordable Rent	451
0085095	295	295 EAGLE FARM	42 Fitz Hugh Crescent, Milton Keynes	150-D1	MK17 7BU	House	DET_S	2	Affordable Rent	753
0135003	341	341 Madgwick Park	17 Shelby Drive, Chichester	8	PO18 0GT	House	TER_M	2	Affordable Rent	839
0135004	341	341 Madgwick Park	19 Shelby Drive, Chichester	9	PO18 0GT	House	TER_E	2	Affordable Rent	839
0135083	341	341 Madgwick Park	15 Shelby Drive, Chichester	7	PO18 0GT	House	TER_E	3	Affordable Rent	925
0034001	362	362 Higher Standen Clitheroe	Flat 1, 10 Centurion Way, Clitheroe	14A	BB7 1FU	Flat		1	Affordable Rent	562
0034002	362	362 Higher Standen Clitheroe	Flat 2, 10 Centurion Way, Clitheroe	15A	BB7 1FU	Flat		1	Affordable Rent	562

savills

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0034003	362	362 Higher Standen Clitheroe	Flat 3, 10 Centurion Way, Clitheroe	16A	BB7 1FU	Flat		1	Affordable Rent	562
0034004	362	362 Higher Standen Clitheroe	Flat 4, 10 Centurion Way, Clitheroe	17A	BB7 1FU	Flat		1	Affordable Rent	562
0034005	362	362 Higher Standen Clitheroe	Flat 5, 10 Centurion Way, Clitheroe	18A	BB7 1FU	Flat		1	Affordable Rent	562
0034006	362	362 Higher Standen Clitheroe	Flat 6, 10 Centurion Way, Clitheroe	19A	BB7 1FU	Flat		1	Affordable Rent	562
0034013	362	362 Higher Standen Clitheroe	21 Centurion Way, Clitheroe	39S	BB7 1FU	House	DET_S	2	Affordable Rent	603
0034014	362	362 Higher Standen Clitheroe	23 Centurion Way, Clitheroe	40S	BB7 1FU	House	DET_S	2	Affordable Rent	603
0034019	362	362 Higher Standen Clitheroe	20 Brownhill Grove , Clitheroe	51S	BB7 1FY	House	DET_S	2	Affordable Rent	603
0034020	362	362 Higher Standen Clitheroe	22 Brownhill Grove , Clitheroe	52S	BB7 1FY	House	DET_S	2	Affordable Rent	603
0034031	362	362 Higher Standen Clitheroe	9 Roman Road Crescent, Clitheroe	76S	BB7 1FZ	House	DET_S	2	Affordable Rent	603
0034032	362	362 Higher Standen Clitheroe	7 Roman Road Crescent, Clitheroe	77S	BB7 1FZ	House	DET_S	2	Affordable Rent	603
0034037	362	362 Higher Standen Clitheroe	4 Roman Road Crescent, Clitheroe	92S	BB7 1FZ	House	DET_S	2	Affordable Rent	603
0034038	362	362 Higher Standen Clitheroe	6 Roman Road Crescent, Clitheroe	93S	BB7 1FZ	House	DET_S	2	Affordable Rent	603
0087001	364	364 SOUTH OF CHURCH ST KINGHAM	18 Swailbrook Place, Kingham	8	OX7 6RE	House	DET_S	3	Affordable Rent	947
0087002	364	364 SOUTH OF CHURCH ST KINGHAM	16 Swailbrook Place, Kingham	9	OX7 6RE	House	DET_S	3	Affordable Rent	947
0087003	364	364 SOUTH OF CHURCH ST KINGHAM	10 Swailbrook Place, Kingham	12	OX7 6RE	House	DET_S	2	Affordable Rent	829
0087004	364	364 SOUTH OF CHURCH ST KINGHAM	8 Swailbrook Place, Kingham	13	OX7 6RE	House	DET_S	2	Affordable Rent	829
0087005	364	364 SOUTH OF CHURCH ST KINGHAM	14 Swailbrook Place, Kingham	10	OX7 6RE	House	DET_S	1	Affordable Rent	511
0087006	364	364 SOUTH OF CHURCH ST KINGHAM	12 Swailbrook Place, Kingham	11	OX7 6RE	House	DET_S	1	Affordable Rent	511
0134035	368	368 Heathfield Nook Road Buxto	4 Ashford Drive, Buxton	144	SK17 9GQ	House	DET_S	2	Affordable Rent	721
0134036	368	368 Heathfield Nook Road Buxto	6 Ashford Drive, Buxton	145	SK17 9GQ	House	DET_S	2	Affordable Rent	721
0040032	400	400 St Peter's Place	35 Brodie Rise, Salisbury	258	SP2 9FR	House	DET_S	3	Affordable Rent	761
0040033	400	400 St Peter's Place	33 Brodie Rise, Salisbury	259	SP2 9FR	House	DET_S	3	Affordable Rent	761
0040034	400	400 St Peter's Place	7 Floyd Avenue, Salisbury	279	SP2 9FT	House	DET_S	3	Affordable Rent	761
0040035	400	400 St Peter's Place	9 Floyd Avenue, Salisbury	280	SP2 9FT	House	DET_S	3	Affordable Rent	761
0040036	400	400 St Peter's Place	10 Floyd Avenue, Salisbury	298	SP2 9FT	House	DET_S	3	Affordable Rent	761
0040037	400	400 St Peter's Place	8 Floyd Avenue, Salisbury	299	SP2 9FT	House	DET_S	3	Affordable Rent	761
0040038	400	400 St Peter's Place	11 Floyd Avenue, Salisbury	281	SP2 9FT	House	DET_S	3	Affordable Rent	761
0040039	400	400 St Peter's Place	15 Floyd Avenue, Salisbury	282	SP2 9FT	House	DET_S	3	Affordable Rent	761
0040040	400	400 St Peter's Place	14 Floyd Avenue, Salisbury	296	SP2 9FT	House	DET_S	3	Affordable Rent	761
0040041	400	400 St Peter's Place	12 Floyd Avenue, Salisbury	297	SP2 9FT	House	DET_S	3	Affordable Rent	761
0040042	400	400 St Peter's Place	71 Coberly Drive, Salisbury	180	SP2 9FD	House	DET_S	3	Affordable Rent	761
0040043	400	400 St Peter's Place	69 Coberly Drive, Salisbury	181	SP2 9FD	House	DET_S	3	Affordable Rent	761
0040013	400	400 St Peter's Place	12 Vokes Way, Salisbury	312	SP2 9FQ	Flat		2	Affordable Rent	649
0040014	400	400 St Peter's Place	18 Vokes Way, Salisbury	315	SP2 9FQ	Flat		2	Affordable Rent	649
0040015	400	400 St Peter's Place	1 Brodie Rise, Salisbury	318	SP2 9FR	Flat		2	Affordable Rent	649
0040016	400	400 St Peter's Place	3 Brodie Rise, Salisbury	319	SP2 9FR	Flat		2	Affordable Rent	649
0040017	400	400 St Peter's Place	10 Vokes Way, Salisbury	310	SP2 9FQ	Flat		2	Affordable Rent	621
0040018	400	400 St Peter's Place	14 Vokes Way, Salisbury	311	SP2 9FQ	Flat		2	Affordable Rent	621
0040019	400	400 St Peter's Place	16 Vokes Way, Salisbury	313	SP2 9FQ	Flat		2	Affordable Rent	621
0040020	400	400 St Peter's Place	20 Vokes Way, Salisbury	314	SP2 9FQ	Flat		2	Affordable Rent	621
0040021	400	400 St Peter's Place	22 Vokes Way, Salisbury	316	SP2 9FQ	Flat		2	Affordable Rent	621
0040022	400	400 St Peter's Place	24 Vokes Way, Salisbury	317	SP2 9FQ	Flat		2	Affordable Rent	621
0040044	400	400 St Peter's Place	4 Floyd Avenue, Salisbury	301	SP2 9FT	House	DET_S	4	Affordable Rent	1084
0040045	400	400 St Peter's Place	37 Lambert Drive, Salisbury	172	SP2 9FP	House	DET_S	4	Affordable Rent	1084
0040023	400	400 St Peter's Place	41 Brodie Rise, Salisbury	255	SP2 9FR	House	TER_E	2	Affordable Rent	638
0040024	400	400 St Peter's Place	39 Brodie Rise, Salisbury	256	SP2 9FR	House	TER_M	2	Affordable Rent	638
0040025	400	400 St Peter's Place	37 Brodie Rise, Salisbury	257	SP2 9FR	House	TER_E	2	Affordable Rent	638
0040026	400	400 St Peter's Place	31 Brodie Rise, Salisbury	260	SP2 9FR	House	DET_S	2	Affordable Rent	638
0040027	400	400 St Peter's Place	29 Brodie Rise, Salisbury	261	SP2 9FR	House	DET_S	2	Affordable Rent	638
0040028	400	400 St Peter's Place	18 Brodie Rise, Salisbury	269	SP2 9FR	House	DET_S	2	Affordable Rent	638
0040029	400	400 St Peter's Place	20 Brodie Rise, Salisbury	270	SP2 9FR	House	DET_S	2	Affordable Rent	638
0040030	400	400 St Peter's Place	17 Floyd Avenue, Salisbury	283	SP2 9FT	House	DET_S	2	Affordable Rent	638
0040031	400	400 St Peter's Place	19 Floyd Avenue, Salisbury	284	SP2 9FT	House	DET_S	2	Affordable Rent	638
0041001	405	405 The Paddocks	7 Jockey Way, Andover	69	SP11 6ZW	Flat		1	Affordable Rent	526
0041005	405	405 The Paddocks	9 Jockey Way, Andover	70	SP11 6ZW	Flat		1	Affordable Rent	628
0041019	405	405 The Paddocks	144 Halter Way, Andover	449	SP11 6ZG	Flat		1	Affordable Rent	528
0041020	405	405 The Paddocks	104 Halter Way, Andover	469	SP11 6ZG	Flat		1	Affordable Rent	528
0041021	405	405 The Paddocks	100 Halter Way, Andover	471	SP11 6ZG	Flat		1	Affordable Rent	528
0041022	405	405 The Paddocks	123 Halter Way, Andover	498	SP11 6ZG	Flat		1	Affordable Rent	528
0041027	405	405 The Paddocks	142 Halter Way, Andover	450	SP11 6ZG	Flat		1	Affordable Rent	628
0041028	405	405 The Paddocks	102 Halter Way, Andover	470	SP11 6ZG	Flat		1	Affordable Rent	628
0041029	405	405 The Paddocks	98 Halter Way, Andover	472	SP11 6ZG	Flat		1	Affordable Rent	628
0041030	405	405 The Paddocks	121 Halter Way, Andover	499	SP11 6ZG	Flat		1	Affordable Rent	628
0041099	405	405 The Paddocks	10 Arcaro Road, Andover	61	SP11 6ZH	House	DET_S	3	Affordable Rent	881
0041101	405	405 The Paddocks	5 Jockey Way, Andover	68	SP11 6ZW	House	TER_E	3	Affordable Rent	872
0041124	405	405 The Paddocks	96 Halter Way, Andover	473	SP11 6ZG	House	DET_S	3	Affordable Rent	881
0041125	405	405 The Paddocks	94 Halter Way, Andover	474	SP11 6ZG	House	DET_S	3	Affordable Rent	881
0041126	405	405 The Paddocks	92 Halter Way, Andover	475	SP11 6ZG	House	DET_S	3	Affordable Rent	881
0041127	405	405 The Paddocks	90 Halter Way, Andover	476	SP11 6ZG	House	DET_S	3	Affordable Rent	881
0041031	405	405 The Paddocks	8 Arcaro Road, Andover	62	SP11 6ZH	House	DET_S	2	Affordable Rent	642
0041032	405	405 The Paddocks	6 Arcaro Road, Andover	63	SP11 6ZH	House	DET_S	2	Affordable Rent	642
0041033	405	405 The Paddocks	17 Jockey Way, Andover	73	SP11 6ZW	House	TER_E	2	Affordable Rent	631
0041034	405	405 The Paddocks	19 Jockey Way, Andover	74	SP11 6ZW	House	TER_M	2	Affordable Rent	631
0041035	405	405 The Paddocks	21 Jockey Way, Andover	75	SP11 6ZW	House	TER_E	2	Affordable Rent	631
0041036	405	405 The Paddocks	23 Jockey Way, Andover	76	SP11 6ZW	House	TER_E	2	Affordable Rent	631
0041037	405	405 The Paddocks	25 Jockey Way, Andover	77	SP11 6ZW	House	TER_M	2	Affordable Rent	631
0041038	405	405 The Paddocks	27 Jockey Way, Andover	78	SP11 6ZW	House	TER_E	2	Affordable Rent	631
0041089	405	405 The Paddocks	140 Halter Way, Andover	451	SP11 6ZG	House	TER_E	2	Affordable Rent	642

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0041090	405	405 The Paddocks	138 Halter Way, Andover	452	SP11 6ZG	House	TER_M	2	Affordable Rent	642
0041091	405	405 The Paddocks	136 Halter Way, Andover	453	SP11 6ZG	House	TER_E	2	Affordable Rent	642
0041092	405	405 The Paddocks	134 Halter Way, Andover	454	SP11 6ZG	House	DET_S	2	Affordable Rent	642
0041093	405	405 The Paddocks	132 Halter Way, Andover	455	SP11 6ZG	House	DET_S	2	Affordable Rent	642
0041094	405	405 The Paddocks	151 Halter Way, Andover	484	SP11 6ZG	House	TER_E	2	Affordable Rent	653
0041095	405	405 The Paddocks	149 Halter Way, Andover	485	SP11 6ZG	House	TER_M	2	Affordable Rent	653
0041096	405	405 The Paddocks	147 Halter Way, Andover	486	SP11 6ZG	House	TER_E	2	Affordable Rent	653
0041097	405	405 The Paddocks	145 Halter Way, Andover	487	SP11 6ZG	House	DET_S	2	Affordable Rent	653
0041098	405	405 The Paddocks	143 Halter Way, Andover	488	SP11 6ZG	House	DET_S	2	Affordable Rent	653
0041208	405	405 The Paddocks	9 Foal Close, Andover	1211	SP11 6XR	House	DET_S	2	Affordable Rent	642
0041209	405	405 The Paddocks	7 Foal Close, Andover	1212	SP11 6XR	House	DET_S	2	Affordable Rent	642
0041128	405	405 The Paddocks	12 Arcaro Road, Andover	60	SP11 6ZH	House	DET_S	4	Affordable Rent	1260
0089013	408	408 STATION ROAD LOWER STONDO	4 Wren Close, Henlow	55	SG16 6GD	House	TER_E	3	Affordable Rent	890
0089014	408	408 STATION ROAD LOWER STONDO	20 Skylark Field , Henlow	56	SG16 6GE	House	TER_M	3	Affordable Rent	890
0089015	408	408 STATION ROAD LOWER STONDO	21 Skylark Field , Henlow	57	SG16 6GE	House	TER_E	3	Affordable Rent	890
0089026	408	408 STATION ROAD LOWER STONDO	44 Woodpecker Mead, Henlow	71	SG16 6FU	House	TER_M	2	Affordable Rent	764
0089027	408	408 STATION ROAD LOWER STONDO	42 Woodpecker Mead, Henlow	72	SG16 6FU	House	TER_M	2	Affordable Rent	764
0089016	408	408 STATION ROAD LOWER STONDO	26 Skylark Field , Henlow	61	SG16 6GE	Flat		1	Affordable Rent	530
0089017	408	408 STATION ROAD LOWER STONDO	52 Woodpecker Mead, Henlow	62	SG16 6FU	Flat		1	Affordable Rent	530
0089018	408	408 STATION ROAD LOWER STONDO	50 Woodpecker Mead, Henlow	63	SG16 6FU	Flat		1	Affordable Rent	530
0089019	408	408 STATION ROAD LOWER STONDO	25 Skylark Field , Henlow	64	SG16 6GE	Flat		1	Affordable Rent	530
0089020	408	408 STATION ROAD LOWER STONDO	54 Woodpecker Mead, Henlow	65	SG16 6FU	Flat		1	Affordable Rent	530
0089021	408	408 STATION ROAD LOWER STONDO	56 Woodpecker Mead, Henlow	66	SG16 6FU	Flat		1	Affordable Rent	530
0089022	408	408 STATION ROAD LOWER STONDO	48 Woodpecker Mead, Henlow	67	SG16 6FU	Flat		1	Affordable Rent	530
0089023	408	408 STATION ROAD LOWER STONDO	58 Woodpecker Mead, Henlow	68	SG16 6FU	Flat		1	Affordable Rent	530
0089024	408	408 STATION ROAD LOWER STONDO	60 Woodpecker Mead, Henlow	69	SG16 6FU	Flat		1	Affordable Rent	530
0090003	434	434 OAKINGTON ROAD COTTENHAM	15 Newton Close, Cottenham	8	CB24 8AQ	House	DET_S	3	Affordable Rent	1033
0090004	434	434 OAKINGTON ROAD COTTENHAM	17 Newton Close, Cottenham	9	CB24 8AQ	House	DET_S	3	Affordable Rent	1033
0090005	434	434 OAKINGTON ROAD COTTENHAM	19 Newton Close, Cottenham	10	CB24 8AQ	House	DET_S	4	Affordable Rent	1270
0090006	434	434 OAKINGTON ROAD COTTENHAM	21 Newton Close, Cottenham	11	CB24 8AQ	House	DET_S	4	Affordable Rent	1270
0090007	434	434 OAKINGTON ROAD COTTENHAM	23 Newton Close, Cottenham	12	CB24 8AQ	Flat		1	Affordable Rent	667
0090008	434	434 OAKINGTON ROAD COTTENHAM	25 Newton Close, Cottenham	13	CB24 8AQ	Flat		1	Affordable Rent	538
0090009	434	434 OAKINGTON ROAD COTTENHAM	27 Newton Close, Cottenham	14	CB24 8AQ	Flat		1	Affordable Rent	678
0090010	434	434 OAKINGTON ROAD COTTENHAM	29 Newton Close, Cottenham	15	CB24 8AQ	Flat		1	Affordable Rent	549
0090011	434	434 OAKINGTON ROAD COTTENHAM	31 Newton Close, Cottenham	16	CB24 8AQ	Flat		1	Affordable Rent	549
0090012	434	434 OAKINGTON ROAD COTTENHAM	33 Newton Close, Cottenham	17	CB24 8AQ	Flat		1	Affordable Rent	678
0090013	434	434 OAKINGTON ROAD COTTENHAM	9 Hawking Way, Cottenham	22	CB24 8AR	House	DET_S	2	Affordable Rent	850
0090014	434	434 OAKINGTON ROAD COTTENHAM	11 Hawking Way, Cottenham	23	CB24 8AR	House	DET_S	2	Affordable Rent	850
0090019	434	434 OAKINGTON ROAD COTTENHAM	8 Hawking Way, Cottenham	32	CB24 8AR	House	DET_S	2	Affordable Rent	850
0090020	434	434 OAKINGTON ROAD COTTENHAM	6 Hawking Way, Cottenham	33	CB24 8AR	House	DET_S	2	Affordable Rent	850
0029001	448	448 Land Off Cranleigh Road P	22 Southfields, Fareham	20	PO16 9FG	Flat		1	Affordable Rent	495
0029002	448	448 Land Off Cranleigh Road P	Flat 2, 24 Southfields, Fareham	21	PO16 9FG	Flat		1	Affordable Rent	495
0029003	448	448 Land Off Cranleigh Road P	Flat 1, 24 Southfields, Fareham	22	PO16 9FG	Flat		1	Affordable Rent	488
0029004	448	448 Land Off Cranleigh Road P	26 Southfields, Fareham	23	PO16 9FG	Flat		1	Affordable Rent	488
0029019	448	448 Land Off Cranleigh Road P	50 Southfields, Fareham	35	PO16 9FG	House	DET_S	2	Affordable Rent	631
0029020	448	448 Land Off Cranleigh Road P	52 Southfields, Fareham	36	PO16 9FG	House	DET_S	2	Affordable Rent	631
0029027	448	448 Land Off Cranleigh Road P	46 Southfields, Fareham	33	PO16 9FG	House	DET_S	3	Affordable Rent	874
0029028	448	448 Land Off Cranleigh Road P	48 Southfields, Fareham	34	PO16 9FG	House	DET_S	3	Affordable Rent	874
0029033	448	448 Land Off Cranleigh Road P	14 Southfields, Fareham	15	PO16 9FG	House	DET_S	4	Affordable Rent	1247
0091001	454	454 LAND NORTH OF THE CAUSEWAY	2 Robinson Gardens, Bassingbourn	2	SG8 5GY	House	TER_M	2	Affordable Rent	836
0091002	454	454 LAND NORTH OF THE CAUSEWAY	3 Robinson Gardens, Bassingbourn	3	SG8 5GY	House	TER_E	2	Affordable Rent	836
0091003	454	454 LAND NORTH OF THE CAUSEWAY	4 Robinson Gardens, Bassingbourn	4	SG8 5GY	House	TER_E	2	Affordable Rent	836
0091004	454	454 LAND NORTH OF THE CAUSEWAY	5 Robinson Gardens, Bassingbourn	5	SG8 5GY	House	TER_M	2	Affordable Rent	836
0091005	454	454 LAND NORTH OF THE CAUSEWAY	1 Robinson Gardens, Bassingbourn	1	SG8 5GY	House	TER_E	3	Affordable Rent	1002
0091006	454	454 LAND NORTH OF THE CAUSEWAY	6 Robinson Gardens, Bassingbourn	6	SG8 5GY	House	TER_E	3	Affordable Rent	1002
0091007	454	454 LAND NORTH OF THE CAUSEWAY	7 Robinson Gardens, Bassingbourn	8	SG8 5GY	House	TER_E	3	Affordable Rent	1002
0093005	483	483 UPPER CALDECOTE BIGGLESWA	3 Chicory Orchard, Biggleswade	27	SG18 9GA	House	DET_S	2	Affordable Rent	855
0093006	483	483 UPPER CALDECOTE BIGGLESWA	1 Chicory Orchard, Biggleswade	28	SG18 9GA	House	TER_M	2	Affordable Rent	855
0093007	483	483 UPPER CALDECOTE BIGGLESWA	10 Foxglove Gardens, Biggleswade	29	SG18 9FZ	House	DET_S	2	Affordable Rent	855
0093012	483	483 UPPER CALDECOTE BIGGLESWA	5 Sunflower Croft, Biggleswade	38	SG18 9FY	House	DET	4	Affordable Rent	1141
0093008	483	483 UPPER CALDECOTE BIGGLESWA	17 Foxglove Gardens, Biggleswade	30	SG18 9FZ	House	DET_S	3	Affordable Rent	1005
0093013	483	483 UPPER CALDECOTE BIGGLESWA	3 Sunflower Croft, Biggleswade	39	SG18 9FY	House	DET_S	3	Affordable Rent	1005
0093014	483	483 UPPER CALDECOTE BIGGLESWA	1 Sunflower Croft, Biggleswade	40	SG18 9FY	House	DET_S	3	Affordable Rent	1005
0053001	494	494 Amington Green	Flat 1 Needwood House, Barton Close, Tamworth	358	B77 4FX	Flat		1	Affordable Rent	507
0053002	494	494 Amington Green	Flat 4 Needwood House, Barton Close, Tamworth	361	B77 4FX	Flat		1	Affordable Rent	507
0053003	494	494 Amington Green	Flat 7 Needwood House, Barton Close, Tamworth	364	B77 4FX	Flat		1	Affordable Rent	507
0053004	494	494 Amington Green	Flat 1 Walton House, Barton Close, Tamworth	367	B77 4FX	Flat		1	Affordable Rent	625
0053005	494	494 Amington Green	Flat 2 Walton House, Barton Close, Tamworth	368	B77 4FX	Flat		2	Affordable Rent	521
0053006	494	494 Amington Green	Flat 3 Walton House, Barton Close, Tamworth	369	B77 4FX	Flat		2	Affordable Rent	625
0053007	494	494 Amington Green	Flat 4 Walton House, Barton Close, Tamworth	370	B77 4FX	Flat		2	Affordable Rent	625
0053008	494	494 Amington Green	Flat 5 Walton House, Barton Close, Tamworth	371	B77 4FX	Flat		2	Affordable Rent	625
0053009	494	494 Amington Green	Flat 6 Walton House, Barton Close, Tamworth	372	B77 4FX	Flat		2	Affordable Rent	625
0053010	494	494 Amington Green	Flat 2 Needwood House, Barton Close, Tamworth	359	B77 4FX	Flat		2	Affordable Rent	634
0053011	494	494 Amington Green	Flat 3 Needwood House, Barton Close, Tamworth	360	B77 4FX	Flat		2	Affordable Rent	634
0053012	494	494 Amington Green	Flat 5 Needwood House, Barton Close, Tamworth	362	B77 4FX	Flat		2	Affordable Rent	634
0053013	494	494 Amington Green	Flat 6 Needwood House, Barton Close, Tamworth	363	B77 4FX	Flat		2	Affordable Rent	634
0053014	494	494 Amington Green	Flat 8 Needwood House, Barton Close, Tamworth	365	B77 4FX	Flat		2	Affordable Rent	634
0053015	494	494 Amington Green	Flat 9 Needwood House, Barton Close, Tamworth	366	B77 4FX	Flat		2	Affordable Rent	634

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0023003	502	502 Baker Oat Frensham	7 Stable Close, Farnham	8	GU10 4EF	Flat		1	Affordable Rent	538
0023004	502	502 Baker Oat Frensham	10 Stable Close, Farnham	9	GU10 4EF	Flat		1	Affordable Rent	538
0023006	502	502 Baker Oat Frensham	8 Stable Close, Farnham	11	GU10 4EF	Flat		1	Affordable Rent	538
0023009	502	502 Baker Oat Frensham	13 Stable Close, Farnham	14	GU10 4EF	House	TER_E	2	Affordable Rent	856
0023010	502	502 Baker Oat Frensham	14 Stable Close, Farnham	15	GU10 4EF	House	TER_M	2	Affordable Rent	856
0023011	502	502 Baker Oat Frensham	15 Stable Close, Farnham	16	GU10 4EF	House	TER_E	2	Affordable Rent	856
0095001	505	505 SILSOE	8 The Laurels , Silsoe	8	MK45 4PQ	House	DET_S	2	Affordable Rent	850
0095002	505	505 SILSOE	9 The Laurels , Silsoe	9	MK45 4PQ	House	DET_S	2	Affordable Rent	850
0095003	505	505 SILSOE	10 The Laurels , Silsoe	10	MK45 4PQ	House	DET_S	3	Affordable Rent	1001
0095004	505	505 SILSOE	11 The Laurels , Silsoe	11	MK45 4PQ	House	DET_S	3	Affordable Rent	1001
0104001	517	517 WHITES LANE	14 De Bray Close, Northampton	25	NN5 6WR	House	DET_S	1	Affordable Rent	560
0104002	517	517 WHITES LANE	16 De Bray Close, Northampton	26	NN5 6WR	House	DET_S	1	Affordable Rent	560
0104003	517	517 WHITES LANE	3 Whites Lane, Northampton	43	NN5 6WT	Flat		2	Affordable Rent	704
0104004	517	517 WHITES LANE	1 Whites Lane, Northampton	44	NN5 6WT	Flat		2	Affordable Rent	650
0104005	517	517 WHITES LANE	659 Harlestone Road, Northampton	45	NN5 6WS	Flat		2	Affordable Rent	650
0104006	517	517 WHITES LANE	655 Harlestone Road, Northampton	46	NN5 6WS	Flat		2	Affordable Rent	650
0104007	517	517 WHITES LANE	657 Harlestone Road, Northampton	47	NN5 6WS	Flat		2	Affordable Rent	650
0104008	517	517 WHITES LANE	651 Harlestone Road, Northampton	48	NN5 6WS	Flat		2	Affordable Rent	650
0104009	517	517 WHITES LANE	653 Harlestone Road, Northampton	49	NN5 6WS	Flat		2	Affordable Rent	650
0104010	517	517 WHITES LANE	5 Whites Lane, Northampton	50	NN5 6WT	House	TER_E	2	Affordable Rent	750
0104011	517	517 WHITES LANE	7 Whites Lane, Northampton	51	NN5 6WT	House	TER_M	2	Affordable Rent	750
0104012	517	517 WHITES LANE	9 Whites Lane, Northampton	52	NN5 6WT	House	TER_E	2	Affordable Rent	750
0098002	524	524 LAND WEST OF SAHAM ROAD W	9 Aircraft Drive, Thetford	5	IP25 6ZA	House	TER_M	3	Affordable Rent	947
0098007	524	524 LAND WEST OF SAHAM ROAD W	39 Aircraft Drive, Thetford	20	IP25 6ZA	House	TER_E	1	Affordable Rent	603
0098008	524	524 LAND WEST OF SAHAM ROAD W	41 Aircraft Drive, Thetford	21	IP25 6ZA	House	TER_M	1	Affordable Rent	603
0098009	524	524 LAND WEST OF SAHAM ROAD W	43 Aircraft Drive, Thetford	22	IP25 6ZA	House	TER_E	1	Affordable Rent	603
0098010	524	524 LAND WEST OF SAHAM ROAD W	45 Aircraft Drive, Thetford	23	IP25 6ZA	House	TER_E	2	Affordable Rent	861
0098011	524	524 LAND WEST OF SAHAM ROAD W	47 Aircraft Drive, Thetford	24	IP25 6ZA	House	TER_M	2	Affordable Rent	861
0098012	524	524 LAND WEST OF SAHAM ROAD W	49 Aircraft Drive, Thetford	25	IP25 6ZA	House	TER_E	2	Affordable Rent	861
0098013	524	524 LAND WEST OF SAHAM ROAD W	40 Aircraft Drive, Thetford	26	IP25 6ZA	Flat		1	Affordable Rent	495
0098014	524	524 LAND WEST OF SAHAM ROAD W	42 Aircraft Drive, Thetford	27	IP25 6ZA	Flat		1	Affordable Rent	495
0098015	524	524 LAND WEST OF SAHAM ROAD W	44 Aircraft Drive, Thetford	28	IP25 6ZA	Flat		1	Affordable Rent	495
0098016	524	524 LAND WEST OF SAHAM ROAD W	46 Aircraft Drive, Thetford	29	IP25 6ZA	Flat		1	Affordable Rent	495
0098019	524	524 LAND WEST OF SAHAM ROAD W	14 Pingo Road , Thetford	60	IP25 6ZB	House	TER_M	2	Affordable Rent	861
0098020	524	524 LAND WEST OF SAHAM ROAD W	12 Pingo Road , Thetford	61	IP25 6ZB	House	TER_E	2	Affordable Rent	861
0098021	524	524 LAND WEST OF SAHAM ROAD W	10 Pingo Road , Thetford	62	IP25 6ZB	House	DET	3	Affordable Rent	904
0098022	524	524 LAND WEST OF SAHAM ROAD W	8 Pingo Road , Thetford	63	IP25 6ZB	House	DET	2	Affordable Rent	678
0098023	524	524 LAND WEST OF SAHAM ROAD W	6 Pingo Road , Thetford	64	IP25 6ZB	House	DET_S	2	Affordable Rent	861
0098026	524	524 LAND WEST OF SAHAM ROAD W	4 Aircraft Drive, Thetford	70	IP25 6ZA	House	TER_E	2	Affordable Rent	861
0098027	524	524 LAND WEST OF SAHAM ROAD W	6 Aircraft Drive, Thetford	71	IP25 6ZA	House	TER_M	2	Affordable Rent	861
0098028	524	524 LAND WEST OF SAHAM ROAD W	8 Aircraft Drive, Thetford	72	IP25 6ZA	House	TER_E	2	Affordable Rent	861
0098029	524	524 LAND WEST OF SAHAM ROAD W	10 Aircraft Drive, Thetford	73	IP25 6ZA	House	DET	3	Affordable Rent	904
0059001	545	545 Hawthorne Road Ramsey	2 Wagstaffe Close, Ramsey	13	PE26 1LB	House	TER_E	2	Affordable Rent	760
0059002	545	545 Hawthorne Road Ramsey	4 Wagstaffe Close, Ramsey	14	PE26 1LB	House	TER_M	2	Affordable Rent	760
0059003	545	545 Hawthorne Road Ramsey	6 Wagstaffe Close, Ramsey	15	PE26 1LB	House	TER_E	2	Affordable Rent	760
0059004	545	545 Hawthorne Road Ramsey	10 Muir Grove , Ramsey	18	PE26 1LD	House	DET	2	Affordable Rent	669
0059005	545	545 Hawthorne Road Ramsey	9 Muir Grove , Ramsey	19	PE26 1LD	House	DET	2	Affordable Rent	669
0059006	545	545 Hawthorne Road Ramsey	8 Muir Grove , Ramsey	20	PE26 1LD	House	TER_E	3	Affordable Rent	904
0059007	545	545 Hawthorne Road Ramsey	7 Muir Grove , Ramsey	21	PE26 1LD	House	TER_E	3	Affordable Rent	904
0059008	545	545 Hawthorne Road Ramsey	6 Muir Grove , Ramsey	22	PE26 1LD	House	TER_E	3	Affordable Rent	904
0059009	545	545 Hawthorne Road Ramsey	5 Muir Grove , Ramsey	23	PE26 1LD	House	TER_E	3	Affordable Rent	904
0059010	545	545 Hawthorne Road Ramsey	4 Muir Grove , Ramsey	24	PE26 1LD	House	TER_E	2	Affordable Rent	760
0059011	545	545 Hawthorne Road Ramsey	3 Muir Grove , Ramsey	25	PE26 1LD	House	TER_E	2	Affordable Rent	760
0059012	545	545 Hawthorne Road Ramsey	2 Muir Grove , Ramsey	26	PE26 1LD	House	TER_E	4	Affordable Rent	1057
0059013	545	545 Hawthorne Road Ramsey	1 Muir Grove , Ramsey	27	PE26 1LD	House	TER_E	4	Affordable Rent	1057
0059014	545	545 Hawthorne Road Ramsey	28 Wagstaffe Close, Ramsey	36	PE26 1LB	Flat		2	Affordable Rent	736
0059015	545	545 Hawthorne Road Ramsey	32 Wagstaffe Close, Ramsey	37	PE26 1LB	Flat		1	Affordable Rent	504
0059017	545	545 Hawthorne Road Ramsey	34 Wagstaffe Close, Ramsey	39	PE26 1LB	Flat		2	Affordable Rent	736
0059019	545	545 Hawthorne Road Ramsey	36 Wagstaffe Close, Ramsey	41	PE26 1LB	Flat		2	Affordable Rent	527
0059020	545	545 Hawthorne Road Ramsey	40 Wagstaffe Close, Ramsey	42	PE26 1LB	Flat		2	Affordable Rent	736
0059021	545	545 Hawthorne Road Ramsey	44 Wagstaffe Close, Ramsey	43	PE26 1LB	Flat		1	Affordable Rent	504
0059023	545	545 Hawthorne Road Ramsey	46 Wagstaffe Close, Ramsey	45	PE26 1LB	House	TER_E	3	Affordable Rent	904
0059024	545	545 Hawthorne Road Ramsey	48 Wagstaffe Close, Ramsey	46	PE26 1LB	House	TER_E	3	Affordable Rent	904
0059025	545	545 Hawthorne Road Ramsey	50 Wagstaffe Close, Ramsey	47	PE26 1LB	House	TER_E	2	Affordable Rent	760
0059026	545	545 Hawthorne Road Ramsey	52 Wagstaffe Close, Ramsey	48	PE26 1LB	House	TER_E	2	Affordable Rent	760
0047001	550	550 Springfields Burton Acres	72 Burton Acres Lane, Kirkburton	1	HD8 0QR	House	TER_E	3	Affordable Rent	905
0047002	550	550 Springfields Burton Acres	74 Burton Acres Lane, Kirkburton	2	HD8 0QR	House	TER_M	3	Affordable Rent	1022
0047003	550	550 Springfields Burton Acres	76 Burton Acres Lane, Kirkburton	3	HD8 0QR	House	TER_M	3	Affordable Rent	905
0047004	550	550 Springfields Burton Acres	78 Burton Acres Lane, Kirkburton	4	HD8 0QR	House	TER_E	3	Affordable Rent	905
0144038	553	553 Boyton Place (Phase 1) H	5 Claydon Court| Haverhill, Haverhill	121	CB9 7JT	House	TER_M	2	Affordable Rent	731
0144040	553	553 Boyton Place (Phase 1) H	7 Claydon Court| Haverhill, Haverhill	123	CB9 7JT	House	TER_E	2	Affordable Rent	548
0144041	553	553 Boyton Place (Phase 1) H	8 Claydon Court| Haverhill, Haverhill	124	CB9 7JT	House	TER_M	2	Affordable Rent	548
0144042	553	553 Boyton Place (Phase 1) H	9 Claydon Court| Haverhill, Haverhill	125	CB9 7JT	House	TER_M	2	Affordable Rent	548
0144043	553	553 Boyton Place (Phase 1) H	10 Claydon Court| Haverhill, Haverhill	126	CB9 7JT	House	TER_E	2	Affordable Rent	548
0144047	553	553 Boyton Place (Phase 1) H	1 Claydon Court| Haverhill, Haverhill	134	CB9 7JT	House	TER_E	2	Affordable Rent	548
0144048	553	553 Boyton Place (Phase 1) H	24 Beavis| Drive| Haverhill, Haverhill	135	CB9 7JA	House	TER_E	2	Affordable Rent	548
0144049	553	553 Boyton Place (Phase 1) H	26 Beavis Drive| Haverhill, Haverhill	136	CB9 7JA	House	TER_M	2	Affordable Rent	548
0144050	553	553 Boyton Place (Phase 1) H	28 Beavis Drive| Haverhill, Haverhill	137	CB9 7JA	House	TER_M	2	Affordable Rent	548

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0144053	553	553 Boyton Place (Phase 1) H	21 Beavis Drive| Haverhill, Haverhill	149	CB9 7JA	House	DET_S	2	Affordable Rent	731
0144054	553	553 Boyton Place (Phase 1) H	23 Beavis Drive| Haverhill, Haverhill	150	CB9 7JA	House	DET_S	2	Affordable Rent	731
0144037	553	553 Boyton Place (Phase 1) H	6 Claydon Court| Haverhill, Haverhill	120	CB9 7JT	House	TER_E	1	Affordable Rent	538
0144039	553	553 Boyton Place (Phase 1) H	4 Claydon Court| Haverhill, Haverhill	122	CB9 7JT	House	TER_E	1	Affordable Rent	538
0144045	553	553 Boyton Place (Phase 1) H	3 Claydon Court| Haverhill, Haverhill	132	CB9 7JT	House	TER_E	1	Affordable Rent	548
0144046	553	553 Boyton Place (Phase 1) H	2 Claydon Court| Haverhill, Haverhill	133	CB9 7JT	House	TER_M	1	Affordable Rent	548
0144051	553	553 Boyton Place (Phase 1) H	30 Beavis Drive| Haverhill, Haverhill	138	CB9 7JA	House	TER_E	1	Affordable Rent	548
0144052	553	553 Boyton Place (Phase 1) H	25 Beavis Drive| Haverhill, Haverhill	148	CB9 7JA	House	DET	3	Affordable Rent	969
0144057	553	553 Boyton Place (Phase 1) H	27 Webb Close| Haverhill, Haverhill	156	CB9 7HW	House	TER_E	4	Affordable Rent	1162
0144058	553	553 Boyton Place (Phase 1) H	26 Webb Close| Haverhill, Haverhill	157	CB9 7HW	House	TER_M	4	Affordable Rent	1162
0144059	553	553 Boyton Place (Phase 1) H	25 Webb Close| Haverhill, Haverhill	158	CB9 7HW	House	TER_E	4	Affordable Rent	1162
0144060	553	553 Boyton Place (Phase 1) H	24 Webb Close| Haverhill, Haverhill	159	CB9 7HW	House	DET	3	Affordable Rent	999
0100001	570	570 DICKLEBURGH	22 Poppy Grove, Diss	16	IP21 4NU	House	TER_M	1	Affordable Rent	609
0100002	570	570 DICKLEBURGH	24 Poppy Grove, Diss	17	IP21 4NU	House	TER_E	1	Affordable Rent	609
0100003	570	570 DICKLEBURGH	18 Poppy Grove, Diss	13	IP21 4NU	House	DET_S	2	Affordable Rent	847
0100004	570	570 DICKLEBURGH	16 Poppy Grove, Diss	14	IP21 4NU	House	DET_S	2	Affordable Rent	847
0100005	570	570 DICKLEBURGH	20 Poppy Grove, Diss	15	IP21 4NU	House	TER_E	2	Affordable Rent	847
0101009	573	573 CREWE ROAD ALSAGER	27 Barn Field Way, Alsager	14	ST7 2GZ	House	TER_E	2	Affordable Rent	631
0101010	573	573 CREWE ROAD ALSAGER	29 Barn Field Way, Alsager	15	ST7 2GZ	House	TER_M	2	Affordable Rent	631
0101011	573	573 CREWE ROAD ALSAGER	31 Barn Field Way, Alsager	16	ST7 2GZ	House	TER_E	2	Affordable Rent	631
0101001	573	573 CREWE ROAD ALSAGER	11 Barn Field Way, Alsager	6	ST7 2GZ	Flat		1	Affordable Rent	470
0101002	573	573 CREWE ROAD ALSAGER	13 Barn Field Way, Alsager	7	ST7 2GZ	Flat		1	Affordable Rent	470
0101003	573	573 CREWE ROAD ALSAGER	15 Barn Field Way, Alsager	8	ST7 2GZ	Flat		1	Affordable Rent	470
0101004	573	573 CREWE ROAD ALSAGER	17 Barn Field Way, Alsager	9	ST7 2GZ	Flat		1	Affordable Rent	470
0101005	573	573 CREWE ROAD ALSAGER	19 Barn Field Way, Alsager	10	ST7 2GZ	Flat		1	Affordable Rent	470
0101006	573	573 CREWE ROAD ALSAGER	21 Barn Field Way, Alsager	11	ST7 2GZ	Flat		1	Affordable Rent	470
0101007	573	573 CREWE ROAD ALSAGER	23 Barn Field Way, Alsager	12	ST7 2GZ	Flat		1	Affordable Rent	470
0101008	573	573 CREWE ROAD ALSAGER	25 Barn Field Way, Alsager	13	ST7 2GZ	Flat		1	Affordable Rent	470
0101020	573	573 CREWE ROAD ALSAGER	4 Morris Road, Alsager	98	ST7 2GX	House	DET_S	3	Affordable Rent	761
0101021	573	573 CREWE ROAD ALSAGER	2 Morris Road, Alsager	99	ST7 2GX	House	DET_S	3	Affordable Rent	761
0106001	579	579 THE SIGNALS WATTON	49 Eastern road, Thetford	50	IP25 6PA	Flat		2	Affordable Rent	688
0106002	579	579 THE SIGNALS WATTON	37 Eastern road, Thetford	51	IP25 6PA	Flat		2	Affordable Rent	688
0106003	579	579 THE SIGNALS WATTON	35 Eastern road, Thetford	52	IP25 6PA	Flat		2	Affordable Rent	688
0106004	579	579 THE SIGNALS WATTON	47 Eastern road, Thetford	53	IP25 6PA	Flat		2	Affordable Rent	688
0106006	579	579 THE SIGNALS WATTON	39 Eastern road, Thetford	55	IP25 6PA	Flat		2	Affordable Rent	688
0106007	579	579 THE SIGNALS WATTON	45 Eastern road, Thetford	56	IP25 6PA	Flat		2	Affordable Rent	688
0106009	579	579 THE SIGNALS WATTON	9 Adcock Road, Watton, Thetford	35	IP25 6NX	House	DET_S	2	Affordable Rent	849
0106010	579	579 THE SIGNALS WATTON	7 Adcock Road, Watton, Thetford	36	IP25 6NX	House	DET_S	2	Affordable Rent	849
0106011	579	579 THE SIGNALS WATTON	10 Adcock Road, Watton, Thetford	44	IP25 6NX	House	TER_E	2	Affordable Rent	849
0106012	579	579 THE SIGNALS WATTON	15 Adcock Road, Watton, Thetford	32	IP25 6NX	House	DET_S	3	Affordable Rent	1036
0106013	579	579 THE SIGNALS WATTON	13 Adcock Road, Watton, Thetford	33	IP25 6NX	House	DET_S	3	Affordable Rent	1036
0106014	579	579 THE SIGNALS WATTON	4 Adcock Road, Watton, Thetford	41	IP25 6NX	House	DET_S	3	Affordable Rent	1036
0106015	579	579 THE SIGNALS WATTON	6 Adcock Road, Watton, Thetford	42	IP25 6NX	House	TER_E	3	Affordable Rent	1036
0106016	579	579 THE SIGNALS WATTON	8 Adcock Road, Watton, Thetford	43	IP25 6NX	House	TER_M	3	Affordable Rent	1036
0106017	579	579 THE SIGNALS WATTON	11 Adcock Road, Watton, Thetford	34	IP25 6NX	House	DET	3	Affordable Rent	962
0106018	579	579 THE SIGNALS WATTON	2 Adcock Road, Watton, Thetford	40	IP25 6NX	House	DET	4	Affordable Rent	1140
0150002	595	595 Rookery Farm	27 Virginia Drive, Haywards Heath	27	RH16 4XW	House	TER_M	2	Affordable Rent	839
0150003	595	595 Rookery Farm	29 Virginia Drive, Haywards Heath	28	RH16 4XW	House	TER_M	2	Affordable Rent	839
0150004	595	595 Rookery Farm	31 Virginia Drive, Haywards Heath	29	RH16 4XW	House	TER_E	2	Affordable Rent	839
0150005	595	595 Rookery Farm	33 Virginia Drive, Haywards Heath	30	RH16 4XW	House	TER_E	2	Affordable Rent	839
0150006	595	595 Rookery Farm	35 Virginia Drive, Haywards Heath	31	RH16 4XW	House	TER_M	2	Affordable Rent	839
0150007	595	595 Rookery Farm	37 Virginia Drive, Haywards Heath	32	RH16 4XW	House	TER_M	2	Affordable Rent	839
0150073	595	595 Rookery Farm	22 Virginia Drive, Haywards Heath	280	RH16 4XY	Flat		1	Affordable Rent	538
0150074	595	595 Rookery Farm	24 Virginia Drive, Haywards Heath	281	RH16 4XY	Flat		1	Affordable Rent	538
0150075	595	595 Rookery Farm	20 Virginia Drive, Haywards Heath	282	RH16 4XY	Flat		1	Affordable Rent	538
0150076	595	595 Rookery Farm	28 Virginia Drive, Haywards Heath	283	RH16 4XY	Flat		1	Affordable Rent	484
0150077	595	595 Rookery Farm	30 Virginia Drive, Haywards Heath	284	RH16 4XY	Flat		1	Affordable Rent	484
0150078	595	595 Rookery Farm	26 Virginia Drive, Haywards Heath	285	RH16 4XY	Flat		1	Affordable Rent	484
0150079	595	595 Rookery Farm	34 Virginia Drive, Haywards Heath	286	RH16 4XY	Flat		2	Affordable Rent	613
0150080	595	595 Rookery Farm	36 Virginia Drive, Haywards Heath	287	RH16 4XY	Flat		2	Affordable Rent	613
0150081	595	595 Rookery Farm	32 Virginia Drive, Haywards Heath	288	RH16 4XY	Flat		2	Affordable Rent	613
0150082	595	595 Rookery Farm	18 Virginia Drive, Haywards Heath	289	RH16 4XY	Flat	DET_S	2	Affordable Rent	732
0150083	595	595 Rookery Farm	10 Alma Copse, Haywards Heath	300	RH16 4ZH	Flat		2	Affordable Rent	732
0150084	595	595 Rookery Farm	9 Alma Copse, Haywards Heath	301	RH16 4ZH	Flat		2	Affordable Rent	732
0150086	595	595 Rookery Farm	8 Alma Copse, Haywards Heath	303	RH16 4ZH	House	DET_S	3	Affordable Rent	958
0150087	595	595 Rookery Farm	14 Alma Copse, Haywards Heath	304	RH16 4ZH	House	DET_S	2	Affordable Rent	839
0150088	595	595 Rookery Farm	15 Alma Copse, Haywards Heath	305	RH16 4ZH	House	DET_S	3	Affordable Rent	958
0150089	595	595 Rookery Farm	13 Alma Copse, Haywards Heath	306	RH16 4ZH	House	TER_E	2	Affordable Rent	839
0150090	595	595 Rookery Farm	12 Alma Copse, Haywards Heath	307	RH16 4ZH	House	TER_M	2	Affordable Rent	839
0150091	595	595 Rookery Farm	11 Alma Copse, Haywards Heath	308	RH16 4ZH	House	TER_E	2	Affordable Rent	839
0145019	611	611 Frenze Hall Lane	3 Nightjar Close, Norfolk	10	IP22 4UP	House	TER_M	2	Affordable Rent	764
0145020	611	611 Frenze Hall Lane	5 Nightjar Close, Norfolk	11	IP22 4UP	House	TER_M	2	Affordable Rent	764
0145021	611	611 Frenze Hall Lane	6 Nightjar Close, Norfolk	14	IP22 4UP	House	TER_M	2	Affordable Rent	764
0145022	611	611 Frenze Hall Lane	4 Nightjar Close, Norfolk	15	IP22 4UP	House	TER_M	2	Affordable Rent	764
0145023	611	611 Frenze Hall Lane	2 Nightjar Close, Norfolk	16	IP22 4UP	House	TER_E	2	Affordable Rent	764
0145024	611	611 Frenze Hall Lane	9 Bunting Drive , Norfolk	39	IP22 4UH	House	DET_S	2	Affordable Rent	764
0145025	611	611 Frenze Hall Lane	11 Bunting Drive , Norfolk	40	IP22 4UH	House	DET_S	2	Affordable Rent	764
0145027	611	611 Frenze Hall Lane	8 Partridge Rise, Norfolk	110	IP22 4UQ	House	TER_M	2	Affordable Rent	764

savills

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0145028	611	611 Frenze Hall Lane	10 Partridge Rise, Norfolk	111	IP22 4UQ	House	TER_E	2	Affordable Rent	764
0145029	611	611 Frenze Hall Lane	43 Harrier Way, Norfolk	127	IP22 4UL	House	TER_E	2	Affordable Rent	764
0145030	611	611 Frenze Hall Lane	41 Harrier Way, Norfolk	128	IP22 4UL	House	TER_M	2	Affordable Rent	764
0145031	611	611 Frenze Hall Lane	39 Harrier Way, Norfolk	129	IP22 4UL	House	TER_E	2	Affordable Rent	764
0145032	611	611 Frenze Hall Lane	5 Bunting Drive , Norfolk	37	IP22 4UH	House	TER_M	3	Affordable Rent	883
0145033	611	611 Frenze Hall Lane	7 Bunting Drive , Norfolk	38	IP22 4UH	House	TER_E	3	Affordable Rent	883
0145034	611	611 Frenze Hall Lane	10 Cormorant Close, Norfolk	52	IP22 4UJ	House	DET_S	3	Affordable Rent	883
0145035	611	611 Frenze Hall Lane	8 Cormorant Close, Norfolk	53	IP22 4UJ	House	DET_S	3	Affordable Rent	883
0145036	611	611 Frenze Hall Lane	6 Cormorant Close, Norfolk	54	IP22 4UJ	House	TER_E	3	Affordable Rent	883
0145037	611	611 Frenze Hall Lane	4 Cormorant Close, Norfolk	55	IP22 4UJ	House	TER_M	3	Affordable Rent	883
0145038	611	611 Frenze Hall Lane	1 Nightjar Close, Norfolk	9	IP22 4UP	House	TER_E	4	Affordable Rent	1388
0145001	611	611 Frenze Hall Lane	7 Nightjar Close, Norfolk	12	IP22 4UP	House	TER_E	1	Affordable Rent	490
0145002	611	611 Frenze Hall Lane	8 Nightjar Close, Norfolk	13	IP22 4UP	House	TER_E	1	Affordable Rent	490
0145003	611	611 Frenze Hall Lane	1 Bunting Drive, Norfolk	35	IP22 4UH	House	TER_E	1	Affordable Rent	548
0145004	611	611 Frenze Hall Lane	3 Bunting Drive , Norfolk	36	IP22 4UH	House	TER_M	1	Affordable Rent	548
0145005	611	611 Frenze Hall Lane	30 Harrier Way, Norfolk	43	IP22 4UL	House	TER_E	1	Affordable Rent	548
0145006	611	611 Frenze Hall Lane	28 Harrier Way, Norfolk	44	IP22 4UL	House	TER_M	1	Affordable Rent	548
0145007	611	611 Frenze Hall Lane	26 Harrier Way, Norfolk	45	IP22 4UL	House	TER_M	1	Affordable Rent	548
0145008	611	611 Frenze Hall Lane	24 Harrier Way, Norfolk	46	IP22 4UL	House	DET_S	1	Affordable Rent	548
0145009	611	611 Frenze Hall Lane	22 Harrier Way, Norfolk	47	IP22 4UL	House	DET_S	1	Affordable Rent	548
0145010	611	611 Frenze Hall Lane	2 Cormorant Close, Norfolk	56	IP22 4UJ	House	TER_E	1	Affordable Rent	548
0145011	611	611 Frenze Hall Lane	1 Pheasant Drive , Norfolk	58	IP22 4US	House	TER_E	1	Affordable Rent	548
0145012	611	611 Frenze Hall Lane	3 Pheasant Drive , Norfolk	59	IP22 4US	House	TER_M	1	Affordable Rent	548
0145013	611	611 Frenze Hall Lane	4 Partridge Rise, Norfolk	108	IP22 4UQ	House	TER_E	1	Affordable Rent	548
0145014	611	611 Frenze Hall Lane	6 Partridge Rise, Norfolk	109	IP22 4UQ	House	TER_M	1	Affordable Rent	548
0145015	611	611 Frenze Hall Lane	51 Harrier Way, Norfolk	123	IP22 4UL	House	TER_E	1	Affordable Rent	548
0145016	611	611 Frenze Hall Lane	49 Harrier Way, Norfolk	124	IP22 4UL	House	TER_M	1	Affordable Rent	548
0145017	611	611 Frenze Hall Lane	47 Harrier Way, Norfolk	125	IP22 4UL	House	TER_M	1	Affordable Rent	548
0145018	611	611 Frenze Hall Lane	45 Harrier Way, Norfolk	126	IP22 4UL	House	TER_E	1	Affordable Rent	548
0042001	617	617 Land Elsenham Esse	8 Marcham Row , Elsenham	163	CM22 6YE	Flat		1	Affordable Rent	434
0042002	617	617 Land Elsenham Esse	2 Southfield Close, Elsenham	164	CM22 6YF	Flat		1	Affordable Rent	519
0042003	617	617 Land Elsenham Esse	4 Southfield Close, Elsenham	165	CM22 6YF	House	DET_S	2	Affordable Rent	750
0042004	617	617 Land Elsenham Esse	6 Southfield Close, Elsenham	166	CM22 6YF	House	DET_S	3	Affordable Rent	926
0042007	617	617 Land Elsenham Esse	12 Southfield Close, Elsenham	169	CM22 6YF	House	DET_S	2	Affordable Rent	656
0042008	617	617 Land Elsenham Esse	14 Southfield Close, Elsenham	170	CM22 6YF	House	DET_S	2	Affordable Rent	656
0043001	624	624 Hamilton Gardens	23 Hayton Road, Hamilton	158	LE5 1GS	House	TER_E	3	Affordable Rent	948
0043002	624	624 Hamilton Gardens	21 Hayton Road, Hamilton	159	LE5 1GS	House	TER_M	3	Affordable Rent	948
0043003	624	624 Hamilton Gardens	19 Hayton Road, Hamilton	160	LE5 1GS	House	TER_M	3	Affordable Rent	948
0043004	624	624 Hamilton Gardens	17 Hayton Road, Hamilton	161	LE5 1GS	House	TER_E	3	Affordable Rent	948
0043005	624	624 Hamilton Gardens	15 Hayton Road, Hamilton	162	LE5 1GS	House	TER_E	3	Affordable Rent	948
0043006	624	624 Hamilton Gardens	13 Hayton Road, Hamilton	163	LE5 1GS	House	TER_M	3	Affordable Rent	948
0043007	624	624 Hamilton Gardens	11 Hayton Road, Hamilton	164	LE5 1GS	House	TER_M	3	Affordable Rent	948
0043008	624	624 Hamilton Gardens	9 Hayton Road, Hamilton	165	LE5 1GS	House	TER_E	3	Affordable Rent	948
0043009	624	624 Hamilton Gardens	18 Hayton Road, Hamilton	370	LE5 1GS	House	TER_E	4	Affordable Rent	1324
0043010	624	624 Hamilton Gardens	16 Hayton Road, Hamilton	371	LE5 1GS	House	TER_M	4	Affordable Rent	1324
0043011	624	624 Hamilton Gardens	14 Hayton Road, Hamilton	372	LE5 1GS	House	TER_M	4	Affordable Rent	1324
0043012	624	624 Hamilton Gardens	12 Hayton Road, Hamilton	373	LE5 1GS	House	TER_M	4	Affordable Rent	1324
0043013	624	624 Hamilton Gardens	10 Hayton Road, Hamilton	374	LE5 1GS	House	TER_E	4	Affordable Rent	1324
0043014	624	624 Hamilton Gardens	8 Hayton Road, Hamilton	375	LE5 1GS	House	DET_S	2	Affordable Rent	872
0043015	624	624 Hamilton Gardens	6 Hayton Road, Hamilton	376	LE5 1GS	House	DET_S	2	Affordable Rent	872
0124001	630	630 Hackwood Farm	16 Marjoram Grove, Mickleover	371	DE3 0FY	House	TER_M	3	Social Rent	784
0124002	630	630 Hackwood Farm	19 Tarragon Close, Mickleover	389	DE3 0GL	House	TER_M	3	Social Rent	776
0124011	630	630 Hackwood Farm	11 Marjoram Grove, Mickleover	367	DE3 0FY	House	DET_S	4	Social Rent	1004
0124012	630	630 Hackwood Farm	15 Marjoram Grove, Mickleover	368	DE3 0FY	House	DET_S	4	Social Rent	1004
0124015	630	630 Hackwood Farm	14 Marjoram Grove, Mickleover	372	DE3 0FY	House	TER_E	2	Affordable Rent	680
0124016	630	630 Hackwood Farm	5 Marjoram Grove, Mickleover	364	DE3 0FY	House	TER_M	2	Affordable Rent	782
0124017	630	630 Hackwood Farm	7 Marjoram Grove, Mickleover	365	DE3 0FY	House	TER_M	2	Affordable Rent	782
0124018	630	630 Hackwood Farm	21 Tarragon Close, Mickleover	390	DE3 0GL	House	TER_E	2	Affordable Rent	680
0124019	630	630 Hackwood Farm	3 Marjoram Grove, Mickleover	363	DE3 0FY	House	TER_E	2	Affordable Rent	782
0124020	630	630 Hackwood Farm	9 Marjoram Grove, Mickleover	366	DE3 0FY	House	TER_E	2	Affordable Rent	779
0124022	630	630 Hackwood Farm	18 Marjoram Grove, Mickleover	370	DE3 0FY	House	TER_M	2	Affordable Rent	680
0124023	630	630 Hackwood Farm	20 Marjoram Grove, Mickleover	369	DE3 0FY	House	TER_E	2	Affordable Rent	680
0060005	647	647 MILLERSFIELD SPROSTON PHAS	19 Bourges Court , Norwich	322	NR7 8GH	Flat		1	Affordable Rent	548
0060006	647	647 MILLERSFIELD SPROSTON PHAS	20 Bourges Court , Norwich	323	NR7 8GH	Flat		1	Affordable Rent	548
0060007	647	647 MILLERSFIELD SPROSTON PHAS	21 Bourges Court , Norwich	324	NR7 8GH	Flat		1	Affordable Rent	548
0060008	647	647 MILLERSFIELD SPROSTON PHAS	22 Bourges Court , Norwich	325	NR7 8GH	Flat		1	Affordable Rent	548
0060009	647	647 MILLERSFIELD SPROSTON PHAS	23 Bourges Court , Norwich	326	NR7 8GH	Flat		1	Affordable Rent	548
0060010	647	647 MILLERSFIELD SPROSTON PHAS	24 Bourges Court , Norwich	327	NR7 8GH	Flat		1	Affordable Rent	548
0060011	647	647 MILLERSFIELD SPROSTON PHAS	74 Bolton Road , Norwich	303	NR7 8GG	House	DET_S	2	Affordable Rent	750
0060012	647	647 MILLERSFIELD SPROSTON PHAS	76 Bolton Road , Norwich	304	NR7 8GG	House	DET_S	2	Affordable Rent	750
0060013	647	647 MILLERSFIELD SPROSTON PHAS	78 Bolton Road , Norwich	305	NR7 8GG	House	DET_S	3	Affordable Rent	951
0060014	647	647 MILLERSFIELD SPROSTON PHAS	80 Bolton Road , Norwich	306	NR7 8GG	House	DET_S	3	Affordable Rent	951
0060015	647	647 MILLERSFIELD SPROSTON PHAS	82 Bolton Road , Norwich	307	NR7 8GG	House	TER_E	3	Affordable Rent	951
0060016	647	647 MILLERSFIELD SPROSTON PHAS	84 Bolton Road , Norwich	308	NR7 8GG	House	TER_M	2	Affordable Rent	750
0060017	647	647 MILLERSFIELD SPROSTON PHAS	86 Bolton Road , Norwich	309	NR7 8GG	House	TER_M	2	Affordable Rent	750
0060018	647	647 MILLERSFIELD SPROSTON PHAS	88 Bolton Road , Norwich	310	NR7 8GG	House	TER_M	2	Affordable Rent	750
0060019	647	647 MILLERSFIELD SPROSTON PHAS	90 Bolton Road , Norwich	311	NR7 8GG	House	TER_M	2	Affordable Rent	750
0060020	647	647 MILLERSFIELD SPROSTON PHAS	92 Bolton Road , Norwich	312	NR7 8GG	House	TER_E	3	Affordable Rent	951

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0060021	647	647 MILLERSFIELD SPROSTON PHAS	34 Bolton Road , Norwich	363	NR7 8GG	House	DET	4	Affordable Rent	1200
0060022	647	647 MILLERSFIELD SPROSTON PHAS	38 Bolton Road , Norwich	364	NR7 8GG	Flat		1	Affordable Rent	548
0060023	647	647 MILLERSFIELD SPROSTON PHAS	36 Bolton Road , Norwich	365	NR7 8GG	Flat		1	Affordable Rent	548
0060024	647	647 MILLERSFIELD SPROSTON PHAS	42 Bolton Road , Norwich	366	NR7 8GG	Flat		1	Affordable Rent	548
0060025	647	647 MILLERSFIELD SPROSTON PHAS	40 Bolton Road , Norwich	367	NR7 8GG	Flat		1	Affordable Rent	548
0060026	647	647 MILLERSFIELD SPROSTON PHAS	46 Bolton Road , Norwich	368	NR7 8GG	Flat		1	Affordable Rent	548
0060027	647	647 MILLERSFIELD SPROSTON PHAS	44 Bolton Road , Norwich	369	NR7 8GG	Flat		1	Affordable Rent	548
0060028	647	647 MILLERSFIELD SPROSTON PHAS	50 Bolton Road , Norwich	370	NR7 8GG	Flat		1	Affordable Rent	548
0060029	647	647 MILLERSFIELD SPROSTON PHAS	48 Bolton Road , Norwich	371	NR7 8GG	Flat		1	Affordable Rent	548
0060030	647	647 MILLERSFIELD SPROSTON PHAS	54 Bolton Road , Norwich	372	NR7 8GG	Flat		1	Affordable Rent	548
0060031	647	647 MILLERSFIELD SPROSTON PHAS	52 Bolton Road , Norwich	373	NR7 8GG	Flat		1	Affordable Rent	548
0060032	647	647 MILLERSFIELD SPROSTON PHAS	58 Bolton Road , Norwich	374	NR7 8GG	Flat		1	Affordable Rent	548
0060033	647	647 MILLERSFIELD SPROSTON PHAS	56 Bolton Road , Norwich	375	NR7 8GG	Flat		1	Affordable Rent	548
0060034	647	647 MILLERSFIELD SPROSTON PHAS	9 Bobolink Row, Norwich	383	NR7 8GJ	House	TER_E	3	Affordable Rent	951
0060035	647	647 MILLERSFIELD SPROSTON PHAS	7 Bobolink Row, Norwich	384	NR7 8GJ	House	TER_M	3	Affordable Rent	951
0109005	652	652 ASHFORD ROAD SELLINDGE K	6 Odette Close, Ashford	46	TN25 6BF	House	TER_E	2	Affordable Rent	805
0109006	652	652 ASHFORD ROAD SELLINDGE K	1 Odette Close, Ashford	47	TN25 6BF	House	DET_S	2	Affordable Rent	805
0109007	652	652 ASHFORD ROAD SELLINDGE K	3 Odette Close, Ashford	48	TN25 6BF	House	DET_S	2	Affordable Rent	805
0109008	652	652 ASHFORD ROAD SELLINDGE K	5 Odette Close, Ashford	49	TN25 6BF	Flat		1	Affordable Rent	505
0109009	652	652 ASHFORD ROAD SELLINDGE K	7 Odette Close, Ashford	50	TN25 6BF	Flat		1	Affordable Rent	620
0030001	665	665 Grafton Quarter	Flat 1, Lucas House, 1 Watteau Square, Croydon	3.0.1	CR0 3BY	Flat		3	Affordable Rent	1024
0030002	665	665 Grafton Quarter	Flat 2, Lucas House, 1 Watteau Square, Croydon	3.0.2	CR0 3BY	Flat		3	Affordable Rent	1024
0030003	665	665 Grafton Quarter	Flat 3, Lucas House, 1 Watteau Square, Croydon	3.0.3	CR0 3BY	Flat		3	Affordable Rent	1024
0030004	665	665 Grafton Quarter	Flat 4, Lucas House, 1 Watteau Square, Croydon	3.0.4	CR0 3BY	Flat		3	Affordable Rent	1024
0030006	665	665 Grafton Quarter	Flat 4, Chadwick House, 2 Watteau Square, Croydon	4.0.4	CR0 3BZ	Flat		3	Affordable Rent	1135
0217048	666	Warwick Road| Kibworth	24 Wagtail Avenue, Kibworth Beauchamp	125	LE8 0XN	House	DET_S	2	Affordable Rent	750
0217049	666	Warwick Road| Kibworth	26 Wagtail Avenue, Kibworth Beauchamp	126	LE8 0XN	House	DET_S	2	Affordable Rent	750
0217050	666	Warwick Road| Kibworth	28 Wagtail Avenue, Kibworth Beauchamp	127	LE8 0XN	House	DET_S	4	Affordable Rent	1104
0217051	666	Warwick Road| Kibworth	30 Wagtail Avenue, Kibworth Beauchamp	128	LE8 0XN	House	DET_S	4	Affordable Rent	1104
0217052	666	Warwick Road| Kibworth	32 Wagtail Avenue, Kibworth Beauchamp	129	LE8 0XN	House	DET_S	2	Affordable Rent	750
0217053	666	Warwick Road| Kibworth	34 Wagtail Avenue, Kibworth Beauchamp	130	LE8 0XN	House	DET_S	2	Affordable Rent	750
0049022	670	670 Chellaston Phase 2	15 Richmond Lane, Chellaston	304	DE73 6AE	House	TER_E	3	Affordable Rent	911
0049023	670	670 Chellaston Phase 2	11 Richmond Lane, Chellaston	305	DE73 6AE	House	TER_M	3	Affordable Rent	911
0049024	670	670 Chellaston Phase 2	9 Richmond Lane, Chellaston	306	DE73 6AE	House	TER_E	3	Affordable Rent	911
0049001	670	670 Chellaston Phase 2	4 Elsdon Close, Chellaston	273	DE73 6AF	House	TER_E	2	Social Rent	700
0049002	670	670 Chellaston Phase 2	6 Elsdon Close, Chellaston	274	DE73 6AF	House	TER_M	2	Social Rent	700
0049003	670	670 Chellaston Phase 2	8 Elsdon Close, Chellaston	275	DE73 6AF	House	TER_M	2	Social Rent	700
0049004	670	670 Chellaston Phase 2	10 Elsdon Close, Chellaston	276	DE73 6AF	House	TER_M	2	Social Rent	700
0049005	670	670 Chellaston Phase 2	12 Elsdon Close, Chellaston	277	DE73 6AF	House	TER_E	2	Social Rent	700
0049014	670	670 Chellaston Phase 2	12 Richmond Lane, Chellaston	290	DE73 6AE	House	TER_E	2	Social Rent	700
0049015	670	670 Chellaston Phase 2	14 Richmond Lane, Chellaston	291	DE73 6AE	House	TER_M	2	Social Rent	700
0049016	670	670 Chellaston Phase 2	16 Richmond Lane, Chellaston	292	DE73 6AE	House	TER_M	2	Social Rent	700
0049017	670	670 Chellaston Phase 2	18 Richmond Lane, Chellaston	293	DE73 6AE	House	TER_M	2	Social Rent	700
0049018	670	670 Chellaston Phase 2	20 Richmond Lane, Chellaston	294	DE73 6AE	House	TER_E	2	Social Rent	700
0049019	670	670 Chellaston Phase 2	21 Richmond Lane, Chellaston	301	DE73 6AE	House	TER_E	2	Social Rent	700
0049020	670	670 Chellaston Phase 2	19 Richmond Lane, Chellaston	302	DE73 6AE	House	TER_M	2	Social Rent	700
0049021	670	670 Chellaston Phase 2	17 Richmond Lane, Chellaston	303	DE73 6AE	House	TER_E	2	Social Rent	700
0049025	670	670 Chellaston Phase 2	7 Richmond Lane, Chellaston	307	DE73 6AE	House	TER_E	2	Social Rent	700
0049026	670	670 Chellaston Phase 2	5 Richmond Lane, Chellaston	308	DE73 6AE	House	TER_M	2	Social Rent	700
0049027	670	670 Chellaston Phase 2	3 Richmond Lane, Chellaston	309	DE73 6AE	House	TER_M	2	Social Rent	700
0049028	670	670 Chellaston Phase 2	1 Richmond Lane, Chellaston	310	DE73 6AE	House	TER_E	2	Social Rent	700
0049029	670	670 Chellaston Phase 2	8 Barnwell Way, Chellaston	355	DE73 6AH	House	TER_E	2	Social Rent	700
0049030	670	670 Chellaston Phase 2	10 Barnwell Way, Chellaston	356	DE73 6AH	House	TER_M	2	Social Rent	700
0049031	670	670 Chellaston Phase 2	12 Barnwell Way, Chellaston	357	DE73 6AH	House	TER_M	2	Social Rent	700
0044001	675	675 Chellaston Phase 1	5 Kingsgate Road, Chellaston	19	DE73 6WY	Flat		2	Social Rent	652
0044002	675	675 Chellaston Phase 1	1 Kingsgate Road, Chellaston	20	DE73 6WY	Flat		2	Social Rent	634
0044003	675	675 Chellaston Phase 1	3 Kingsgate Road, Chellaston	21	DE73 6WY	Flat		2	Social Rent	652
0044004	675	675 Chellaston Phase 1	11 Kingsgate Road, Chellaston	22	DE73 6WY	Flat		2	Social Rent	652
0044005	675	675 Chellaston Phase 1	7 Kingsgate Road, Chellaston	23	DE73 6WY	Flat		2	Social Rent	634
0044006	675	675 Chellaston Phase 1	9 Kingsgate Road, Chellaston	24	DE73 6WY	Flat		2	Social Rent	652
0044007	675	675 Chellaston Phase 1	19 Kingsgate Road, Chellaston	25	DE73 6WY	Flat		2	Social Rent	652
0044008	675	675 Chellaston Phase 1	15 Kingsgate Road, Chellaston	26	DE73 6WY	Flat		2	Social Rent	634
0044009	675	675 Chellaston Phase 1	17 Kingsgate Road, Chellaston	27	DE73 6WY	Flat		2	Social Rent	652
0044010	675	675 Chellaston Phase 1	21 Kingsgate Road, Chellaston	28	DE73 6WY	Flat		2	Social Rent	752
0110003	683	683 MILLERSFIELD SPROSTON PHAS	1 Nightjar Way, Norwich	178	NR7 8GY	House	TER_E	1	Affordable Rent	600
0110004	683	683 MILLERSFIELD SPROSTON PHAS	2 Nightjar Way, Norwich	179	NR7 8GY	House	TER_M	1	Affordable Rent	600
0110005	683	683 MILLERSFIELD SPROSTON PHAS	3 Nightjar Way, Norwich	180	NR7 8GY	House	TER_E	1	Affordable Rent	600
0110001	683	683 MILLERSFIELD SPROSTON PHAS	57 Overstrand Way, Norwich	173	NR7 8FZ	House	DET_S	2	Affordable Rent	762
0110002	683	683 MILLERSFIELD SPROSTON PHAS	59 Overstrand Way, Norwich	174	NR7 8FZ	House	DET_S	2	Affordable Rent	762
0110010	683	683 MILLERSFIELD SPROSTON PHAS	10 Partridge Close, Norwich	191	NR7 8GW	House	DET_S	3	Affordable Rent	951
0110011	683	683 MILLERSFIELD SPROSTON PHAS	11 Partridge Close, Norwich	192	NR7 8GW	House	DET_S	3	Affordable Rent	951
0061001	685	685 Ram Gorse Harlow	9 Huntley Road, Harlow	24	CM20 2PR	House	DET_S	3	Affordable Rent	905
0061002	685	685 Ram Gorse Harlow	11 Huntley Road , Harlow	25	CM20 2PR	House	DET_S	3	Affordable Rent	905
0061009	685	685 Ram Gorse Harlow	3 Bracewell Place , Harlow	52	CM20 2SY	House	TER_E	3	Affordable Rent	905
0061010	685	685 Ram Gorse Harlow	4 Bracewell Place , Harlow	53	CM20 2SY	House	TER_E	2	Affordable Rent	799
0061011	685	685 Ram Gorse Harlow	5 Bracewell Place , Harlow	54	CM20 2SY	House	TER_M	2	Affordable Rent	799
0021001	689	689 Celsea Place	1 Agatha Christie Way, Wallingford	1	OX10 9RS	Flat		2	Affordable Rent	753
0021002	689	689 Celsea Place	3 Agatha Christie Way, Wallingford	2	OX10 9RS	Flat		2	Affordable Rent	753

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0021003	689	689 Celsea Place	5 Agatha Christie Way, Wallingford	3	OX10 9RS	Flat		1	Affordable Rent	538
0021004	689	689 Celsea Place	7 Agatha Christie Way, Wallingford	4	OX10 9RS	Flat		1	Affordable Rent	538
0021005	689	689 Celsea Place	9 Agatha Christie Way, Wallingford	5	OX10 9RS	House	DET_S	2	Affordable Rent	850
0021006	689	689 Celsea Place	11 Agatha Christie Way, Wallingford	6	OX10 9RS	House	DET_S	2	Affordable Rent	850
0021007	689	689 Celsea Place	15 Agatha Christie Way, Wallingford	7	OX10 9RS	House	DET_S	2	Affordable Rent	850
0021008	689	689 Celsea Place	17 Agatha Christie Way, Wallingford	8	OX10 9RS	House	DET_S	2	Affordable Rent	850
0021009	689	689 Celsea Place	19 Agatha Christie Way, Wallingford	9	OX10 9RS	House	DET_S	3	Affordable Rent	1011
0021010	689	689 Celsea Place	21 Agatha Christie Way, Wallingford	10	OX10 9RS	House	DET_S	3	Affordable Rent	1011
0021011	689	689 Celsea Place	23 Agatha Christie Way, Wallingford	11	OX10 9RS	House	DET_S	2	Affordable Rent	850
0021012	689	689 Celsea Place	25 Agatha Christie Way, Wallingford	12	OX10 9RS	House	DET_S	2	Affordable Rent	850
0021013	689	689 Celsea Place	27 Agatha Christie Way, Wallingford	13	OX10 9RS	House	DET_S	2	Affordable Rent	850
0021014	689	689 Celsea Place	29 Agatha Christie Way, Wallingford	14	OX10 9RS	House	DET_S	2	Affordable Rent	850
0021020	689	689 Celsea Place	6 Agatha Christie Way, Wallingford	41	OX10 9RS	House	DET_S	3	Affordable Rent	1011
0021021	689	689 Celsea Place	8 Agatha Christie Way, Wallingford	42	OX10 9RS	House	DET_S	3	Affordable Rent	1033
0021022	689	689 Celsea Place	18 Agatha Christie Way, Wallingford	47	OX10 9RS	House	TER_E	3	Affordable Rent	1151
0021023	689	689 Celsea Place	20 Agatha Christie Way, Wallingford	48	OX10 9RS	House	TER_M	3	Affordable Rent	1011
0021027	689	689 Celsea Place	19 Ashfield Way, Wallingford	71	OX10 9FU	House	TER_E	3	Affordable Rent	1011
0111002	706	706 LITTLE WALDEN ROADM SAFFRO	15 Whitehill Place, Uttlesford	2	CB10 2SD	Flat	DET	1	Affordable Rent	516
0111003	706	706 LITTLE WALDEN ROADM SAFFRO	5 Brook Row, Uttlesford	4	CB10 2GE	House	DET_S	2	Affordable Rent	760
0111004	706	706 LITTLE WALDEN ROADM SAFFRO	4 Brook Row, Uttlesford	5	CB10 2GE	House	DET_S	2	Affordable Rent	760
0111005	706	706 LITTLE WALDEN ROADM SAFFRO	18 Brook Row, Uttlesford	16	CB10 2GE	House	TER_E	2	Affordable Rent	760
0111006	706	706 LITTLE WALDEN ROADM SAFFRO	17 Lime Avenue, Uttlesford	17	CB10 2GE	House	TER_M	2	Affordable Rent	760
0111007	706	706 LITTLE WALDEN ROADM SAFFRO	16 Lime Avenue, Uttlesford	18	CB10 2GE	House	TER_E	2	Affordable Rent	760
0111008	706	706 LITTLE WALDEN ROADM SAFFRO	6 Brook Row, Uttlesford	3	CB10 2GE	House	DET_L	3	Affordable Rent	961
0141051	739	739 Cherry Tree Park	10 John Jobson Road, Shavington	125	CW2 5JD	House	TER_E	2	Affordable Rent	759
0141052	739	739 Cherry Tree Park	8 John Jobson Road, Shavington	126	CW2 5JD	House	TER_M	2	Affordable Rent	759
0141053	739	739 Cherry Tree Park	6 John Jobson Road, Shavington	127	CW2 5JD	House	TER_E	2	Affordable Rent	759
0113001	783	783 LAND ADJECENT TO NEW FOLLY	2 Bell Mead Heights, Bell Mead, Ingatestone	2	CM4 0FQ	Flat		1	Affordable Rent	515
0113002	783	783 LAND ADJECENT TO NEW FOLLY	4 Bell Mead Heights, Bell Mead, Ingatestone	4	CM4 0FQ	Flat		1	Affordable Rent	515
0113004	783	783 LAND ADJECENT TO NEW FOLLY	1 Bell Mead Heights, Bell Mead, Ingatestone	1	CM4 0FQ	Flat		2	Affordable Rent	694
0062001	788	788 Park Prewett Basingstoke	22 Condor Way, Basingstoke	12	RG24 9QX	Flat		2	Affordable Rent	541
0062002	788	788 Park Prewett Basingstoke	20 Condor Way, Basingstoke	13	RG24 9QX	Flat		2	Affordable Rent	541
0062003	788	788 Park Prewett Basingstoke	26 Condor Way, Basingstoke	14	RG24 9QX	Flat		2	Affordable Rent	541
0062004	788	788 Park Prewett Basingstoke	24 Condor Way, Basingstoke	15	RG24 9QX	Flat		2	Affordable Rent	541
0062005	788	788 Park Prewett Basingstoke	30 Condor Way, Basingstoke	16	RG24 9QX	Flat		2	Affordable Rent	541
0062006	788	788 Park Prewett Basingstoke	28 Condor Way, Basingstoke	17	RG24 9QX	Flat		2	Affordable Rent	541
0062007	788	788 Park Prewett Basingstoke	4 Blackmoor Drive , Basingstoke	10	RG24 9QY	House	DET_S	2	Affordable Rent	702
0062008	788	788 Park Prewett Basingstoke	2 Blackmoor Drive , Basingstoke	11	RG24 9QY	House	DET_S	3	Affordable Rent	787
0062009	788	788 Park Prewett Basingstoke	4 Condor Way, Basingstoke	18	RG24 9QX	Flat		1	Affordable Rent	449
0062010	788	788 Park Prewett Basingstoke	2 Condor Way, Basingstoke	19	RG24 9QX	Flat		1	Affordable Rent	457
0062011	788	788 Park Prewett Basingstoke	10 Condor Way, Basingstoke	21	RG24 9QX	Flat		1	Affordable Rent	449
0062012	788	788 Park Prewett Basingstoke	8 Condor Way, Basingstoke	22	RG24 9QX	Flat		1	Affordable Rent	457
0062013	788	788 Park Prewett Basingstoke	16 Condor Way, Basingstoke	24	RG24 9QX	Flat		1	Affordable Rent	449
0062014	788	788 Park Prewett Basingstoke	14 Condor Way, Basingstoke	25	RG24 9QX	Flat		1	Affordable Rent	457
0062015	788	788 Park Prewett Basingstoke	6 Condor Way, Basingstoke	20	RG24 9QX	Flat		2	Affordable Rent	562
0062016	788	788 Park Prewett Basingstoke	12 Condor Way, Basingstoke	23	RG24 9QX	Flat		2	Affordable Rent	562
0062017	788	788 Park Prewett Basingstoke	18 Condor Way, Basingstoke	26	RG24 9QX	Flat		2	Affordable Rent	562
0062018	788	788 Park Prewett Basingstoke	12 Dunwood Close, Basingstoke	27	RG24 9QS	House	TER_E	2	Affordable Rent	700
0062019	788	788 Park Prewett Basingstoke	10 Dunwood Close, Basingstoke	28	RG24 9QS	House	TER_M	2	Affordable Rent	700
0062020	788	788 Park Prewett Basingstoke	8 Dunwood Close, Basingstoke	29	RG24 9QS	House	TER_E	2	Affordable Rent	700
0062021	788	788 Park Prewett Basingstoke	6 Dunwood Close, Basingstoke	30	RG24 9QS	House	DET	2	Affordable Rent	700
0062022	788	788 Park Prewett Basingstoke	4 Dunwood Close, Basingstoke	31	RG24 9QS	House	DET	2	Affordable Rent	700
0148007	807	807 Woodford Garden Village Ph	15 Ringway Avenue, Stockport	247	SK7 1GE	Flat		1	Affordable Rent	540
0148008	807	807 Woodford Garden Village Ph	17 Ringway Avenue, Stockport	248	SK7 1GE	Flat		1	Affordable Rent	540
0148009	807	807 Woodford Garden Village Ph	19 Ringway Avenue, Stockport	249	SK7 1GE	Flat		1	Affordable Rent	540
0148010	807	807 Woodford Garden Village Ph	21 Ringway Avenue, Stockport	250	SK7 1GE	Flat		1	Affordable Rent	540
0148011	807	807 Woodford Garden Village Ph	23 Ringway Avenue, Stockport	251	SK7 1GE	Flat		1	Affordable Rent	540
0148012	807	807 Woodford Garden Village Ph	25 Ringway Avenue, Stockport	252	SK7 1GE	Flat		1	Affordable Rent	540
0117018	818	818 EYNSHAM OXFORDSHIRE	2 Saywell Crescent, Eynsham	5	OX29 4FX	House	DET_S	2	Affordable Rent	808
0117019	818	818 EYNSHAM OXFORDSHIRE	4 Saywell Crescent, Eynsham	6	OX29 4FX	House	DET_S	2	Affordable Rent	808
0117020	818	818 EYNSHAM OXFORDSHIRE	6 Saywell Crescent, Eynsham	7	OX29 4FX	House	TER_E	2	Affordable Rent	808
0117021	818	818 EYNSHAM OXFORDSHIRE	8 Saywell Crescent, Eynsham	8	OX29 4FX	House	TER_M	2	Affordable Rent	808
0117022	818	818 EYNSHAM OXFORDSHIRE	10 Saywell Crescent, Eynsham	9	OX29 4FX	House	TER_M	2	Affordable Rent	808
0117023	818	818 EYNSHAM OXFORDSHIRE	12 Saywell Crescent, Eynsham	10	OX29 4FX	House	TER_E	2	Affordable Rent	808
0117024	818	818 EYNSHAM OXFORDSHIRE	24 Saywell Crescent, Eynsham	16	OX29 4FX	House	TER_E	2	Affordable Rent	808
0117025	818	818 EYNSHAM OXFORDSHIRE	26 Saywell Crescent, Eynsham	17	OX29 4FX	House	TER_M	2	Affordable Rent	808
0117026	818	818 EYNSHAM OXFORDSHIRE	28 Saywell Crescent, Eynsham	18	OX29 4FX	House	TER_E	2	Affordable Rent	808
0117027	818	818 EYNSHAM OXFORDSHIRE	30 Saywell Crescent, Eynsham	19	OX29 4FX	House	TER_E	2	Affordable Rent	808
0117028	818	818 EYNSHAM OXFORDSHIRE	32 Saywell Crescent, Eynsham	20	OX29 4FX	House	TER_M	2	Affordable Rent	808
0117029	818	818 EYNSHAM OXFORDSHIRE	34 Saywell Crescent, Eynsham	21	OX29 4FX	House	TER_E	2	Affordable Rent	808
0117035	818	818 EYNSHAM OXFORDSHIRE	11 Saywell Crescent, Eynsham	138	OX29 4FX	House	TER_E	2	Affordable Rent	808
0117036	818	818 EYNSHAM OXFORDSHIRE	9 Saywell Crescent, Eynsham	139	OX29 4FX	House	TER_M	2	Affordable Rent	808
0117037	818	818 EYNSHAM OXFORDSHIRE	7 Saywell Crescent, Eynsham	140	OX29 4FX	House	TER_E	2	Affordable Rent	808
0117033	818	818 EYNSHAM OXFORDSHIRE	19 Blakeman Lane, Eynsham	128	OX29 4GD	House	TER_E	4	Affordable Rent	1099
0117052	818	818 EYNSHAM OXFORDSHIRE	22 Saywell Crescent, Eynsham	15	OX29 4FX	House	TER_E	3	Affordable Rent	910
0117070	818	818 EYNSHAM OXFORDSHIRE	5 Blakeman Lane, Eynsham	135	OX29 4GD	House	TER_M	3	Affordable Rent	910
0117071	818	818 EYNSHAM OXFORDSHIRE	3 Blakeman Lane, Eynsham	136	OX29 4GD	House	TER_M	3	Affordable Rent	910
0119007	833	833 POINTERS EAST CAISTER	32 Pascoe Drive, Ormesby, Great Yarmouth	34	NR29 3TL	House	TER_E	2	Affordable Rent	635

savills

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0119008	833	833 POINTERS EAST CAISTER	34 Pascoe Drive, Ormesby, Great Yarmouth	35	NR29 3TL	House	TER_M	2	Affordable Rent	635
0119009	833	833 POINTERS EAST CAISTER	36 Pascoe Drive, Ormesby, Great Yarmouth	36	NR29 3TL	House	TER_M	2	Affordable Rent	635
0119010	833	833 POINTERS EAST CAISTER	38 Pascoe Drive, Ormesby,Great Yarmouth	37	NR29 3TL	House	TER_E	2	Affordable Rent	635
0119011	833	833 POINTERS EAST CAISTER	3 Thurston Close, Ormesby,Great Yarmouth	187	NR29 3TG	House	TER_E	2	Affordable Rent	635
0119012	833	833 POINTERS EAST CAISTER	2 Thurston Close, Ormesby,Great Yarmouth	188	NR29 3TG	House	TER_M	2	Affordable Rent	635
0119013	833	833 POINTERS EAST CAISTER	1 Thurston Close, Ormesby,Great Yarmouth	189	NR29 3TG	House	TER_E	2	Affordable Rent	635
0119001	833	833 POINTERS EAST CAISTER	24 Whitby Road, Ormesby,Great Yarmouth	156	NR29 3TH	House	TER_E	1	Affordable Rent	549
0119002	833	833 POINTERS EAST CAISTER	22 Whitby Road, Ormesby, Great Yarmouth	157	NR29 3TH	House	TER_M	1	Affordable Rent	549
0119003	833	833 POINTERS EAST CAISTER	20 Whitby Road, Ormesby,Great Yarmouth	158	NR29 3TH	House	TER_E	1	Affordable Rent	549
0119004	833	833 POINTERS EAST CAISTER	10 Whitby Road, Ormesby, Great Yarmouth	163	NR29 3TH	House	TER_E	1	Affordable Rent	549
0119005	833	833 POINTERS EAST CAISTER	8 Whitby Road, Ormesby, Great Yarmouth	164	NR29 3TH	House	TER_M	1	Affordable Rent	549
0119006	833	833 POINTERS EAST CAISTER	6 Whitby Road, Ormesby, Great Yarmouth	165	NR29 3TH	House	TER_E	1	Affordable Rent	549
0146001	857	857 Duncan House High Street	101 Atelier Point, 32 Jupp Road West, London	1.01	E15 2EX	Flat		2	Affordable Rent	741
0146002	857	857 Duncan House High Street	102 Atelier Point, 32 Jupp Road West, London	1.02	E15 2EX	Flat		2	Affordable Rent	750
0146003	857	857 Duncan House High Street	103 Atelier Point, 32 Jupp Road West, London	1.03	E15 2EX	Flat		1	Affordable Rent	589
0146004	857	857 Duncan House High Street	201 Atelier Point, 32 Jupp Road West, London	2.01	E15 2EX	Flat		1	Affordable Rent	567
0146005	857	857 Duncan House High Street	202 Atelier Point, 32 Jupp Road West, London	2.02	E15 2EX	Flat		1	Affordable Rent	569
0146006	857	857 Duncan House High Street	203 Atelier Point, 32 Jupp Road West, London	2.03	E15 2EX	Flat		1	Affordable Rent	563
0146007	857	857 Duncan House High Street	204 Atelier Point, 32 Jupp Road West, London	2.04	E15 2EX	Flat		2	Affordable Rent	742
0146008	857	857 Duncan House High Street	205 Atelier Point, 32 Jupp Road West, London	2.05	E15 2EX	Flat		2	Affordable Rent	750
0146009	857	857 Duncan House High Street	206 Atelier Point, 32 Jupp Road West, London	2.06	E15 2EX	Flat		3	Affordable Rent	953
0146010	857	857 Duncan House High Street	207 Atelier Point, 32 Jupp Road West, London	2.07	E15 2EX	Flat		2	Affordable Rent	739
0146011	857	857 Duncan House High Street	208 Atelier Point, 32 Jupp Road West, London	2.08	E15 2EX	Flat		2	Affordable Rent	715
0120002	875	875 STEBBING GREAT DUNMOW	6 Mount Field , Stebbing, Dunmow	7	CM6 3XH	House	DET_S	2	Affordable Rent	835
0120003	875	875 STEBBING GREAT DUNMOW	8 Mount Field , Stebbing, Dunmow	8	CM6 3XH	House	DET_S	2	Affordable Rent	835
0120004	875	875 STEBBING GREAT DUNMOW	10 Mount Field , Stebbing, Dunmow	9	CM6 3XH	House	DET_S	2	Affordable Rent	835
0120005	875	875 STEBBING GREAT DUNMOW	12 Mount Field , Stebbing, Dunmow	10	CM6 3XH	House	DET_S	3	Affordable Rent	1023
0120006	875	875 STEBBING GREAT DUNMOW	14 Mount Field , Stebbing, Dunmow	11	CM6 3XH	House	DET_S	3	Affordable Rent	1023
0120007	875	875 STEBBING GREAT DUNMOW	16 Mount Field , Stebbing, Dunmow	12	CM6 3XH	House	DET_S	3	Affordable Rent	1023
0158008	888	888 Hen & Duckhurst Farm	27 Dawkins Drive, Staplehurst, Tonbridge	16	TN12 0FZ	Flat		2	Affordable Rent	643
0158010	888	888 Hen & Duckhurst Farm	12 Dawkins Drive, Staplehurst, Tonbridge	26	TN12 0FZ	Flat		2	Affordable Rent	643
0158016	888	888 Hen & Duckhurst Farm	24 Dawkins Drive, Staplehurst, Tonbridge	32	TN12 0FZ	Flat		2	Affordable Rent	643
0158022	888	888 Hen & Duckhurst Farm	31 Dawkins Drive, Staplehurst, Tonbridge	48	TN12 0FZ	Flat		2	Affordable Rent	643
0158091	888	888 Hen & Duckhurst Farm	2 Vickery Court, Staplehurst, Tonbridge	232	TN12 0GQ	Flat		2	Affordable Rent	643
0158099	888	888 Hen & Duckhurst Farm	10 Vickery Court, Staplehurst, Tonbridge	240	TN12 0GQ	Flat		2	Affordable Rent	643
0158003	888	888 Hen & Duckhurst Farm	17 Dawkins Drive, Staplehurst, Tonbridge	11	TN12 0FZ	House	TER_E	2	Affordable Rent	752
0158004	888	888 Hen & Duckhurst Farm	19 Dawkins Drive, Staplehurst, Tonbridge	12	TN12 0FZ	House	TER_M	2	Affordable Rent	752
0158005	888	888 Hen & Duckhurst Farm	21 Dawkins Drive, Staplehurst, Tonbridge	13	TN12 0FZ	House	TER_M	2	Affordable Rent	752
0158006	888	888 Hen & Duckhurst Farm	23 Dawkins Drive, Staplehurst, Tonbridge	14	TN12 0FZ	House	TER_M	2	Affordable Rent	752
0158007	888	888 Hen & Duckhurst Farm	25 Dawkins Drive, Staplehurst, Tonbridge	15	TN12 0FZ	Flat		1	Affordable Rent	455
0158009	888	888 Hen & Duckhurst Farm	10 Dawkins Drive, Staplehurst, Tonbridge	25	TN12 0FZ	Flat		1	Affordable Rent	455
0158015	888	888 Hen & Duckhurst Farm	22 Dawkins Drive, Staplehurst, Tonbridge	31	TN12 0FZ	Flat		1	Affordable Rent	455
0158021	888	888 Hen & Duckhurst Farm	29 Dawkins Drive, Staplehurst, Tonbridge	47	TN12 0FZ	Flat		1	Affordable Rent	455
0158070	888	888 Hen & Duckhurst Farm	14 Hegarty Way, Staplehurst, Tonbridge	211	TN12 0FY	Flat		1	Affordable Rent	490
0158071	888	888 Hen & Duckhurst Farm	12 Hegarty Way, Staplehurst, Tonbridge	212	TN12 0FY	Flat		1	Affordable Rent	490
0158072	888	888 Hen & Duckhurst Farm	Flat 9 Maybourne Place, Staplehurst, Staplehurst, Tonbridge	213	TN12 0GP	Flat		1	Affordable Rent	490
0158073	888	888 Hen & Duckhurst Farm	Flat 8 Maybourne Place, Staplehurst, Tonbridge	214	TN12 0GP	Flat		1	Affordable Rent	490
0158074	888	888 Hen & Duckhurst Farm	Flat 13 Maybourne Place, Staplehurst, Tonbridge	215	TN12 0GP	Flat		1	Affordable Rent	490
0158075	888	888 Hen & Duckhurst Farm	Flat 12 Maybourne Place, Staplehurst, Tonbridge	216	TN12 0GP	Flat		1	Affordable Rent	479
0158076	888	888 Hen & Duckhurst Farm	Flat 11 Maybourne Place, Staplehurst, Tonbridge	217	TN12 0GP	Flat		1	Affordable Rent	490
0158077	888	888 Hen & Duckhurst Farm	Flat 10 Maybourne Place, Staplehurst, Tonbridge	218	TN12 0GP	Flat		1	Affordable Rent	490
0158078	888	888 Hen & Duckhurst Farm	Flat 15 Maybourne Place, Staplehurst, Tonbridge	219	TN12 0GP	Flat		1	Affordable Rent	689
0158079	888	888 Hen & Duckhurst Farm	Flat 14 Maybourne Place, Staplehurst, Tonbridge	220	TN12 0GP	Flat		1	Affordable Rent	689
0158080	888	888 Hen & Duckhurst Farm	Flat 10 Hegarty Way, Staplehurst, Tonbridge	221	TN12 0FY	Flat		1	Affordable Rent	490
0158081	888	888 Hen & Duckhurst Farm	8 Hegarty Way, Staplehurst, Tonbridge	222	TN12 0FY	Flat		1	Affordable Rent	490
0158082	888	888 Hen & Duckhurst Farm	Flat 1 Maybourne Place, Staplehurst, Tonbridge	223	TN12 0GP	Flat		1	Affordable Rent	490
0158083	888	888 Hen & Duckhurst Farm	Flat 2 Maybourne Place, Staplehurst, Tonbridge	224	TN12 0GP	Flat		1	Affordable Rent	490
0158084	888	888 Hen & Duckhurst Farm	Flat 3 Maybourne Place, Staplehurst, Tonbridge	225	TN12 0GP	Flat		1	Affordable Rent	479
0158085	888	888 Hen & Duckhurst Farm	Flat 4 Maybourne Place, Staplehurst, Tonbridge	226	TN12 0GP	Flat		1	Affordable Rent	490
0158086	888	888 Hen & Duckhurst Farm	Flat 5 Maybourne Place, Staplehurst, Tonbridge	227	TN12 0GP	Flat		1	Affordable Rent	490
0158087	888	888 Hen & Duckhurst Farm	Flat 6 Maybourne Place, Staplehurst, Tonbridge	228	TN12 0GP	Flat		1	Affordable Rent	689
0158088	888	888 Hen & Duckhurst Farm	Flat 7 Maybourne Place, Staplehurst, Tonbridge	229	TN12 0GP	Flat		1	Affordable Rent	689
0158090	888	888 Hen & Duckhurst Farm	1 Vickery Court, Staplehurst, Tonbridge	231	TN12 0GQ	Flat		1	Affordable Rent	455
0158098	888	888 Hen & Duckhurst Farm	9 Vickery Court, Staplehurst, Tonbridge	239	TN12 0GQ	Flat		1	Affordable Rent	455
0122101	921	921 FORMER PONTINS HOLIDAY CAM	48 Ashworth Road, Lytham St. Annes	378	FY8 2FW	Flat		2	Social Rent	691
0122102	921	921 FORMER PONTINS HOLIDAY CAM	46 Ashworth Road, Lytham St. Annes	379	FY8 2FW	Flat		2	Social Rent	691
0122103	921	921 FORMER PONTINS HOLIDAY CAM	44 Ashworth Road, Lytham St. Annes	380	FY8 2FW	Flat		2	Social Rent	691
0122104	921	921 FORMER PONTINS HOLIDAY CAM	42 Ashworth Road, Lytham St. Annes	381	FY8 2FW	Flat		2	Social Rent	691
0122105	921	921 FORMER PONTINS HOLIDAY CAM	40 Ashworth Road, Lytham St. Annes	382	FY8 2FW	Flat		2	Social Rent	691
0122106	921	921 FORMER PONTINS HOLIDAY CAM	38 Ashworth Road, Lytham St. Annes	383	FY8 2FW	Flat		2	Social Rent	691
0122107	921	921 FORMER PONTINS HOLIDAY CAM	36 Ashworth Road, Lytham St. Annes	384	FY8 2FW	Flat		2	Social Rent	691
0122108	921	921 FORMER PONTINS HOLIDAY CAM	34 Ashworth Road, Lytham St. Annes	385	FY8 2FW	Flat		2	Social Rent	691
0122109	921	921 FORMER PONTINS HOLIDAY CAM	32 Ashworth Road, Lytham St. Annes	386	FY8 2FW	Flat		2	Social Rent	691
0122112	921	921 FORMER PONTINS HOLIDAY CAM	26 Ashworth Road, Lytham St. Annes	389	FY8 2FW	Flat		2	Social Rent	691
0122113	921	921 FORMER PONTINS HOLIDAY CAM	24 Ashworth Road, Lytham St. Annes	390	FY8 2FW	Flat		2	Social Rent	691
0122114	921	921 FORMER PONTINS HOLIDAY CAM	22 Ashworth Road, Lytham St. Annes	391	FY8 2FW	Flat		2	Social Rent	691
0122115	921	921 FORMER PONTINS HOLIDAY CAM	20 Ashworth Road, Lytham St. Annes	392	FY8 2FW	Flat		2	Social Rent	691
0122116	921	921 FORMER PONTINS HOLIDAY CAM	18 Ashworth Road, Lytham St. Annes	393	FY8 2FW	Flat		2	Social Rent	691

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0122117	921	921 FORMER PONTINS HOLIDAY CAM	16 Ashworth Road, Lytham St. Annes	394	FY8 2FW	Flat		2	Social Rent	691
0122118	921	921 FORMER PONTINS HOLIDAY CAM	14 Ashworth Road, Lytham St. Annes	395	FY8 2FW	Flat		2	Social Rent	691
0122119	921	921 FORMER PONTINS HOLIDAY CAM	12 Ashworth Road, Lytham St. Annes	396	FY8 2FW	Flat		2	Social Rent	691
0122120	921	921 FORMER PONTINS HOLIDAY CAM	10 Ashworth Road, Lytham St. Annes	397	FY8 2FW	Flat		2	Social Rent	691
0122121	921	921 FORMER PONTINS HOLIDAY CAM	62 Ashworth Road, Lytham St. Annes	408	FY8 2FW	Flat		2	Social Rent	691
0122122	921	921 FORMER PONTINS HOLIDAY CAM	64 Ashworth Road, Lytham St. Annes	409	FY8 2FW	Flat		2	Social Rent	691
0122123	921	921 FORMER PONTINS HOLIDAY CAM	66 Ashworth Road, Lytham St. Annes	410	FY8 2FW	Flat		2	Social Rent	691
0122124	921	921 FORMER PONTINS HOLIDAY CAM	68 Ashworth Road, Lytham St. Annes	411	FY8 2FW	Flat		2	Social Rent	691
0122125	921	921 FORMER PONTINS HOLIDAY CAM	70 Ashworth Road, Lytham St. Annes	412	FY8 2FW	Flat		2	Social Rent	691
0122126	921	921 FORMER PONTINS HOLIDAY CAM	72 Ashworth Road, Lytham St. Annes	413	FY8 2FW	Flat		2	Social Rent	691
0122127	921	921 FORMER PONTINS HOLIDAY CAM	74 Ashworth Road, Lytham St. Annes	414	FY8 2FW	Flat		2	Social Rent	691
0122128	921	921 FORMER PONTINS HOLIDAY CAM	76 Ashworth Road, Lytham St. Annes	415	FY8 2FW	Flat		2	Social Rent	691
0122129	921	921 FORMER PONTINS HOLIDAY CAM	78 Ashworth Road, Lytham St. Annes	416	FY8 2FW	Flat		2	Social Rent	691
0122096	921	921 FORMER PONTINS HOLIDAY CAM	6 Ashworth Road, Lytham St. Annes	372	FY8 2FW	House	TER_M	2	Social Rent	638
0122097	921	921 FORMER PONTINS HOLIDAY CAM	8 Ashworth Road, Lytham St. Annes	373	FY8 2FW	House	TER_E	2	Social Rent	638
0122098	921	921 FORMER PONTINS HOLIDAY CAM	50 Ashworth Road, Lytham St. Annes	374	FY8 2FW	House	TER_E	2	Social Rent	638
0122099	921	921 FORMER PONTINS HOLIDAY CAM	52 Ashworth Road, Lytham St. Annes	375	FY8 2FW	House	TER_M	2	Social Rent	638
0122092	921	921 FORMER PONTINS HOLIDAY CAM	5 Ashworth Road, Lytham St. Annes	367	FY8 2FU	House	TER_E	3	Social Rent	761
0122093	921	921 FORMER PONTINS HOLIDAY CAM	3 Ashworth Road, Lytham St. Annes	368	FY8 2FU	House	TER_M	3	Social Rent	761
0122094	921	921 FORMER PONTINS HOLIDAY CAM	1 Ashworth Road, Lytham St. Annes	369	FY8 2FU	House	TER_E	3	Social Rent	761
0122095	921	921 FORMER PONTINS HOLIDAY CAM	4 Ashworth Road, Lytham St. Annes	371	FY8 2FW	House	TER_E	3	Social Rent	761
0122100	921	921 FORMER PONTINS HOLIDAY CAM	54 Ashworth Road, Lytham St. Annes	376	FY8 2FW	House	TER_E	3	Social Rent	761
0122110	921	921 FORMER PONTINS HOLIDAY CAM	30 Ashworth Road, Lytham St. Annes	387	FY8 2FW	House	DET_S	3	Social Rent	1068
0122111	921	921 FORMER PONTINS HOLIDAY CAM	28 Ashworth Road, Lytham St. Annes	388	FY8 2FW	House	DET_S	3	Social Rent	1068
0191013	927	927 Aylesbury Village Phase 1	35 Teasel Street, Aylesbury	V3.7/14	HP22 7BU	Flat		2	Affordable Rent	584
0191014	927	927 Aylesbury Village Phase 1	37 Teasel Street, Aylesbury	V3.7/15	HP22 7BU	Flat		2	Affordable Rent	676
0191015	927	927 Aylesbury Village Phase 1	39 Teasel Street, Aylesbury	V3.7/16	HP22 7BU	Flat		2	Affordable Rent	584
0191016	927	927 Aylesbury Village Phase 1	41 Teasel Street, Aylesbury	V3.7/17	HP22 7BU	Flat		2	Affordable Rent	676
0191017	927	927 Aylesbury Village Phase 1	43 Teasel Street, Aylesbury	V3.7/18	HP22 7BU	Flat		2	Affordable Rent	584
0191018	927	927 Aylesbury Village Phase 1	45 Teasel Street, Aylesbury	V3.7/19	HP22 7BU	Flat		2	Affordable Rent	676
0191019	927	927 Aylesbury Village Phase 1	1 Coronet Road, Aylesbury	V3.7/20	HP22 7BY	Flat		2	Affordable Rent	704
0191028	927	927 Aylesbury Village Phase 1	2 Armstrongs Fields, Aylesbury	V3.7/60	HP22 7BR	Flat		2	Affordable Rent	704
0191029	927	927 Aylesbury Village Phase 1	32 Foxtail Close, Aylesbury	V3.7/61	HP22 7BT	Flat		2	Affordable Rent	676
0191030	927	927 Aylesbury Village Phase 1	34 Foxtail Close, Aylesbury	V3.7/62	HP22 7BT	Flat		2	Affordable Rent	584
0191031	927	927 Aylesbury Village Phase 1	36 Foxtail Close, Aylesbury	V3.7/63	HP22 7BT	Flat		2	Affordable Rent	676
0191032	927	927 Aylesbury Village Phase 1	38 Foxtail Close, Aylesbury	V3.7/64	HP22 7BT	Flat		2	Affordable Rent	584
0191033	927	927 Aylesbury Village Phase 1	40 Foxtail Close, Aylesbury	V3.7/65	HP22 7BT	Flat		2	Affordable Rent	676
0191034	927	927 Aylesbury Village Phase 1	42 Foxtail Close, Aylesbury	V3.7/66	HP22 7BT	Flat		2	Affordable Rent	584
0191035	927	927 Aylesbury Village Phase 1	22 Foxtail Close, Aylesbury	V3.7/67	HP22 7BT	Flat		2	Affordable Rent	584
0191036	927	927 Aylesbury Village Phase 1	20 Foxtail Close, Aylesbury	V3.7/68	HP22 7BT	Flat		2	Affordable Rent	676
0191037	927	927 Aylesbury Village Phase 1	26 Foxtail Close, Aylesbury	V3.7/69	HP22 7BT	Flat		2	Affordable Rent	584
0191038	927	927 Aylesbury Village Phase 1	24 Foxtail Close, Aylesbury	V3.7/70	HP22 7BT	Flat		2	Affordable Rent	676
0191039	927	927 Aylesbury Village Phase 1	30 Foxtail Close, Aylesbury	V3.7/71	HP22 7BT	Flat		2	Affordable Rent	584
0191040	927	927 Aylesbury Village Phase 1	28 Foxtail Close, Aylesbury	V3.7/72	HP22 7BT	Flat		2	Affordable Rent	676
0191041	927	927 Aylesbury Village Phase 1	18 Foxtail Close, Aylesbury	V3.7/73	HP22 7BT	Flat		2	Affordable Rent	704
0191042	927	927 Aylesbury Village Phase 1	10 Foxtail Close, Aylesbury	V3.7/77	HP22 7BT	House	DET_S	4	Affordable Rent	1151
0191043	927	927 Aylesbury Village Phase 1	8 Foxtail Close, Aylesbury	V3.7/78	HP22 7BT	House	DET_S	4	Affordable Rent	1151
0191020	927	927 Aylesbury Village Phase 1	3 Darter Street, Aylesbury	V3.7/24	HP22 7BW	House	TER_E	2	Affordable Rent	701
0191021	927	927 Aylesbury Village Phase 1	5 Darter Street, Aylesbury	V3.7/25	HP22 7BW	House	TER_E	2	Affordable Rent	701
0191022	927	927 Aylesbury Village Phase 1	7 Darter Street, Aylesbury	V3.7/26	HP22 7BW	House	TER_E	2	Affordable Rent	701
0191023	927	927 Aylesbury Village Phase 1	9 Darter Street, Aylesbury	V3.7/27	HP22 7BW	House	TER_E	2	Affordable Rent	701
0191024	927	927 Aylesbury Village Phase 1	10 Darter Street, Aylesbury	V3.7/37	HP22 7BW	House	TER_E	2	Affordable Rent	701
0191025	927	927 Aylesbury Village Phase 1	8 Darter Street, Aylesbury	V3.7/38	HP22 7BW	House	TER_E	2	Affordable Rent	701
0191026	927	927 Aylesbury Village Phase 1	6 Darter Street, Aylesbury	V3.7/39	HP22 7BW	House	TER_E	2	Affordable Rent	701
0191027	927	927 Aylesbury Village Phase 1	4 Darter Street, Aylesbury	V3.7/40	HP22 7BW	House	TER_E	2	Affordable Rent	701
0154019	940	940 Warwick Road Banbury	18 Walker Road , Banbury	297	OX16 1HE	Flat		1	Affordable Rent	556
0154021	940	940 Warwick Road Banbury	22 Walker Road , Banbury	299	OX16 1HE	Flat		1	Affordable Rent	544
0154009	940	940 Warwick Road Banbury	32 Walker Road , Banbury	273	OX16 1HE	House	DET_S	3	Affordable Rent	933
0154010	940	940 Warwick Road Banbury	44 Kingerlee Road , Banbury	274	OX16 1HF	House	DET_S	4	Affordable Rent	1083
0154014	940	940 Warwick Road Banbury	22 Kingerlee Road , Banbury	285	OX16 1HF	House	TER_M	4	Affordable Rent	1082
0154015	940	940 Warwick Road Banbury	20 Kingerlee Road , Banbury	286	OX16 1HF	House	TER_M	4	Affordable Rent	1082
0154016	940	940 Warwick Road Banbury	18 Kingerlee Road , Banbury	287	OX16 1HF	House	TER_E	3	Affordable Rent	933
0154017	940	940 Warwick Road Banbury	16 Kingerlee Road , Banbury	288	OX16 1HF	House	TER_E	3	Affordable Rent	933
0154018	940	940 Warwick Road Banbury	16 Walker Road , Banbury	296	OX16 1HE	Flat		2	Affordable Rent	779
0154020	940	940 Warwick Road Banbury	20 Walker Road , Banbury	298	OX16 1HE	Flat		2	Affordable Rent	779
0154022	940	940 Warwick Road Banbury	24 Walker Road , Banbury	300	OX16 1HE	House	DET_S	3	Affordable Rent	933
0154023	940	940 Warwick Road Banbury	26 Walker Road , Banbury	301	OX16 1HE	House	DET_S	3	Affordable Rent	933
0157003	942	942 Uxbridge Phase 3C	Flat 2, Percival House, 3 Kellet Street, Uxbridge	479	UB10 0YB	Flat		2	Affordable Rent	671
0157005	942	942 Uxbridge Phase 3C	Flat 4, Percival House, 3 Kellet Street, Uxbridge	481	UB10 0YB	Flat		1	Affordable Rent	689
0157006	942	942 Uxbridge Phase 3C	Flat 5, Percival House, 3 Kellet Street, Uxbridge	482	UB10 0YB	Flat		1	Affordable Rent	707
0157007	942	942 Uxbridge Phase 3C	Flat 6, Percival House, 3 Kellet Street, Uxbridge	483	UB10 0YB	Flat		2	Affordable Rent	750
0157010	942	942 Uxbridge Phase 3C	Flat 9, Percival House, 3 Kellet Street, Uxbridge	486	UB10 0YB	Flat		2	Affordable Rent	671
0157011	942	942 Uxbridge Phase 3C	Flat 10, Percival House, 3 Kellet Street, Uxbridge	487	UB10 0YB	Flat		2	Affordable Rent	692
0156001	972	972 Thame Thame Park Road	21 Henry Blyth Gardens, Thame	161	OX9 3EY	House	DET_S	2	Affordable Rent	809
0156002	972	972 Thame Thame Park Road	19 Henry Blyth Gardens, Thame	162	OX9 3EY	House	DET_S	2	Affordable Rent	809
0156003	972	972 Thame Thame Park Road	17 Henry Blyth Gardens, Thame	163	OX9 3EY	House	DET_S	2	Affordable Rent	809
0156004	972	972 Thame Thame Park Road	15 Henry Blyth Gardens, Thame	164	OX9 3EY	House	DET_S	2	Affordable Rent	809
0156005	972	972 Thame Thame Park Road	9 Henry Blyth Gardens, Thame	169	OX9 3EY	House	DET_S	2	Affordable Rent	809

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0156006	972	972 Thame Thame Park Road	6 Henry Blyth Gardens, Thame	171	OX9 3EY	House	TER_E	3	Affordable Rent	925
0156007	972	972 Thame Thame Park Road	4 Henry Blyth Gardens, Thame	172	OX9 3EY	House	TER_M	3	Affordable Rent	925
0156008	972	972 Thame Thame Park Road	10 Henry Blyth Gardens, Thame	174	OX9 3EY	House	DET_S	3	Affordable Rent	925
0156011	972	972 Thame Thame Park Road	11 Henry Blyth Gardens, Thame	170	OX9 3EY	House	DET_S	3	Affordable Rent	925
0156012	972	972 Thame Thame Park Road	2 Henry Blyth Gardens, Thame	173	OX9 3EY	House	TER_E	4	Affordable Rent	1399
0156013	972	972 Thame Thame Park Road	8 Henry Blyth Gardens, Thame	175	OX9 3EY	House	DET_S	4	Affordable Rent	1399
0156016	972	972 Thame Thame Park Road	5 Henry Blyth Gardens, Thame	167	OX9 3EY	House	DET_S	3	Affordable Rent	925
0156017	972	972 Thame Thame Park Road	7 Henry Blyth Gardens, Thame	168	OX9 3EY	House	DET_S	3	Affordable Rent	925
0195001	988	988 Wandle Trading Estate	4 Montbretia House, Peony Drive, Mitcham, Greater London	52	CR4 4FP	Flat		2	Affordable Rent	656
0195002	988	988 Wandle Trading Estate	5 Montbretia House, Peony Drive, Mitcham, Greater London	53	CR4 4FP	Flat		2	Affordable Rent	753
0195003	988	988 Wandle Trading Estate	1 Montbretia House, Peony Drive, Mitcham, Greater London	54	CR4 4FP	Flat		2	Affordable Rent	710
0195004	988	988 Wandle Trading Estate	2 Montbretia House, Peony Drive, Mitcham, Greater London	55	CR4 4FP	Flat		2	Affordable Rent	754
0195005	988	988 Wandle Trading Estate	3 Montbretia House, Peony Drive, Mitcham, Greater London	56	CR4 4FP	Flat		2	Affordable Rent	753
0195006	988	988 Wandle Trading Estate	6 Montbretia House, Peony Drive, Mitcham, Greater London	57	CR4 4FP	Flat		2	Affordable Rent	656
0195007	988	988 Wandle Trading Estate	7 Montbretia House, Peony Drive, Mitcham, Greater London	58	CR4 4FP	Flat		2	Affordable Rent	753
0195008	988	988 Wandle Trading Estate	8 Montbretia House, Peony Drive, Mitcham, Greater London	59	CR4 4FP	Flat		1	Affordable Rent	538
0195009	988	988 Wandle Trading Estate	9 Montbretia House, Peony Drive, Mitcham, Greater London	60	CR4 4FP	Flat		1	Affordable Rent	544
0195010	988	988 Wandle Trading Estate	10 Montbretia House, Peony Drive, Mitcham, Greater London	61	CR4 4FP	Flat		2	Affordable Rent	754
0195011	988	988 Wandle Trading Estate	11 Montbretia House, Peony Drive, Mitcham, Greater London	62	CR4 4FP	Flat		2	Affordable Rent	753
0195012	988	988 Wandle Trading Estate	12 Montbretia House, Peony Drive, Mitcham, Greater London	63	CR4 4FP	Flat		1	Affordable Rent	510
0195013	988	988 Wandle Trading Estate	13 Montbretia House, Peony Drive, Mitcham, Greater London	64	CR4 4FP	Flat		2	Affordable Rent	656
0195014	988	988 Wandle Trading Estate	14 Montbretia House, Peony Drive, Mitcham, Greater London	65	CR4 4FP	Flat		2	Affordable Rent	753
0195015	988	988 Wandle Trading Estate	15 Montbretia House, Peony Drive, Mitcham, Greater London	66	CR4 4FP	Flat		1	Affordable Rent	538
0195016	988	988 Wandle Trading Estate	16 Montbretia House, Peony Drive, Mitcham, Greater London	67	CR4 4FP	Flat		1	Affordable Rent	544
0195017	988	988 Wandle Trading Estate	17 Montbretia House, Peony Drive, Mitcham, Greater London	68	CR4 4FP	Flat		2	Affordable Rent	754
0195018	988	988 Wandle Trading Estate	18 Montbretia House, Peony Drive, Mitcham, Greater London	69	CR4 4FP	Flat		2	Affordable Rent	753
0195019	988	988 Wandle Trading Estate	19 Montbretia House, Peony Drive, Mitcham, Greater London	70	CR4 4FP	Flat		1	Affordable Rent	510
0195028	988	988 Wandle Trading Estate	4 Daffodil Close, Mitcham, Greater London	84	CR4 4FS	House	TER_M	3	Affordable Rent	1234
0195029	988	988 Wandle Trading Estate	6 Daffodil Close, Mitcham, Greater London	85	CR4 4FS	House	TER_M	3	Affordable Rent	1234
0159001	1013	1013 Charity Farm Uppingham	13 Farnham Grove, Bushby	1	LE7 9BZ	House	DET_S	2	Affordable Rent	728
0159002	1013	1013 Charity Farm Uppingham	12 Farnham Grove, Bushby	2	LE7 9BZ	House	DET_S	2	Affordable Rent	728
0159006	1013	1013 Charity Farm Uppingham	8 Farnham Grove, Bushby	6	LE7 9BZ	House	DET	2	Affordable Rent	728
0159009	1013	1013 Charity Farm Uppingham	19 Zouche Way, Bushby	22	LE7 9DT	House	DET_S	2	Affordable Rent	727
0159010	1013	1013 Charity Farm Uppingham	21 Zouche Way, Bushby	23	LE7 9DT	House	DET_S	2	Affordable Rent	728
0168001	1109	1109 Hawthorne Drive Sandbach	2 Holly Drive, Sandbach	3	CW11 4LB	House	TER_E	2	Affordable Rent	611
0168002	1109	1109 Hawthorne Drive Sandbach	4 Holly Drive, Sandbach	4	CW11 4LB	House	TER_M	2	Affordable Rent	611
0168003	1109	1109 Hawthorne Drive Sandbach	6 Holly Drive, Sandbach	5	CW11 4LB	House	TER_E	2	Affordable Rent	611
0168004	1109	1109 Hawthorne Drive Sandbach	8 Holly Drive, Sandbach	6	CW11 4LB	House	TER_E	2	Affordable Rent	611
0168005	1109	1109 Hawthorne Drive Sandbach	10 Holly Drive, Sandbach	7	CW11 4LB	House	TER_M	2	Affordable Rent	611
0168006	1109	1109 Hawthorne Drive Sandbach	12 Holly Drive, Sandbach	8	CW11 4LB	House	TER_E	2	Affordable Rent	611
0125001	1157	1157 Newhall Phase 1a London R	1 Etchels Road, Harlow	72	CM17 9SZ	House	TER_E	3	Social Rent	904
0125002	1157	1157 Newhall Phase 1a London R	3 Etchels Road, Harlow	73	CM17 9SZ	House	TER_M	3	Social Rent	904
0125003	1157	1157 Newhall Phase 1a London R	5 Etchels Road, Harlow	74	CM17 9SZ	House	TER_E	3	Social Rent	904
0125007	1157	1157 Newhall Phase 1a London R	Flat 4, 39 Milestone Road, Harlow	82	CM17 9NW	Flat		2	Social Rent	721
0125010	1157	1157 Newhall Phase 1a London R	Flat 7, 39 Milestone Road, Harlow	85	CM17 9NW	Flat		2	Social Rent	721
0125004	1157	1157 Newhall Phase 1a London R	Flat 1, 39 Milestone Road, Harlow	79	CM17 9NW	Flat		1	Social Rent	549
0125005	1157	1157 Newhall Phase 1a London R	Flat 2, 39 Milestone Road, Harlow	80	CM17 9NW	Flat		1	Social Rent	516
0125006	1157	1157 Newhall Phase 1a London R	Flat 3, 39 Milestone Road, Harlow	81	CM17 9NW	Flat		1	Social Rent	516
0125008	1157	1157 Newhall Phase 1a London R	Flat 5, 39 Milestone Road, Harlow	83	CM17 9NW	Flat		1	Social Rent	516
0125009	1157	1157 Newhall Phase 1a London R	Flat 6, 39 Milestone Road, Harlow	84	CM17 9NW	Flat		1	Social Rent	516
0125011	1157	1157 Newhall Phase 1a London R	Flat 8, 39 Milestone Road, Harlow	86	CM17 9NW	Flat		1	Social Rent	516
0125012	1157	1157 Newhall Phase 1a London R	Flat 9, 39 Milestone Road, Harlow	87	CM17 9NW	Flat		1	Social Rent	516
0176005	1197	1197 Langley Farm Scissett	33 Heritage Court, Huddersfield	185	HD8 9WN	Flat		2	Social Rent	575
0176006	1197	1197 Langley Farm Scissett	31 Heritage Court, Huddersfield	186	HD8 9WN	Flat		2	Social Rent	649
0176007	1197	1197 Langley Farm Scissett	29 Heritage Court, Huddersfield	187	HD8 9WN	Flat		2	Social Rent	575
0176008	1197	1197 Langley Farm Scissett	27 Heritage Court, Huddersfield	188	HD8 9WN	Flat		2	Social Rent	649
0176009	1197	1197 Langley Farm Scissett	25 Heritage Court, Huddersfield	189	HD8 9WN	Flat		2	Social Rent	575
0176010	1197	1197 Langley Farm Scissett	23 Heritage Court, Huddersfield	190	HD8 9WN	Flat		2	Social Rent	649
0176011	1197	1197 Langley Farm Scissett	21 Heritage Court, Huddersfield	191	HD8 9WN	Flat		2	Social Rent	575
0176012	1197	1197 Langley Farm Scissett	19 Heritage Court, Huddersfield	192	HD8 9WN	Flat		2	Social Rent	649
0176013	1197	1197 Langley Farm Scissett	17 Heritage Court, Huddersfield	193	HD8 9WN	Flat		2	Social Rent	575
0176014	1197	1197 Langley Farm Scissett	15 Heritage Court, Huddersfield	194	HD8 9WN	Flat		2	Social Rent	649
0176015	1197	1197 Langley Farm Scissett	11 Heritage Court, Huddersfield	195	HD8 9WN	Flat		2	Social Rent	575
0176016	1197	1197 Langley Farm Scissett	9 Heritage Court, Huddersfield	196	HD8 9WN	Flat		2	Social Rent	649
0176017	1197	1197 Langley Farm Scissett	7 Heritage Court, Huddersfield	197	HD8 9WN	Flat		2	Social Rent	575
0176018	1197	1197 Langley Farm Scissett	5 Heritage Court, Huddersfield	198	HD8 9WN	Flat		2	Social Rent	649
0176019	1197	1197 Langley Farm Scissett	3 Heritage Court, Huddersfield	199	HD8 9WN	Flat		2	Social Rent	575
0176020	1197	1197 Langley Farm Scissett	1 Heritage Court, Huddersfield	200	HD8 9WN	Flat		2	Social Rent	649
0176001	1197	1197 Langley Farm Scissett	41 Heritage Court, Huddersfield	181	HD8 9WN	House	DET_S	3	Social Rent	816
0176002	1197	1197 Langley Farm Scissett	39 Heritage Court, Huddersfield	182	HD8 9WN	House	DET_S	3	Social Rent	816
0176003	1197	1197 Langley Farm Scissett	37 Heritage Court, Huddersfield	183	HD8 9WN	House	DET_S	3	Social Rent	816
0176004	1197	1197 Langley Farm Scissett	35 Heritage Court, Huddersfield	184	HD8 9WN	House	DET_S	3	Social Rent	816
0170002	1222	1222 Walton Gate Felixstowe Su	55 Walton Hall Drive, Felixstowe	27	IP11 9FA	Flat		1	Affordable Rent	450
0170003	1222	1222 Walton Gate Felixstowe Su	53 Walton Hall Drive, Felixstowe	28	IP11 9FA	Flat		1	Affordable Rent	450
0170005	1222	1222 Walton Gate Felixstowe Su	61 Walton Hall Drive, Felixstowe	30	IP11 9FA	Flat		1	Affordable Rent	450
0170006	1222	1222 Walton Gate Felixstowe Su	59 Walton Hall Drive, Felixstowe	31	IP11 9FA	Flat		1	Affordable Rent	450
0170008	1222	1222 Walton Gate Felixstowe Su	67 Walton Hall Drive, Felixstowe	33	IP11 9FA	Flat		1	Affordable Rent	450
0170009	1222	1222 Walton Gate Felixstowe Su	65 Walton Hall Drive, Felixstowe	34	IP11 9FA	Flat		1	Affordable Rent	450

ID (UPRN)	Site No	Development Name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0170010	1222	1222 Walton Gate Felixstowe Su	1 Smock Mill Road, Felixstowe	35	IP11 9FE	Flat		1	Affordable Rent	434
0170011	1222	1222 Walton Gate Felixstowe Su	3 Smock Mill Road, Felixstowe	36	IP11 9FE	Flat		1	Affordable Rent	519
0170012	1222	1222 Walton Gate Felixstowe Su	5 Smock Mill Road, Felixstowe	37	IP11 9FE	House	TER_M	2	Affordable Rent	701
0170013	1222	1222 Walton Gate Felixstowe Su	7 Smock Mill Road, Felixstowe	38	IP11 9FE	House	TER_E	2	Affordable Rent	701
0170014	1222	1222 Walton Gate Felixstowe Su	9 Smock Mill Road, Felixstowe	39	IP11 9FE	House	TER_E	3	Affordable Rent	787
0170015	1222	1222 Walton Gate Felixstowe Su	11 Smock Mill Road, Felixstowe	40	IP11 9FE	House	TER_M	2	Affordable Rent	701
0170016	1222	1222 Walton Gate Felixstowe Su	15 Smock Mill Road, Felixstowe	41	IP11 9FE	House	TER_M	2	Affordable Rent	701
0170017	1222	1222 Walton Gate Felixstowe Su	17 Smock Mill Road, Felixstowe	42	IP11 9FE	House	TER_E	3	Affordable Rent	787
0170018	1222	1222 Walton Gate Felixstowe Su	19 Smock Mill Road, Felixstowe	43	IP11 9FE	House	TER_E	3	Affordable Rent	787
0170019	1222	1222 Walton Gate Felixstowe Su	21 Smock Mill Road, Felixstowe	44	IP11 9FE	House	TER_M	3	Affordable Rent	787
0170020	1222	1222 Walton Gate Felixstowe Su	23 Smock Mill Road, Felixstowe	45	IP11 9FE	House	TER_M	4	Affordable Rent	953
0170021	1222	1222 Walton Gate Felixstowe Su	25 Smock Mill Road, Felixstowe	46	IP11 9FE	House	TER_M	3	Affordable Rent	787
0170022	1222	1222 Walton Gate Felixstowe Su	27 Smock Mill Road, Felixstowe	47	IP11 9FE	House	TER_E	3	Affordable Rent	787
0170030	1222	1222 Walton Gate Felixstowe Su	3 Stables Road, Felixstowe	55	IP11 9FG	Flat		1	Affordable Rent	450
0170031	1222	1222 Walton Gate Felixstowe Su	1 Stables Road, Felixstowe	56	IP11 9FG	Flat		1	Affordable Rent	450
0170033	1222	1222 Walton Gate Felixstowe Su	9 Stables Road, Felixstowe	58	IP11 9FG	Flat		1	Affordable Rent	450
0170034	1222	1222 Walton Gate Felixstowe Su	7 Stables Road, Felixstowe	59	IP11 9FG	Flat		1	Affordable Rent	450
0170036	1222	1222 Walton Gate Felixstowe Su	17 Stables Road, Felixstowe	61	IP11 9FG	Flat		1	Affordable Rent	450
0170037	1222	1222 Walton Gate Felixstowe Su	15 Stables Road, Felixstowe	62	IP11 9FG	Flat		1	Affordable Rent	450
0170045	1222	1222 Walton Gate Felixstowe Su	35 Stables Road, Felixstowe	70	IP11 9FG	Flat		1	Affordable Rent	450
0170046	1222	1222 Walton Gate Felixstowe Su	33 Stables Road, Felixstowe	71	IP11 9FG	Flat		1	Affordable Rent	450
0170048	1222	1222 Walton Gate Felixstowe Su	41 Stables Road, Felixstowe	73	IP11 9FG	Flat		1	Affordable Rent	450
0170052	1222	1222 Walton Gate Felixstowe Su	45 Stables Road, Felixstowe	77	IP11 9FG	Flat		1	Affordable Rent	450
0170054	1222	1222 Walton Gate Felixstowe Su	53 Stables Road, Felixstowe	147	IP11 9FG	Flat		1	Affordable Rent	450
0170055	1222	1222 Walton Gate Felixstowe Su	51 Stables Road, Felixstowe	148	IP11 9FG	Flat		1	Affordable Rent	450
0170057	1222	1222 Walton Gate Felixstowe Su	59 Stables Road, Felixstowe	150	IP11 9FG	Flat		1	Affordable Rent	450
0170058	1222	1222 Walton Gate Felixstowe Su	57 Stables Road, Felixstowe	151	IP11 9FG	Flat		1	Affordable Rent	450
0170060	1222	1222 Walton Gate Felixstowe Su	65 Stables Road, Felixstowe	153	IP11 9FG	Flat		1	Affordable Rent	450
0170061	1222	1222 Walton Gate Felixstowe Su	63 Stables Road, Felixstowe	154	IP11 9FG	Flat		1	Affordable Rent	450
0170001	1222	1222 Walton Gate Felixstowe Su	57 Walton Hall Drive, Felixstowe	26	IP11 9FA	Flat		2	Affordable Rent	557
0170004	1222	1222 Walton Gate Felixstowe Su	63 Walton Hall Drive, Felixstowe	29	IP11 9FA	Flat		2	Affordable Rent	557
0170007	1222	1222 Walton Gate Felixstowe Su	69 Walton Hall Drive, Felixstowe	32	IP11 9FA	Flat		2	Affordable Rent	557
0170023	1222	1222 Walton Gate Felixstowe Su	29 Smock Mill Road, Felixstowe	48	IP11 9FE	Flat		2	Affordable Rent	542
0170024	1222	1222 Walton Gate Felixstowe Su	31 Smock Mill Road, Felixstowe	49	IP11 9FE	Flat		2	Affordable Rent	542
0170025	1222	1222 Walton Gate Felixstowe Su	33 Smock Mill Road, Felixstowe	50	IP11 9FE	Flat		2	Affordable Rent	542
0170026	1222	1222 Walton Gate Felixstowe Su	35 Smock Mill Road, Felixstowe	51	IP11 9FE	Flat		2	Affordable Rent	542
0170027	1222	1222 Walton Gate Felixstowe Su	37 Smock Mill Road, Felixstowe	52	IP11 9FE	Flat		2	Affordable Rent	542
0170028	1222	1222 Walton Gate Felixstowe Su	39 Smock Mill Road, Felixstowe	53	IP11 9FE	Flat		2	Affordable Rent	542
0170029	1222	1222 Walton Gate Felixstowe Su	5 Stables Road, Felixstowe	54	IP11 9FG	Flat		2	Affordable Rent	557
0170032	1222	1222 Walton Gate Felixstowe Su	11 Stables Road, Felixstowe	57	IP11 9FG	Flat		2	Affordable Rent	557
0170035	1222	1222 Walton Gate Felixstowe Su	19 Stables Road, Felixstowe	60	IP11 9FG	Flat		2	Affordable Rent	557
0170038	1222	1222 Walton Gate Felixstowe Su	21 Stables Road, Felixstowe	63	IP11 9FG	Flat		2	Affordable Rent	542
0170039	1222	1222 Walton Gate Felixstowe Su	23 Stables Road, Felixstowe	64	IP11 9FG	Flat		2	Affordable Rent	542
0170040	1222	1222 Walton Gate Felixstowe Su	25 Stables Road, Felixstowe	65	IP11 9FG	Flat		2	Affordable Rent	542
0170041	1222	1222 Walton Gate Felixstowe Su	27 Stables Road, Felixstowe	66	IP11 9FG	Flat		2	Affordable Rent	542
0170042	1222	1222 Walton Gate Felixstowe Su	29 Stables Road, Felixstowe	67	IP11 9FG	Flat		2	Affordable Rent	542
0170047	1222	1222 Walton Gate Felixstowe Su	43 Stables Road, Felixstowe	72	IP11 9FG	Flat		2	Affordable Rent	557
0170050	1222	1222 Walton Gate Felixstowe Su	49 Stables Road, Felixstowe	75	IP11 9FG	Flat		2	Affordable Rent	557
0170053	1222	1222 Walton Gate Felixstowe Su	55 Stables Road, Felixstowe	146	IP11 9FG	Flat		2	Affordable Rent	557
0170056	1222	1222 Walton Gate Felixstowe Su	61 Stables Road, Felixstowe	149	IP11 9FG	Flat		2	Affordable Rent	557
0170059	1222	1222 Walton Gate Felixstowe Su	67 Stables Road, Felixstowe	152	IP11 9FG	Flat		2	Affordable Rent	557
0171001	1271	1271 St. Andrews Park Uxbridg	25 Masterman Place, Uxbridge	13	UB10 0QX	House	TER_E	4	Affordable Rent	1316
0171002	1271	1271 St. Andrews Park Uxbridg	27 Masterman Place, Uxbridge	14	UB10 0QX	House	TER_M	4	Affordable Rent	1316
0171003	1271	1271 St. Andrews Park Uxbridg	29 Masterman Place, Uxbridge	15	UB10 0QX	House	TER_M	4	Affordable Rent	1316
0171004	1271	1271 St. Andrews Park Uxbridg	31 Masterman Place, Uxbridge	16	UB10 0QX	House	TER_E	4	Affordable Rent	1316
0171005	1271	1271 St. Andrews Park Uxbridg	33 Masterman Place, Uxbridge	17	UB10 0QX	House	DET_S	3	Affordable Rent	1070
0171006	1271	1271 St. Andrews Park Uxbridg	35 Masterman Place, Uxbridge	18	UB10 0QX	House	DET_S	3	Affordable Rent	1070
0173003	1304	1304 Parcel 1 Houghton Regis	5 Octavian Road, Dunstable, Houghton Regis	13	LU5 6GR	Flat		1	Affordable Rent	543
0173004	1304	1304 Parcel 1 Houghton Regis	7 Octavian Road, Dunstable, Houghton Regis	14	LU5 6GR	Flat		1	Affordable Rent	543
0173005	1304	1304 Parcel 1 Houghton Regis	9 Octavian Road, Dunstable, Houghton Regis	15	LU5 6GR	House	TER_M	2	Affordable Rent	855
1337001	1337	1337 Egstow Park Phase 1 Clay	92 Tupton Road, Chesterfield	147	S45 9FL	House	TER_E	2	Affordable Rent	796
1337002	1337	1337 Egstow Park Phase 1 Clay	90 Tupton Road, Chesterfield	148	S45 9FL	House	TER_M	2	Affordable Rent	796
1337003	1337	1337 Egstow Park Phase 1 Clay	88 Tupton Road, Chesterfield	149	S45 9FL	House	TER_E	2	Affordable Rent	796
1337004	1337	1337 Egstow Park Phase 1 Clay	86 Tupton Road, Chesterfield	150	S45 9FL	House	TER_E	3	Affordable Rent	915
1337005	1337	1337 Egstow Park Phase 1 Clay	84 Tupton Road, Chesterfield	151	S45 9FL	House	TER_M	2	Affordable Rent	796
1337006	1337	1337 Egstow Park Phase 1 Clay	82 Tupton Road, Chesterfield	152	S45 9FL	House	TER_E	3	Affordable Rent	915
0175006	1380	1380 Saxon Gardens Sherburn in	27 Bedford Drive, Leeds	195	LS25 6QH	House	TER_E	2	Affordable Rent	832
0175007	1380	1380 Saxon Gardens Sherburn in	29 Bedford Drive, Leeds	196	LS25 6QH	House	TER_M	2	Affordable Rent	832
0175008	1380	1380 Saxon Gardens Sherburn in	31 Bedford Drive, Leeds	197	LS25 6QH	House	TER_M	2	Affordable Rent	832
0175009	1380	1380 Saxon Gardens Sherburn in	33 Bedford Drive, Leeds	198	LS25 6QH	House	TER_E	2	Affordable Rent	832
0175021	1380	1380 Saxon Gardens Sherburn in	20 Baynes Drive, Leeds	266	LS25 6QD	House	TER_E	2	Affordable Rent	832
0175022	1380	1380 Saxon Gardens Sherburn in	18 Baynes Drive, Leeds	267	LS25 6QD	House	TER_M	2	Affordable Rent	832
0175025	1380	1380 Saxon Gardens Sherburn in	1 Baynes Drive, Leeds	271	LS25 6QD	House	TER_E	2	Affordable Rent	832
0175026	1380	1380 Saxon Gardens Sherburn in	3 Baynes Drive, Leeds	272	LS25 6QD	House	TER_M	2	Affordable Rent	832
0197001	1508	1508 Station Road Warboys Hun	45 Saxon Way, Huntingdon	10	PE28 2WJ	House	TER_E	2	Affordable Rent	753
0197002	1508	1508 Station Road Warboys Hun	43 Saxon Way, Huntingdon	11	PE28 2WJ	House	TER_M	2	Affordable Rent	753
0197003	1508	1508 Station Road Warboys Hun	41 Saxon Way, Huntingdon	12	PE28 2WJ	House	TER_M	2	Affordable Rent	753
0197004	1508	1508 Station Road Warboys Hun	39 Saxon Way, Huntingdon	13	PE28 2WJ	House	TER_M	2	Affordable Rent	753

savills

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0197005	1508	1508 Station Road Warboys Hun	12 Humbrills Close, Huntingdon	14	PE28 2WQ	House	TER_E	3	Affordable Rent	968
0197006	1508	1508 Station Road Warboys Hun	11 Humbrills Close, Huntingdon	15	PE28 2WQ	House	DET_S	2	Affordable Rent	753
0197007	1508	1508 Station Road Warboys Hun	10 Humbrills Close, Huntingdon	16	PE28 2WQ	House	DET_S	2	Affordable Rent	753
0197008	1508	1508 Station Road Warboys Hun	9 Humbrills Close, Huntingdon	17	PE28 2WQ	House	DET_S	2	Affordable Rent	721
0197009	1508	1508 Station Road Warboys Hun	8 Humbrills Close, Huntingdon	18	PE28 2WQ	House	DET_S	2	Affordable Rent	721
0197013	1508	1508 Station Road Warboys Hun	4 Humbrills Close, Huntingdon	22	PE28 2WQ	Flat		1	Affordable Rent	592
0197014	1508	1508 Station Road Warboys Hun	3 Humbrills Close, Huntingdon	23	PE28 2WQ	Flat		1	Affordable Rent	667
0197015	1508	1508 Station Road Warboys Hun	2 Humbrills Close, Huntingdon	24	PE28 2WQ	Flat		1	Affordable Rent	592
0197016	1508	1508 Station Road Warboys Hun	1 Humbrills Close, Huntingdon	25	PE28 2WQ	Flat		1	Affordable Rent	667
0198015	1644	1644 Lodge Farm Witham Essex	10 Hooten End, Witham	157	CM8 1ZA	House	DET_S	3	Affordable Rent	905
0198016	1644	1644 Lodge Farm Witham Essex	8 Hooten End, Witham	158	CM8 1ZA	House	DET_S	3	Affordable Rent	905
0198017	1644	1644 Lodge Farm Witham Essex	6 Hooten End, Witham	159	CM8 1ZA	House	TER_E	3	Affordable Rent	905
0198018	1644	1644 Lodge Farm Witham Essex	4 Hooten End, Witham	160	CM8 1ZA	House	TER_M	3	Affordable Rent	1023
0198019	1644	1644 Lodge Farm Witham Essex	2 Hooten End, Witham	161	CM8 1ZA	House	TER_E	3	Affordable Rent	905
0198020	1644	1644 Lodge Farm Witham Essex	19 Hooten End, Witham	162	CM8 1ZA	House	DET_S	2	Affordable Rent	832
0198021	1644	1644 Lodge Farm Witham Essex	21 Hooten End, Witham	163	CM8 1ZA	House	DET_S	2	Affordable Rent	832
0198022	1644	1644 Lodge Farm Witham Essex	23 Hooten End, Witham	164	CM8 1ZA	House	DET_S	2	Affordable Rent	832
0198023	1644	1644 Lodge Farm Witham Essex	25 Hooten End, Witham	165	CM8 1ZA	House	DET_S	2	Affordable Rent	832
0198009	1644	1644 Lodge Farm Witham Essex	5 Hooten End, Witham	133	CM8 1ZA	Flat		2	Affordable Rent	721
0203001	1679	1679 Tarnbrick Farm Spinnings	29 Wood Close, Kirkham, Preston	75	PR4 2EX	House	TER_E	3	Affordable Rent	830
0203002	1679	1679 Tarnbrick Farm Spinnings	27 Wood Close, Kirkham, Preston	76	PR4 2EX	House	TER_M	3	Affordable Rent	830
0203003	1679	1679 Tarnbrick Farm Spinnings	25 Wood Close, Kirkham, Preston	77	PR4 2EX	House	TER_E	3	Affordable Rent	830
0177900004	1779	Bishopsgate House	Flat 39 Bishopsgate House, 527-529 Staines Road, Hounslow	B1.03	TW4 5DZ	Flat		2	Affordable Rent	663
0177900006	1779	Bishopsgate House	Flat 38 Bishopsgate House, 527-529 Staines Road, Hounslow	B1.02	TW4 5DZ	Flat		2	Affordable Rent	753
0177900007	1779	Bishopsgate House	Flat 42 Bishopsgate House, 527-529 Staines Road, Hounslow	B2.02	TW4 5DZ	Flat		2	Affordable Rent	753
0177900009	1779	Bishopsgate House	Flat 41 Bishopsgate House, 527-529 Staines Road, Hounslow	B1.01	TW4 5DZ	Flat		2	Affordable Rent	774
0177900010	1779	Bishopsgate House	Flat 45 Bishopsgate House, 527-529 Staines Road, Hounslow	B2.01	TW4 5DZ	Flat		2	Affordable Rent	774
0177900011	1779	Bishopsgate House	Flat 40 Bishopsgate House, 527-529 Staines Road, Hounslow	B1.04	TW4 5DZ	Flat		2	Affordable Rent	775
0177900013	1779	Bishopsgate House	Flat 37 Bishopsgate House, 527-529 Staines Road, Hounslow	BG.01	TW4 5DZ	Flat		2	Affordable Rent	925
0177900014	1779	Bishopsgate House	Flat 36 Bishopsgate House, 527-529 Staines Road, Hounslow	BG.02	TW4 5DZ	Flat		2	Affordable Rent	983
0055001	112B	112B East Leake Phase 3	41 Sheepwash Way, East Leake, Leicester	287	LE12 6WG	House	TER_E	3	Social Rent	761
0055002	112B	112B East Leake Phase 3	39 Sheepwash Way, East Leake, Leicester	288	LE12 6WG	House	TER_M	3	Social Rent	761
0055003	112B	112B East Leake Phase 3	37 Sheepwash Way, East Leake, Leicester	289	LE12 6WG	House	TER_E	3	Social Rent	761
0055004	112B	112B East Leake Phase 3	35 Sheepwash Way, East Leake, Leicester	290	LE12 6WG	House	DET_S	2	Social Rent	638
0055005	112B	112B East Leake Phase 3	33 Sheepwash Way, East Leake, Leicester	291	LE12 6WG	House	DET_S	2	Social Rent	638
0055006	112B	112B East Leake Phase 3	56 Cinnabar Way, East Leake, Leicester	194	LE12 6WN	House	DET_S	2	Social Rent	638
0055007	112B	112B East Leake Phase 3	58 Cinnabar Way, East Leake, Leicester	195	LE12 6WN	House	DET_S	2	Social Rent	638
0055008	112B	112B East Leake Phase 3	2 Ringlet Drive, East Leake, Leicester	203	LE12 6XU	House	TER_E	3	Affordable Rent	761
0055009	112B	112B East Leake Phase 3	4 Ringlet Drive, East Leake, Leicester	204	LE12 6XU	House	TER_M	3	Affordable Rent	761
0055010	112B	112B East Leake Phase 3	6 Ringlet Drive, East Leake, Leicester	205	LE12 6XU	House	TER_E	3	Affordable Rent	761
0055011	112B	112B East Leake Phase 3	8 Ringlet Drive, East Leake, Leicester	206	LE12 6XU	House	TER_E	3	Affordable Rent	761
0055012	112B	112B East Leake Phase 3	10 Ringlet Drive, East Leake, Leicester	207	LE12 6XU	House	TER_M	3	Affordable Rent	761
0055013	112B	112B East Leake Phase 3	12 Ringlet Drive, East Leake, Leicester	208	LE12 6XU	House	TER_E	3	Affordable Rent	761
0055014	112B	112B East Leake Phase 3	14 Ringlet Drive, East Leake, Leicester	209	LE12 6XU	House	TER_E	2	Affordable Rent	638
0055015	112B	112B East Leake Phase 3	16 Ringlet Drive, East Leake, Leicester	210	LE12 6XU	House	TER_M	2	Affordable Rent	638
0055016	112B	112B East Leake Phase 3	18 Ringlet Drive, East Leake, Leicester	211	LE12 6XU	House	TER_E	2	Affordable Rent	638
0055017	112B	112B East Leake Phase 3	10 Ladybird Close, East Leake, Leicester	228	LE12 6YU	House	TER_E	2	Affordable Rent	638
0055018	112B	112B East Leake Phase 3	11 Ladybird Close, East Leake, Leicester	229	LE12 6YU	House	TER_M	2	Affordable Rent	638
0055019	112B	112B East Leake Phase 3	12 Ladybird Close, East Leake, Leicester	230	LE12 6YU	House	TER_E	2	Affordable Rent	638
0163067	145B	145B Tixall Road Stafford Ph	49 Bupton Road, Stafford	248	ST18 0EF	House	TER_E	3	Social Rent	905
0163068	145B	145B Tixall Road Stafford Ph	50 Bupton Road, Stafford	249	ST18 0EF	House	TER_E	3	Social Rent	905
0063004	154A	154A Bishop Stortford	5 Lovett Close, Bishop Stortford	21	CM23 2XL	Flat		1	Affordable Rent	485
0063005	154A	154A Bishop Stortford	7 Lovett Close, Bishop Stortford	22	CM23 2XL	Flat		1	Affordable Rent	485
0063006	154A	154A Bishop Stortford	9 Lovett Close, Bishop Stortford	23	CM23 2XL	Flat		1	Affordable Rent	485
0063007	154A	154A Bishop Stortford	6 Lovett Close, Bishop Stortford	24	CM23 2XL	Flat		2	Affordable Rent	711
0063008	154A	154A Bishop Stortford	8 Lovett Close, Bishop Stortford	25	CM23 2XL	Flat		2	Affordable Rent	711
0063009	154A	154A Bishop Stortford	10 Lovett Close, Bishop Stortford	26	CM23 2XL	Flat		2	Affordable Rent	740
0063010	154A	154A Bishop Stortford	11 Lovett Close, Bishop Stortford	27	CM23 2XL	Flat		1	Affordable Rent	485
0063011	154A	154A Bishop Stortford	12 Lovett Close, Bishop Stortford	28	CM23 2XL	Flat		1	Affordable Rent	485
0063012	154A	154A Bishop Stortford	14 Lovett Close, Bishop Stortford	29	CM23 2XL	Flat		1	Affordable Rent	485
0063013	154A	154A Bishop Stortford	13 Lovett Close, Bishop Stortford	30	CM23 2XL	Flat		2	Affordable Rent	616
0063014	154A	154A Bishop Stortford	4 Adams Close, Bishop Stortford	39	CM23 2XN	House	DET_S	3	Affordable Rent	906
0063015	154A	154A Bishop Stortford	6 Adams Close, Bishop Stortford	40	CM23 2XN	House	DET_S	4	Affordable Rent	1041
0035007	154B	154B Bishop's Stortford North	15 Newland Avenue, Bishop's Stortford	11	CM23 2UW	House	TER_E	2	Affordable Rent	638
0035016	154B	154B Bishop's Stortford North	23 Claridge Drive, Bishop's Stortford	23	CM23 2UY	House	DET_S	2	Affordable Rent	685
0035017	154B	154B Bishop's Stortford North	25 Claridge Drive, Bishop's Stortford	24	CM23 2UY	House	DET_S	2	Affordable Rent	761
0035018	154B	154B Bishop's Stortford North	27 Claridge Drive, Bishop's Stortford	25	CM23 2UY	House	DET_S	2	Affordable Rent	761
0035019	154B	154B Bishop's Stortford North	29 Claridge Drive, Bishop's Stortford	26	CM23 2UY	House	DET_S	2	Affordable Rent	761
0035020	154B	154B Bishop's Stortford North	32 Sandford Drive, Bishop's Stortford	38	CM23 2WJ	House	DET_S	2	Affordable Rent	761
0035021	154B	154B Bishop's Stortford North	30 Sandford Drive, Bishop's Stortford	39	CM23 2WJ	House	DET_S	2	Affordable Rent	761
0035022	154B	154B Bishop's Stortford North	28 Sandford Drive, Bishop's Stortford	40	CM23 2WJ	House	DET_S	2	Affordable Rent	761
0035023	154B	154B Bishop's Stortford North	26 Sandford Drive, Bishop's Stortford	41	CM23 2WJ	House	DET_S	2	Affordable Rent	761
0035008	154B	154B Bishop's Stortford North	1 Claridge Drive, Bishop's Stortford	12	CM23 2UY	Flat		2	Affordable Rent	653
0035009	154B	154B Bishop's Stortford North	5 Claridge Drive, Bishop's Stortford	13	CM23 2UY	Flat		2	Affordable Rent	653
0035010	154B	154B Bishop's Stortford North	9 Claridge Drive, Bishop's Stortford	14	CM23 2UY	Flat		2	Affordable Rent	653
0035011	154B	154B Bishop's Stortford North	3 Claridge Drive, Bishop's Stortford	15	CM23 2UY	Flat		2	Affordable Rent	653
0035012	154B	154B Bishop's Stortford North	7 Claridge Drive, Bishop's Stortford	16	CM23 2UY	Flat		2	Affordable Rent	653
0035013	154B	154B Bishop's Stortford North	9 Newland Avenue, Bishop's Stortford	8	CM23 2UW	Flat		1	Affordable Rent	685

savills

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0035014	154B	154B Bishop's Stortford North	11 Claridge Drive, Bishop's Stortford	17	CM23 2UY	Flat		1	Affordable Rent	685
0035015	154B	154B Bishop's Stortford North	24 Sandford Drive, Bishop's Stortford	42	CM23 2WJ	Flat	DET	1	Affordable Rent	761
0035026	154B	154B Bishop's Stortford North	13 Claridge Drive, Bishop's Stortford	18	CM23 2UY	House	TER_E	3	Affordable Rent	874
0045036	158A	158A Melton Road Edwalton	47 Sunflower Drive, Edwalton	191	NG12 4HS	House	DET_S	3	Social Rent	890
0045037	158A	158A Melton Road Edwalton	45 Sunflower Drive, Edwalton	192	NG12 4HS	House	DET_S	3	Social Rent	890
0045038	158A	158A Melton Road Edwalton	43 Sunflower Drive, Edwalton	193	NG12 4HS	House	TER_E	3	Social Rent	890
0045041	158A	158A Melton Road Edwalton	37 Sunflower Drive, Edwalton	196	NG12 4HS	House	TER_E	3	Social Rent	890
0045044	158A	158A Melton Road Edwalton	8 Crocus Gardens, Edwalton	240	NG12 4HW	House	TER_E	3	Social Rent	890
0045048	158A	158A Melton Road Edwalton	16 Crocus Gardens, Edwalton	244	NG12 4HW	House	TER_E	3	Social Rent	890
0045051	158A	158A Melton Road Edwalton	15 Lupin Close, Edwalton	250	NG12 4HU	House	TER_E	4	Social Rent	1149
0045052	158A	158A Melton Road Edwalton	14 Lupin Close, Edwalton	251	NG12 4HU	House	TER_M	4	Social Rent	1149
0045053	158A	158A Melton Road Edwalton	13 Lupin Close, Edwalton	252	NG12 4HU	House	TER_E	4	Social Rent	1149
0045030	158A	158A Melton Road Edwalton	5 Crocus Gardens, Edwalton	170	NG12 4HW	House	TER_E	2	Affordable Rent	764
0045031	158A	158A Melton Road Edwalton	7 Crocus Gardens, Edwalton	171	NG12 4HW	House	TER_M	2	Affordable Rent	764
0045032	158A	158A Melton Road Edwalton	9 Crocus Gardens, Edwalton	172	NG12 4HW	House	TER_E	2	Affordable Rent	764
0045042	158A	158A Melton Road Edwalton	35 Sunflower Drive, Edwalton	197	NG12 4HS	House	DET_S	2	Social Rent	630
0045043	158A	158A Melton Road Edwalton	33 Sunflower Drive, Edwalton	198	NG12 4HS	House	DET_S	2	Social Rent	630
0045045	158A	158A Melton Road Edwalton	10 Crocus Gardens, Edwalton	241	NG12 4HW	House	TER_E	2	Affordable Rent	764
0045046	158A	158A Melton Road Edwalton	12 Crocus Gardens, Edwalton	242	NG12 4HW	House	TER_M	2	Social Rent	764
0045047	158A	158A Melton Road Edwalton	14 Crocus Gardens, Edwalton	243	NG12 4HW	House	TER_M	2	Social Rent	764
0045033	158A	158A Melton Road Edwalton	53 Sunflower Drive, Edwalton	183	NG12 4HS	House	TER_E	1	Affordable Rent	630
0045034	158A	158A Melton Road Edwalton	51 Sunflower Drive, Edwalton	184	NG12 4HS	House	TER_M	1	Affordable Rent	630
0045035	158A	158A Melton Road Edwalton	49 Sunflower Drive, Edwalton	185	NG12 4HS	House	TER_E	1	Affordable Rent	630
0009001	158B	158B Melton Road Edwalton Bloo	4 Peace Grove, Edwalton	119	NG12 4JJ	Flat		1	Social Rent	513
0009002	158B	158B Melton Road Edwalton Bloo	6 Peace Grove, Edwalton	120	NG12 4JJ	Flat		1	Social Rent	513
0009005	158B	158B Melton Road Edwalton Bloo	7 Peace Grove, Edwalton	121	NG12 4JJ	Flat		1	Social Rent	513
0009006	158B	158B Melton Road Edwalton Bloo	Flat 1, 5 Peace Grove, Edwalton	122	NG12 4JJ	Flat		1	Social Rent	513
0009031	158B	158B Melton Road Edwalton Bloo	Flat 2, 5 Peace Grove, Edwalton	123	NG12 4JJ	Flat		1	Social Rent	513
0009032	158B	158B Melton Road Edwalton Bloo	Flat 3, 5 Peace Grove, Edwalton	124	NG12 4JJ	Flat		1	Social Rent	513
0009033	158B	158B Melton Road Edwalton Bloo	Flat 4, 5 Peace Grove, Edwalton	125	NG12 4JJ	Flat		1	Social Rent	513
0009034	158B	158B Melton Road Edwalton Bloo	Flat 5, 5 Peace Grove, Edwalton	126	NG12 4JJ	Flat		1	Social Rent	513
0009039	158B	158B Melton Road Edwalton Bloo	Flat 6, 5 Peace Grove, Edwalton	127	NG12 4JJ	Flat		1	Social Rent	513
0009016	158B	158B Melton Road Edwalton Bloo	20 Wheatcroft Drive, Edwalton	51	NG12 4JF	Flat		2	Affordable Rent	613
0009017	158B	158B Melton Road Edwalton Bloo	18 Wheatcroft Drive, Edwalton	52	NG12 4JF	Flat		2	Affordable Rent	688
0009035	158B	158B Melton Road Edwalton Bloo	4 Lavinia Crescent, Edwalton	28	NG12 4JH	Flat		2	Social Rent	613
0009036	158B	158B Melton Road Edwalton Bloo	56 Wheatcroft Drive, Edwalton	32	NG12 4JF	Flat		2	Social Rent	613
0009037	158B	158B Melton Road Edwalton Bloo	2 Lavinia Crescent, Edwalton	29	NG12 4JH	Flat		2	Social Rent	688
0009038	158B	158B Melton Road Edwalton Bloo	58 Wheatcroft Drive, Edwalton	33	NG12 4JF	Flat		2	Social Rent	688
0009007	158B	158B Melton Road Edwalton Bloo	52 Wheatcroft Drive, Edwalton	34	NG12 4JF	House	DET_S	1	Affordable Rent	599
0009008	158B	158B Melton Road Edwalton Bloo	54 Wheatcroft Drive, Edwalton	35	NG12 4JF	House	DET_S	1	Affordable Rent	599
0009009	158B	158B Melton Road Edwalton Bloo	38 Wheatcroft Drive, Edwalton	40	NG12 4JF	House	TER_E	3	Affordable Rent	887
0009019	158B	158B Melton Road Edwalton Bloo	16 Wheatcroft Drive, Edwalton	53	NG12 4JF	House	DET_S	2	Affordable Rent	669
0009020	158B	158B Melton Road Edwalton Bloo	14 Wheatcroft Drive, Edwalton	54	NG12 4JF	House	DET_S	2	Affordable Rent	669
0009025	158B	158B Melton Road Edwalton Bloo	31 Wheatcroft Drive, Edwalton	84	NG12 4JF	House	TER_E	1	Affordable Rent	547
0009026	158B	158B Melton Road Edwalton Bloo	29 Wheatcroft Drive, Edwalton	85	NG12 4JF	House	TER_M	1	Affordable Rent	547
0009027	158B	158B Melton Road Edwalton Bloo	27 Wheatcroft Drive, Edwalton	86	NG12 4JF	House	TER_E	1	Affordable Rent	547
0009028	158B	158B Melton Road Edwalton Bloo	1 Peace Grove, Edwalton	116	NG12 4JJ	House	TER_E	3	Affordable Rent	885
0009029	158B	158B Melton Road Edwalton Bloo	2 Peace Grove, Edwalton	117	NG12 4JJ	House	TER_M	3	Affordable Rent	885
0009030	158B	158B Melton Road Edwalton Bloo	3 Peace Grove, Edwalton	118	NG12 4JJ	House	TER_E	3	Affordable Rent	885
0033002	164A	164A West Witney (BLOOR)	3 Gregory Place, Witney	438	OX29 7AW	Flat		2	Affordable Rent	613
0033023	164A	164A West Witney (BLOOR)	20 Winfield Drive, Witney	443	OX29 7AU	Flat		2	Affordable Rent	678
0033024	164A	164A West Witney (BLOOR)	22 Winfield Drive, Witney	444	OX29 7AU	Flat		2	Affordable Rent	613
0033027	164A	164A West Witney (BLOOR)	4 Mary Box Crescent, Witney	447	OX29 7AP	Flat		2	Affordable Rent	613
0033028	164A	164A West Witney (BLOOR)	6 Mary Box Crescent, Witney	448	OX29 7AP	Flat		2	Affordable Rent	678
0033003	164A	164A West Witney (BLOOR)	1 Gregory Place, Witney	439	OX29 7AW	Flat		1	Affordable Rent	570
0033025	164A	164A West Witney (BLOOR)	24 Winfield Drive, Witney	445	OX29 7AU	Flat		1	Affordable Rent	570
0033026	164A	164A West Witney (BLOOR)	2 Mary Box Crescent, Witney	446	OX29 7AP	Flat		1	Affordable Rent	592
0033007	164A	164A West Witney (BLOOR)	13 Gregory Place, Witney	471	OX29 7AW	House	DET_S	2	Affordable Rent	732
0033008	164A	164A West Witney (BLOOR)	11 Gregory Place, Witney	472	OX29 7AW	House	DET_S	2	Affordable Rent	732
0033009	164A	164A West Witney (BLOOR)	9 Gregory Place, Witney	473	OX29 7AW	House	DET_S	3	Affordable Rent	882
0033010	164A	164A West Witney (BLOOR)	7 Gregory Place, Witney	474	OX29 7AW	House	DET_S	3	Affordable Rent	882
0033018	164A	164A West Witney (BLOOR)	10 Mary Box Crescent, Witney	450	OX29 7AP	House	DET_S	3	Affordable Rent	882
0033019	164A	164A West Witney (BLOOR)	12 Mary Box Crescent, Witney	451	OX29 7AP	House	TER_E	2	Affordable Rent	732
0033020	164A	164A West Witney (BLOOR)	14 Mary Box Crescent, Witney	452	OX29 7AP	House	TER_M	2	Affordable Rent	732
0033021	164A	164A West Witney (BLOOR)	16 Mary Box Crescent, Witney	453	OX29 7AP	House	TER_E	2	Affordable Rent	732
0033022	164A	164A West Witney (BLOOR)	18 Mary Box Crescent, Witney	454	OX29 7AP	House	TER_E	3	Affordable Rent	882
0033029	164A	164A West Witney (BLOOR)	8 Mary Box Crescent, Witney	449	OX29 7AP	House	DET_S	3	Affordable Rent	882
0033030	164A	164A West Witney (BLOOR)	71 Centenary Way, Witney	511	OX29 7AZ	House	DET_S	2	Affordable Rent	732
0033031	164A	164A West Witney (BLOOR)	73 Centenary Way, Witney	512	OX29 7AZ	House	DET_S	2	Affordable Rent	732
0033032	164A	164A West Witney (BLOOR)	75 Centenary Way, Witney	513	OX29 7AZ	House	DET_S	3	Affordable Rent	882
0033033	164A	164A West Witney (BLOOR)	77 Centenary Way, Witney	514	OX29 7AZ	House	DET_S	3	Affordable Rent	882
0033034	164A	164A West Witney (BLOOR)	79 Centenary Way, Witney	515	OX29 7AZ	House	TER_E	2	Affordable Rent	732
0033035	164A	164A West Witney (BLOOR)	81 Centenary Way, Witney	516	OX29 7AZ	House	TER_M	2	Affordable Rent	732
0033036	164A	164A West Witney (BLOOR)	83 Centenary Way, Witney	517	OX29 7AZ	House	TER_E	2	Affordable Rent	732
0080009	164B	164B WEST WITNEY (BOVIS)	2 Townsend Road, Witney	670	OX29 7AR	House	DET_S	2	Affordable Rent	818
0080010	164B	164B WEST WITNEY (BOVIS)	1 Townsend Road, Witney	671	OX29 7AR	House	DET_S	2	Affordable Rent	818
0080011	164B	164B WEST WITNEY (BOVIS)	31 Winfield Drive, Witney	672	OX29 7AU	House	DET_S	2	Affordable Rent	818
0080012	164B	164B WEST WITNEY (BOVIS)	29 Winfield Drive, Witney	673	OX29 7AU	House	DET_S	2	Affordable Rent	818

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
0080016	164B	164B WEST WITNEY (BOVIS)	68 Centenary Way, Witney	728	OX29 7BB	House	DET_S	2	Affordable Rent	732
0080017	164B	164B WEST WITNEY (BOVIS)	70 Centenary Way, Witney	729	OX29 7BB	House	DET_S	2	Affordable Rent	732
0080028	164B	164B WEST WITNEY (BOVIS)	15 Mary Box Crescent, Witney	689	OX29 7AP	House	TER_E	3	Affordable Rent	911
0080029	164B	164B WEST WITNEY (BOVIS)	13 Mary Box Crescent, Witney	690	OX29 7AP	House	TER_M	3	Affordable Rent	911
0032004	164C	164C West Witney (PERSIMMON)	8 Gregory Place, Witney	21	OX29 7AW	House	DET_S	3	Affordable Rent	908
0032005	164C	164C West Witney (PERSIMMON)	10 Gregory Place, Witney	22	OX29 7AW	House	DET_S	3	Affordable Rent	908
0032006	164C	164C West Witney (PERSIMMON)	12 Gregory Place, Witney	23	OX29 7AW	House	TER_E	3	Affordable Rent	908
0032007	164C	164C West Witney (PERSIMMON)	14 Gregory Place, Witney	24	OX29 7AW	House	TER_M	3	Affordable Rent	908
0032008	164C	164C West Witney (PERSIMMON)	16 Gregory Place, Witney	25	OX29 7AW	House	TER_E	3	Affordable Rent	908
0032022	164C	164C West Witney (PERSIMMON)	9 Rayson Lane, Witney	76	OX29 7AS	House	DET_S	3	Affordable Rent	908
0032023	164C	164C West Witney (PERSIMMON)	7 Rayson Lane, Witney	77	OX29 7AS	House	DET_S	3	Affordable Rent	908
0032024	164C	164C West Witney (PERSIMMON)	5 Rayson Lane, Witney	78	OX29 7AS	House	DET_S	3	Affordable Rent	908
0032025	164C	164C West Witney (PERSIMMON)	3 Rayson Lane, Witney	79	OX29 7AS	House	DET_S	3	Affordable Rent	908
0032033	164C	164C West Witney (PERSIMMON)	8 Rayson Lane, Witney	112	OX29 7AS	House	DET_S	3	Affordable Rent	908
0032034	164C	164C West Witney (PERSIMMON)	6 Rayson Lane, Witney	113	OX29 7AS	House	DET_S	3	Affordable Rent	908
0032035	164C	164C West Witney (PERSIMMON)	7 Moggridge Walk, Witney	266	OX29 7DF	Flat		1	Affordable Rent	527
0032036	164C	164C West Witney (PERSIMMON)	8 Moggridge Walk, Witney	267	OX29 7DF	Flat	DET_S	1	Affordable Rent	527
0032038	164C	164C West Witney (PERSIMMON)	10 Moggridge Walk, Witney	269	OX29 7DF	Flat	DET_S	1	Affordable Rent	527
0032039	164C	164C West Witney (PERSIMMON)	11 Moggridge Walk, Witney	270	OX29 7DF	Flat	DET_S	1	Affordable Rent	527
0032040	164C	164C West Witney (PERSIMMON)	12 Moggridge Walk, Witney	271	OX29 7DF	Flat	TER_E	1	Affordable Rent	527
0032001	164C	164C West Witney (PERSIMMON)	2 Gregory Place, Witney	18	OX29 7AW	House	TER_E	2	Affordable Rent	761
0032002	164C	164C West Witney (PERSIMMON)	4 Gregory Place, Witney	19	OX29 7AW	House	TER_M	2	Affordable Rent	761
0032003	164C	164C West Witney (PERSIMMON)	6 Gregory Place, Witney	20	OX29 7AW	House	TER_E	2	Affordable Rent	761
0032009	164C	164C West Witney (PERSIMMON)	17 Gordon Marshall Close, Witney	34	OX29 7AT	House	DET_S	2	Affordable Rent	761
0032010	164C	164C West Witney (PERSIMMON)	15 Gordon Marshall Close, Witney	35	OX29 7AT	House	DET_S	2	Affordable Rent	761
0032011	164C	164C West Witney (PERSIMMON)	13 Gordon Marshall Close, Witney	36	OX29 7AT	House	DET_S	4	Affordable Rent	1110
0032012	164C	164C West Witney (PERSIMMON)	11 Gordon Marshall Close, Witney	37	OX29 7AT	House	DET_S	4	Affordable Rent	1110
0032013	164C	164C West Witney (PERSIMMON)	9 Gordon Marshall Close, Witney	38	OX29 7AT	House	DET_S	2	Affordable Rent	761
0032014	164C	164C West Witney (PERSIMMON)	7 Gordon Marshall Close, Witney	39	OX29 7AT	House	DET_S	2	Affordable Rent	761
0032015	164C	164C West Witney (PERSIMMON)	8 Gordon Marshall Close, Witney	55	OX29 7AT	House	DET_S	2	Affordable Rent	761
0032016	164C	164C West Witney (PERSIMMON)	10 Gordon Marshall Close, Witney	56	OX29 7AT	House	DET_S	2	Affordable Rent	761
0032017	164C	164C West Witney (PERSIMMON)	12 Gordon Marshall Close, Witney	57	OX29 7AT	House	TER_E	2	Affordable Rent	761
0032018	164C	164C West Witney (PERSIMMON)	14 Gordon Marshall Close, Witney	58	OX29 7AT	House	TER_M	2	Affordable Rent	761
0032019	164C	164C West Witney (PERSIMMON)	16 Gordon Marshall Close, Witney	59	OX29 7AT	House	TER_E	2	Affordable Rent	761
0032041	164C	164C West Witney (PERSIMMON)	13 Moggridge Walk, Witney	260	OX29 7DF	Flat	TER_M	2	Affordable Rent	624
0032042	164C	164C West Witney (PERSIMMON)	15 Moggridge Walk, Witney	262	OX29 7DF	Flat	DET_S	2	Affordable Rent	624
0032043	164C	164C West Witney (PERSIMMON)	17 Moggridge Walk, Witney	264	OX29 7DF	Flat	DET_S	2	Affordable Rent	624
0032044	164C	164C West Witney (PERSIMMON)	3 Moggridge Walk, Witney	274	OX29 7DF	Flat	DET_S	2	Affordable Rent	624
0032045	164C	164C West Witney (PERSIMMON)	4 Moggridge Walk, Witney	275	OX29 7DF	Flat	DET_S	2	Affordable Rent	624
0032046	164C	164C West Witney (PERSIMMON)	5 Moggridge Walk, Witney	276	OX29 7DF	Flat	DET_S	2	Affordable Rent	624
0032047	164C	164C West Witney (PERSIMMON)	6 Moggridge Walk, Witney	277	OX29 7DF	Flat	DET_S	2	Affordable Rent	624
0064084	200A	200A Gilden way	17 Hazel Lane, Harlow	67	CM17 0FT	House	DET_S	3	Affordable Rent	831
0064085	200A	200A Gilden way	15 Hazel Lane, Harlow	68	CM17 0FT	House	DET_S	3	Affordable Rent	831
0064086	200A	200A Gilden way	13 Hazel Lane, Harlow	69	CM17 0FT	House	DET_S	3	Affordable Rent	831
0064087	200A	200A Gilden way	11 Hazel Lane, Harlow	70	CM17 0FT	House	DET_S	3	Affordable Rent	831
0064040	200A	200A Gilden way	9 Hazel Lane, Harlow	71	CM17 0FT	House	DET_S	2	Affordable Rent	731
0064041	200A	200A Gilden way	7 Hazel Lane, Harlow	72	CM17 0FT	House	DET_S	2	Affordable Rent	731
0064042	200A	200A Gilden way	5 Hazel Lane, Harlow	73	CM17 0FT	House	DET_S	2	Affordable Rent	731
0064043	200A	200A Gilden way	3 Hazel Lane, Harlow	74	CM17 0FT	House	DET_S	2	Affordable Rent	731
0025001	200C	200C Gilden Way	2 Myrtle Close, Harlow	167	CM17 0GB	Flat		1	Affordable Rent	572
0025002	200C	200C Gilden Way	4 Myrtle Close, Harlow	168	CM17 0GB	Flat		1	Affordable Rent	572
0025003	200C	200C Gilden Way	6 Myrtle Close, Harlow	169	CM17 0GB	Flat		1	Affordable Rent	572
0025004	200C	200C Gilden Way	1 Myrtle Close, Harlow	170	CM17 0GA	Flat		1	Affordable Rent	572
0025005	200C	200C Gilden Way	3 Myrtle Close, Harlow	171	CM17 0GA	Flat		1	Affordable Rent	572
0025006	200C	200C Gilden Way	5 Myrtle Close, Harlow	172	CM17 0GA	Flat		1	Affordable Rent	572
2301002	2301G	King's Gate	72 Princess Way, Salisbury	78	SP4 7GH	House	DET	4	Affordable Rent	985
2301004	2301G	King's Gate	5 Duckett Road, Salisbury	117	SP4 7UL	House	TER_E	3	Affordable Rent	845
2301005	2301G	King's Gate	3 Duckett Road, Salisbury	118	SP4 7UL	House	TER_M	3	Affordable Rent	845
2301006	2301G	King's Gate	1 Duckett Road, Salisbury	119	SP4 7UL	House	TER_E	3	Affordable Rent	845
2301007	2301G	King's Gate	2 Matthews Road, Salisbury	45	SP4 7UN	House	DET_S	3	Affordable Rent	845
2317009	2317G	Aspen Park	6 Pipit walk, Apsley	15	HP3 0FR	Flat		1	Affordable Rent	516
2317012	2317G	Aspen Park	12 Pipit walk, Apsley	18	HP3 0FR	Flat		1	Affordable Rent	516
2317001	2317G	Aspen Park	18 Pipit walk, Apsley	7	HP3 0FR	Flat		2	Affordable Rent	656
2317002	2317G	Aspen Park	20 Pipit walk, Apsley	8	HP3 0FR	Flat		2	Affordable Rent	656
2317003	2317G	Aspen Park	22 Pipit walk, Apsley	9	HP3 0FR	Flat		2	Affordable Rent	656
2317004	2317G	Aspen Park	24 Pipit walk, Apsley	10	HP3 0FR	Flat		2	Affordable Rent	656
2317005	2317G	Aspen Park	26 Pipit walk, Apsley	11	HP3 0FR	Flat		2	Affordable Rent	656
2317006	2317G	Aspen Park	28 Pipit walk, Apsley	12	HP3 0FR	Flat		2	Affordable Rent	656
2317007	2317G	Aspen Park	2 Pipit walk, Apsley	13	HP3 0FR	Flat		2	Affordable Rent	656
2317008	2317G	Aspen Park	4 Pipit walk, Apsley	14	HP3 0FR	Flat		2	Affordable Rent	656
2317010	2317G	Aspen Park	10 Pipit walk, Apsley	16	HP3 0FR	Flat		2	Affordable Rent	656
2317011	2317G	Aspen Park	8 Pipit walk, Apsley	17	HP3 0FR	Flat		2	Affordable Rent	656
2317013	2317G	Aspen Park	14 Pipit walk, Apsley	19	HP3 0FR	Flat		2	Affordable Rent	656
2317014	2317G	Aspen Park	16 Pipit walk, Apsley	20	HP3 0FR	Flat		2	Affordable Rent	656
1231001	231AG	Canford Paddock Poole	3 Neville Gardens, Bournemouth	211	BH11 9FW	Flat	DET_S	2	Affordable Rent	704
1231002	231AG	Canford Paddock Poole	Flat 1, 69 Provence Drive, Bournemouth	212	BH11 9FE	Flat		2	Affordable Rent	728
1231003	231AG	Canford Paddock Poole	Flat 2, 69 Provence Drive, Bournemouth	213	BH11 9FE	Flat		2	Affordable Rent	681
1231004	231AG	Canford Paddock Poole	Flat 3, 69 Provence Drive, Bournemouth	214	BH11 9FE	Flat		2	Affordable Rent	723

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)
1231005	231AG	Canford Paddock Poole	Flat 4, 69 Provence Drive, Bournemouth	215	BH11 9FE	Flat		2	Affordable Rent	675
1231006	231AG	Canford Paddock Poole	Flat 5, 69 Provence Drive, Bournemouth	216	BH11 9FE	Flat		2	Affordable Rent	723
1231007	231AG	Canford Paddock Poole	Flat 6, 69 Provence Drive, Bournemouth	217	BH11 9FE	Flat		2	Affordable Rent	675
1231008	231AG	Canford Paddock Poole	13 Neville Gardens, Bournemouth	208	BH11 9FW	House	DET_S	3	Affordable Rent	832
1231009	231AG	Canford Paddock Poole	9 Neville Gardens, Bournemouth	209	BH11 9FW	House	DET_S	3	Affordable Rent	832
1231010	231AG	Canford Paddock Poole	7 Neville Gardens, Bournemouth	210	BH11 9FW	House	DET_S	3	Affordable Rent	832
1231011	231AG	Canford Paddock Poole	1 Edmund Crescent, Bournemouth	207	BH11 9FU	House	DET	3	Affordable Rent	1001
0065003	377A	377A Radstone Fields PH3	76 Juno Crescent, Brackley	305	NN13 6GN	House	TER_M	2	Affordable Rent	750
0065004	377A	377A Radstone Fields PH3	78 Juno Crescent, Brackley	306	NN13 6GN	House	TER_E	2	Affordable Rent	750
0065005	377A	377A Radstone Fields PH3	80 Juno Crescent, Brackley	307	NN13 6GN	House	TER_E	2	Affordable Rent	750
0065006	377A	377A Radstone Fields PH3	82 Juno Crescent, Brackley	308	NN13 6GN	House	TER_M	2	Affordable Rent	750
0065007	377A	377A Radstone Fields PH3	20 Hyperion Lane, Brackley	430	NN13 6FU	House	TER_E	2	Affordable Rent	750
0065008	377A	377A Radstone Fields PH3	18 Hyperion Lane, Brackley	431	NN13 6FU	House	TER_M	2	Affordable Rent	750
0065009	377A	377A Radstone Fields PH3	16 Hyperion Lane, Brackley	432	NN13 6FU	House	TER_M	2	Affordable Rent	750
0065010	377A	377A Radstone Fields PH3	14 Hyperion Lane, Brackley	433	NN13 6FU	House	TER_M	2	Affordable Rent	750
0065011	377A	377A Radstone Fields PH3	6 Hyperion Lane, Brackley	436	NN13 6FU	House	TER_M	2	Affordable Rent	750
0065012	377A	377A Radstone Fields PH3	4 Hyperion Lane, Brackley	437	NN13 6FU	House	TER_E	2	Affordable Rent	750
0065013	377A	377A Radstone Fields PH3	79 Juno Crescent, Brackley	439	NN13 6GN	House	TER_M	2	Affordable Rent	750
0065021	377A	377A Radstone Fields PH3	2 Portia Lane, Brackley	365	NN13 6FT	House	DET_S	2	Affordable Rent	750
0065001	377A	377A Radstone Fields PH3	10 Hyperion Lane, Brackley	315	NN13 6FU	Flat		1	Affordable Rent	507
0065002	377A	377A Radstone Fields PH3	12 Hyperion Lane, Brackley	434	NN13 6FU	Flat		1	Affordable Rent	487
0065014	377A	377A Radstone Fields PH3	74 Juno Crescent, Brackley	304	NN13 6GN	House	TER_E	3	Affordable Rent	926
0065015	377A	377A Radstone Fields PH3	84 Juno Crescent, Brackley	309	NN13 6GN	House	TER_E	3	Affordable Rent	926
0065016	377A	377A Radstone Fields PH3	8 Hyperion Lane, Brackley	435	NN13 6FU	House	TER_E	3	Affordable Rent	926
0065017	377A	377A Radstone Fields PH3	2 Hyperion Lane, Brackley	438	NN13 6FU	House	TER_E	3	Affordable Rent	1052
0065018	377A	377A Radstone Fields PH3	81 Juno Crescent, Brackley	440	NN13 6GN	House	TER_E	4	Affordable Rent	1104
0065019	377A	377A Radstone Fields PH3	6 Portia Lane, Brackley	363	NN13 6FT	Flat		1	Affordable Rent	535
0065020	377A	377A Radstone Fields PH3	4 Portia Lane, Brackley	364	NN13 6FT	Flat		2	Affordable Rent	657
0036003	377B	377B Chestnut Grove	10 Marne Way, Brackley	617	NN13 6HQ	House	TER_M	2	Affordable Rent	866
0036004	377B	377B Chestnut Grove	8 Marne Way, Brackley	618	NN13 6HQ	House	TER_M	2	Affordable Rent	866
0036005	377B	377B Chestnut Grove	6 Marne Way, Brackley	619	NN13 6HQ	House	TER_E	2	Affordable Rent	866
0189015	500A	500A Clipstone (Barratt/DW)	19 Babbage Grove, Leighton Buzzard	P1A-23	LU7 3GA	House	TER_M	3	Affordable Rent	947
0189017	500A	500A Clipstone (Barratt/DW)	21 Babbage Grove, Leighton Buzzard	P1A-24	LU7 3GA	House	TER_E	3	Affordable Rent	943
0189061	500A	500A Clipstone (Barratt/DW)	61 Galton Corner, Leighton Buzzard	P1B-184	LU7 3GN	Flat		2	Affordable Rent	667
0189062	500A	500A Clipstone (Barratt/DW)	63 Galton Corner, Leighton Buzzard	P1B-185	LU7 3GN	Flat		2	Affordable Rent	671
0189063	500A	500A Clipstone (Barratt/DW)	65 Galton Corner, Leighton Buzzard	P1B-186	LU7 3GN	Flat		2	Affordable Rent	667
0189064	500A	500A Clipstone (Barratt/DW)	67 Galton Corner, Leighton Buzzard	P1B-187	LU7 3GN	Flat		2	Affordable Rent	671
0189065	500A	500A Clipstone (Barratt/DW)	69 Galton Corner, Leighton Buzzard	P1B-188	LU7 3GN	Flat		2	Affordable Rent	667
0189066	500A	500A Clipstone (Barratt/DW)	71 Galton Corner, Leighton Buzzard	P1B-189	LU7 3GN	Flat		2	Affordable Rent	671
0169016	582B	582B Phase F Longford Banbur	24 Caldwell Road, Banbury	134	OX16 9FB	House	TER_E	2	Affordable Rent	850
0169017	582B	582B Phase F Longford Banbur	22 Caldwell Road, Banbury	135	OX16 9FB	House	TER_M	2	Affordable Rent	850
0169018	582B	582B Phase F Longford Banbur	20 Caldwell Road, Banbury	136	OX16 9FB	House	TER_E	2	Affordable Rent	850
0169019	582B	582B Phase F Longford Banbur	18 Caldwell Road, Banbury	137	OX16 9FB	House	DET_S	3	Affordable Rent	895
0169020	582B	582B Phase F Longford Banbur	16 Caldwell Road, Banbury	138	OX16 9FB	House	DET_S	3	Affordable Rent	895
0169021	582B	582B Phase F Longford Banbur	83 Bankside , Banbury	149	OX16 9DA	House	DET_S	3	Affordable Rent	895
0169022	582B	582B Phase F Longford Banbur	85 Bankside , Banbury	150	OX16 9DA	House	DET_S	3	Affordable Rent	895
0169023	582B	582B Phase F Longford Banbur	87 Bankside , Banbury	151	OX16 9DA	House	TER_E	3	Affordable Rent	895
0169024	582B	582B Phase F Longford Banbur	89 Bankside , Banbury	152	OX16 9DA	House	TER_M	3	Affordable Rent	895
0169025	582B	582B Phase F Longford Banbur	91 Bankside , Banbury	153	OX16 9DA	House	TER_E	3	Affordable Rent	895

savills

ID (UPRN)	Site No	Development name	Property Address	Plot Ref	Postcode	House Type / Apt Floor	Unit Type	No. of Beds	Tenure	Area (sq ft)

Appendix 4
Scheme Proformas

Deutsche Bank AG

September 2020



Appendix 5
Map of Stock





Stock Location Map – national overview

Deutsche Bank AG



Stock Location Map – East Midlands



Stock Location Map – West Midlands



Stock Location Map – East of England





Stock Location Map – South East

savills

Stock Location Map – Greater London



Stock Location Map – North West



Stock Location Map – Yorkshire and Humberside



Stock Location Map – South West



Appendix 6
Instruction Letter and Confirmation of Instructions

Savills Advisory Services Ltd,
33 Margaret Street
London
W1G 0JD

David Morgans,
Deutsche Bank AG,
1 Appold Street,
London EC2A 2UU

For the attention of Andy Smith - Director

24th June 2020

Dear Sir,

Valuation of Sage Affordable Rental Portfolio ("the Properties")

Please accept this letter as formal instruction to prepare a valuation of the Properties, which is required for loan security purposes.

In addition, (subject to the conditions stated in Attachment D and your written approval to the form and context of the proposed disclosure as required by the RICS Valuation Standards (such approval not to be unreasonably withheld)) the Report or a reference to the Report (and the methodologies and concepts on which the same is based) may be included or quoted or otherwise summarised in any information memorandum, offering circular, private placement memorandum, registration statement or prospectus as may be required to comply with any applicable laws, regulations or official guidelines relating to the issuance of any securitisation of the Facility (as defined in the Facility Agreement) or any portion of the Facility (as defined in the Facility Agreement) or for any investor or potential investor to be in compliance with any applicable law, regulation or requirements of any governmental, banking, taxation or similar body relating to maintaining an investment in, or the regulatory capital treatment of, any securities issued in such securitisation. Accordingly your report must and will be deemed to include the addressee, reliance and disclosure wording referred to in Attachment D.

The purpose of the report is not simply to provide a valuation figure, but also to assist in determining whether the Bank should make available the proposed facility, the amount of such facility and to identify issues, which may prove significant to the Bank's security.

Following provision of the report please be prepared to discuss its contents with us in detail during the course of a 'roll-up' meeting.

Timing of Report
Stage 1: Draft valuation with supporting calculations– 31st July 2019 (subject to timely provision of requested information).

Stage 2: Draft valuation report – 1 week thereafter.

Your report should not be finalised without the consent of Deutsche Bank.

Properties
See Attachment A

Sponsor
Sage Social Housing/Blackstone Real Estate Partners LLP

Inspections / Access to the Properties
In order to arrange access to the properties and to receive property information please contact:

James Castle (jamesc@sagehousing.co.uk)

As agreed you will externally inspect completed properties at each site and on a 'reasonable endeavours' basis and where possible inspect a sample of properties internally If internal inspection is not possible the sponsor will provide internal plans, photographs and details of the internal specification.

Basis of Valuation

Your report is to be carried out in accordance with the relevant sections contained within the RICS Valuation – Global Standards (incorporating the IVSC International Valuation Standards) effective from 31 January 2020 together, where applicable, with the UK National Supplement effective 14 January 2019, together the ''Red Book''..

Your report and valuation is to include the following bases of value for the Properties:

1. For all Properties;
   a. Existing Use for social housing (EUVSH) – assuming complete
   b. Market Value subject to tenancies (MVST) – assuming complete
   c. Market Rent

NB for properties that have not been certified as practically complete you are to make the special assumptions that this has occurred – please mark on the schedule of values which properties are incomplete.

Legal Due Diligence

We require you to confirm that you have reviewed the appropriate Certificate of Title and/or Report on Title in respect of the Properties and that all matters contained therein have been taken into account and reflected in your valuation.

Building, Technical & Environmental Reports

The Properties are all subject to comprehensive 10 year new build insurance policies

Standard Valuation Report Content - Refer to Attachment C

Your report must contain all of the information, as appropriate, as recommended within the RICS Valuation – Global Standards (incorporating the IVSC International Valuation Standards) effective from 31 January 2020 together, where applicable, with the UK National Supplement effective 14 January 2019, together the ''Red Book''.. Notwithstanding the above your report should contain the following:

- Valuation Certificate
- Executive Summary with Strengths, Risks & Mitigants analysis
- Statement on conflict of interest
- Statement on suitability for loan security
- Tenancy Analysis
- Tenancy Schedule for multi-let properties
- Valuation calculations (including DCF)

Addressing of Report

Your report and valuation should be addressed to, and for the use and benefit of the parties set out in Attachment D (the "**Addressees**").

Working Party / Delivery of Reports

Representation from the Bank's BRM Real Estate Valuation will be exclusively involved in this project. More specifically:

- David Morgans – BRM Real Estate Valuation

Please refer to Attachment B.

Reliance and Disclosure

Please confirm that your report can be relied upon by those parties set out in Appendix D and that it can be disclosed to those parties also set out in the fourth paragraph of Appendix D. Please include the text and wording of this Appendix within your report.

Final Reports

The Bank requires:

- An electronic version of your report, complete with appendices (all contained in one document), on CD or via e-mail

Please refer to the Working Party list below for relevant contacts.

Conflict & Competence

Before accepting this instruction, you must disclose all involvement, both past and present, with the subject Property and the Borrower. You are to confirm in your report in writing that you have no existing or potential conflict of interest in providing the valuation report to the Bank and in acting as Independent Valuer for the Bank.

In the existence of such, please clarify the nature of any conflict and state the manner in which such conflict can be managed. You must notify Deutsche Bank before accepting any instruction in respect of the same Property for a period not exceeding 12 months. During this instruction you must advise us of any other work being undertaken for the Borrower or any related party relevant to this transaction.

Please refer to the 'Disclosure and Confidentiality' section below. Furthermore, you acknowledge that you and your firm are suitably experienced and professionally competent to perform this assignment in accordance with the requirements of this engagement letter.

Confidentiality

All proprietary or otherwise confidential information including but not limited to financial statements, tenancy schedules, third party reports, contracts, or agreements, which may be disclosed to employees and representatives of your firm during the course of this assignment, must be held in the strictest confidence and returned to the bank upon our first request.

Sign Off

Please ensure that your valuation report is dated and addressed to the parties as set out above and that it is signed by a Fellow of the Royal Institution of Chartered Surveyors, or Member with a minimum of 5 years' experience. In addition please ensure that the engagement addressee / signatory must also signs the report.

Liability Cap

We acknowledge and agree that your aggregate liability under or in connection with this appointment and your report and valuation, including to any one or more or all of the Addressees as defined an Attachment D and any other party who becomes entitled to rely on your report and valuation however that liability arises (including, without limitation, a liability arising by breach of contract, arising by tort, including, without limitation, the tort of negligence, or arising by breach of statutory duty) shall be limited to the lower of 33% of the reported Market Value of the Property and £30m provided that this clause shall not exclude or limit liability in respect of your fraud or wilful misconduct or for any liability that cannot lawfully be excluded or limited.

For the avoidance of doubt, you will not be liable in tort (including negligence), breach of contract, breach of statutory duty or otherwise due to, under and/or arising out of or in connection with this appointment and/or your report and valuation to the extent such loss or damage is consequential, indirect or punitive, whether or not you had been advised of the likelihood of any such loss or damage.

Please confirm that you have adequate and appropriate professional indemnity insurance in place for this instruction and that it complies with the RICS Rules of Conduct and RICS Minimum Terms.

Deutsche Bank

Fees
Your fees will be £99,500 plus VAT and reasonable expenses.

Entire Agreement
Where there are conflicting terms and conditions between this Agreement and your General Terms and Conditions this Agreement prevails.

Please sign and return a copy as confirmation of your acceptance of the instruction on the above terms.

Yours faithfully

DEUTSCHE BANK AG, LONDON BRANCH

David Morgans – BRM REV Risk

ACKNOWLEDGED AND AGREED BY SAVILLS ADVISORY SERVICES LTD

Name: Andy Smith

Date: 22 July 2020

Attachment A

Schedule of Assets

1. A total of 1,715 affordable rent and social rented units in 118 nationwide locations – see attached spreadsheet.

Attachment B

Key Contacts / Working Group List

David Morgans BRM / Real Estate Valuation	Deutsche Bank AG Business Risk Management 1 Appold Street London, EC2A 2UU UK	**Phone:** **Email:**	+44 (20)754-17946 David.morgans@db.com
James Scoular BRM / Real Estate Valuation	Deutsche Bank AG Business Risk Management 1 Appold Street London, EC2A 2UU UK	**Phone:** **Email:**	+44 (20)754-70837 James.Scoular@db.com

Attachment C

Standard Valuation Report Content

1. Valuation Certificate
2. Short form proforma property reports [as agreed]
3. Valuation figures to be uploaded into spreadsheet [as agreed]

Attachment D

Standard Reliance Language

Your Report will be deemed to include the following reliance/ consent language (and your signature of this letter will confirm your agreement to such deemed inclusion):

To:

    (a) Deutsche Bank AG, London Branch and each if its affiliates in its capacity as arranger for the Facility Agreement

    (b) [X] plc as Lender (as defined in the Facility Agreement) and each of its successors, assignees and transferees from time to time

    (c) [CBRE Loan Services Limited] as Facility Agent and Security Agent on behalf of each Finance Party (as defined in the Facility Agreement) and each of their successors, assignees and transferees from time to time

    (d) [CBRE Loan Services Limited] as Note Trustee and Issuer Security Trustee on behalf of the Noteholders (as defined in the Facility Agreement) and each of its successors, assignees and transferees from time to time

    (together, the "**Addressees**")

Copies of the [Valuation] may be disclosed for information only to:

    (a) the respective agents, trustees and advisers of the Addressees in connection with the transactions;

    (b) the respective affiliates, employees, officers, directors and auditors of the Addressees;

    (c) any servicer of any loan under the Facility Agreement, and its advisers;

    (d) any actual or prospective investor in any securities issued in connection with a securitisation of any loan under the Facility Agreement, and their advisers;

    (e) any prospective or actual purchaser of any property or shares in an entity that owns any property either directly or indirectly;

    (f) any prospective purchaser, transferee or assignee of, or participant in, or hedge counterparty in respect of, any loan made under the Facility Agreement or other agreement in relation to the Facility Agreement;

    (g) a governmental, banking, taxation or other regulatory authority;

    (h) any rating agency actually or prospectively rating any securities issued in connection with a securitisation of any loan under the Facility Agreement, and its advisers;

    (i) any person pursuant to the rules of a stock exchange, listing authority or similar body; or

    (j) any person to whom disclosure is required by law, court order or regulation or in connection with legal or arbitration proceedings in connection with the [Valuation] or the Facility Agreement.

In addition, the Report or a reference to and summary of it (and the methodologies and concepts on which it is based) may be included in any information memorandum, offering circular, registration statement or similar document as may be required to comply with any applicable laws, regulations or official guidelines relating to the issuance of or investment in any securitisation of the loan under the Facility Agreement, provided that;

a. the Report or any summary shall not be published until such time as you have first approved the form and context in which the Report or summary appears (such approval not to be unreasonably withheld or delayed) and are satisfied that the Report has been accurately reproduced or the summary is sufficiently accurate and comprehensive (as the case may be);

b.   the Materials shall make clear that, with the exception of the Report or summary, Savills does not accept any responsibility for any part of the Materials or any other information issued by [insert issuer name] or any other person in connection with the transaction;

c.   such Report or summary complies in all respects with the requirements of the Red Book and any applicable regulations or directives; and

if, in your opinion, any part of your Report becomes misleading or inaccurate between the date of issue of the Report and the date of issue of any Materials you shall have the right to withdraw your consent to our use of your Report or the summary unless and until you have made such amendments to it as you (acting reasonably and without undue delay) deem necessary or desirable, notwithstanding that our doing so may necessitate deferral of publication of the relevant materials.



14/08/2020

Our Ref: 464265 SAS
Your Ref: DB Sage

Deutsche Bank AG
1 Appold Street
London
EC2A 2UU

Andy Smith
E: ADSmith@savills.com M:
+44 (0) 7967 555 480
DL: +44 (0) 20 7409 5993

33 Margaret Street
London
W1G 0GD
T: +44 (0) 20 7499 8644
savills.com

For the attention of David Morgans

CC: James Castle, Sage Housing Limited, 5th Floor, Orion House, 5 Upper St Martins Lane, London, WC2H 9EA

Dear Sir,

SPONSOR:	**SAGE SOCIAL HOUSING/BLACKSTONE REAL ESTATE PARTNERS LLP**
PORTFOLIO:	**1,715 AFFORDABLE RENT AND SOCIAL RENTED UNITS IN 118 NATIONWIDE LOCATIONS**

CONFIRMATION OF TERMS OF ENGAGEMENT FOR THE PROVISION OF VALUATION ADVICE

1. Thank you for your letter dated 24 June 2020 (received on 21 July 2020). We are grateful to you for your kind instructions to advise and now write to confirm the terms upon which Savills Advisory Services Limited (**Savills**, **we** or **us**) will provide Deutsche Bank AG (**you**) with a valuation report (the **Valuation** or **Report**) in respect of the above property or properties (each being a **Property**). Sage Housing Limited (the Borrower) is a party to this letter solely for the purposes of confirming that it will comply with the obligations regarding payment of our fee as set out in paragraph 7(n).

2. Our Valuation will be undertaken on the terms set out in this letter, including its appendices.

3. Please sign and return a copy of this letter to us to confirm your acceptance of the terms set out herein. In particular, we draw your attention to the fact that when signing this letter you are confirming your agreement to the limitation of our liability set out at paragraphs 7 - 12 inclusive.

4. Please note we will be unable to formally issue our final Report to you, and you will be unable to rely upon the contents of our Report, until such time as we have received your signed copy of this letter.

    CONFLICTS OF INTEREST

5.

    (a)   As previously advised, Savills Advisory Services has had a material connection or involvement with the Property or any other parties. More particularly, we or our Leeds office have valued some of these properties previously for loan security purposes. This notwithstanding, you, Deutsche Bank AG have provided your Informed Consent to us in writing.

    (b)   We confirm that we will provide an objective and unbiased valuation.



RICS RED BOOK

6. We shall prepare our Valuation in accordance with the RICS Valuation – Global Standards (incorporating the IVSC International Valuation Standards) effective from 31 January 2020 together, where applicable, with the UK National Supplement effective 14 January 2019, together the **''Red Book''**. Accordingly, we confirm that:

    (c)   Identification and status of the Valuer

        (i)   The Valuation will be the responsibility of and the Report will be signed by Andy Smith BSc MRICS, RICS Registered Valuer (the **Valuer**). The Valuer will work with colleagues as appropriate, and the Report will be counter-signed by at least one other RICS Registered Valuer.

        (ii)   The Valuer has sufficient current knowledge of the particular market(s) and sufficiently developed skills and understanding to undertake the valuation competently.

    (d)   Identification of the client and other intended users

        The client is the addressee of this letter. We will address our Report as follows:

To

    (a)   Deutsche Bank AG, London Branch and each if its affiliates in its capacity as arranger for the Facility Agreement
    (b)   [X] plc as Lender (as defined in the Facility Agreement) and each of its successors, assignees and transferees from time to time
    (c)   [CBRE Loan Services Limited] as Facility Agent and Security Agent on behalf of each Finance Party (as defined in the Facility Agreement) and each of their successors, assignees and transferees from time to time
    (d)   [CBRE Loan Services Limited] as Note Trustee and Issuer Security Trustee on behalf of the Noteholders (as defined in the Facility Agreement) and each of its successors, assignees and transferees from time to time
(together, the "Addressees")

Copies of the [Valuation] may be disclosed for information only to:

    (a) the respective agents, trustees and advisers of the Addressees in connection with the transactions;
    (b) the respective affiliates, employees, officers, directors and auditors of the Addressees;
    (c) any servicer of any loan under the Facility Agreement, and its advisers;
    (d) any actual or prospective investor in any securities issued in connection with a securitisation of any loan under the Facility Agreement, and their advisers;
    (e) any prospective or actual purchaser of any property or shares in an entity that owns any property either directly or indirectly;
    (f) any prospective purchaser, transferee or assignee of, or participant in, or hedge counterparty in respect of, any loan made under the Facility Agreement or other agreement in relation to the Facility Agreement;
    (g) a governmental, banking, taxation or other regulatory authority;
    (h) any rating agency actually or prospectively rating any securities issued in connection with a securitisation of any loan under the Facility Agreement, and its advisers;
    (i) any person pursuant to the rules of a stock exchange, listing authority or similar body; or
    (j) any person to whom disclosure is required by law, court order or regulation or in connection with legal or arbitration proceedings in connection with the [Valuation] or the Facility Agreement.

In addition, the Report or a reference to and summary of it (and the methodologies and concepts on which it is based) may be included in any information memorandum, offering circular, registration statement or similar document as may be required to comply with any applicable laws, regulations or official guidelines relating to the issuance of or investment in any securitisation of the loan under the Facility Agreement, provided that

    a.   the Report or any summary shall not be published until such time as you have first approved the form and context in which the Report or summary appears (such approval not to be unreasonably withheld or delayed) and are satisfied that the Report has been accurately reproduced or the summary is sufficiently accurate and comprehensive (as the case may be);

b. the Materials shall make clear that, with the exception of the Report or summary, Savills does not accept any responsibility for any part of the Materials or any other information issued by [insert issuer name] or any other person in connection with the transaction;

c. such Report or summary complies in all respects with the requirements of the Red Book and any applicable regulations or directives; and

if, in your opinion, any part of your Report becomes misleading or inaccurate between the date of issue of the Report and the date of issue of any Materials you shall have the right to withdraw your consent to our use of your Report or the summary unless and until you have made such amendments to it as you (acting reasonably and without undue delay) deem necessary or desirable, notwithstanding that our doing so may necessitate deferral of publication of the relevant materials.

(e)   Identification of the asset or liability to be valued

(i)   The property addresses are included at Appendix 4.

(ii)   The interests will be valued are 1,715 unit of Social Housing subject to the proposed occupational agreements, details to be confirmed in our Report.

(iii)   The interests to be valued comprises social housing stock..

(f)   The valuation will be in pounds sterling.

(g)   Purpose of the valuation

The Valuation is required for loan security (securitisation) purposes. It is important that the Report is not used out of context or for the purposes for which it was not intended. We shall have no responsibility or liability to any party in the event that the Report is used outside of the purposes for which it was intended, or outside of the restrictions on its use set out at sub-paragraph (l) below.

You have instructed us to report on the suitability of the property for lending purposes. So that we may do this, please provide details of the loan. This is a Red Book requirement and we will not be able to address this question, other than in general terms, without this information.

(h)   Bases of value

The bases of our Valuation will be Market Value, Existing Use Value - Social Housing and Market Rent, the definitions of which are set out at **Appendix 1** (attached).

(i)   Valuation date

The Valuation date will be the date of our report.

(j)   Extent of investigation

As discussed with you we will externally inspect completed properties at each site and on a 'reasonable endeavours' basis and where possible inspect a sample of properties internally If internal inspection is not possible the sponsor will provide internal plans, photographs and details of the internal specification.

(k)   Nature and source of information to be relied upon

•   We will carry out our Valuation based on the information listed below:

• Property Schedule as attached at **Appendix 4**
• Site plans
• Certificates of Title where available

- Developers/Sage specifications

- To the extent that you have instructed us to obtain information from a third party, you agree, unless it is otherwise agreed by us in writing, we can safely rely upon the accuracy, completeness and consistency of this information without further verification and that you will not hold us responsible in the event that any dispute regarding the Valuation arises from the accuracy of such information.

- Floor areas:

   We will not be measuring the Property. It is agreed that we will rely on Gross Internal Area (GIA) floor areas provided to us by Sage.

- We will not make formal searches with local planning authorities, but shall rely on the information provided informally by the local planning authority or its officers. We recommend you instruct lawyers to confirm the position in relation to planning and that the Report is reviewed in light of advice from your solicitors in this respect.

- For the avoidance of doubt, we accept no liability for any inaccuracy or omission contained in information disclosed by you or any third party or from the Land Registry or any database to which we subscribe. We will highlight in our Report where we have relied on such information.

(l)   Assumptions and Special Assumptions

Unless otherwise agreed, our Valuation will be reported on the basis of the general assumptions attached at **Appendix 2**, and the additional assumptions at Appendix 3.

Our Valuation will also be reported on the basis of the following additional Assumptions:

- For Market Value and EUV-SH we will assume that the units are complete.

(m)   Format of Report

We will adopt the relevant Savills Advisory Services Limited valuation report template, adapted, as necessary, to accommodate your instructions.

(n)   Restrictions on use, distribution or publication

(i)   Our Report shall be confidential to, and for the use only of, the Addressee(s) and no responsibility shall be accepted to any third party for the whole or any part of its contents.

(ii)   Neither the whole nor any part of our Report or any reference to it may be included in any published document, circular or statement, nor published, reproduced, referred to or used in any way without our prior written approval (with such approval to be given or withheld at our absolute discretion).

(iii)   Where any addressee is a lender, in the event of a proposal to place the loan on the Property in a syndicate, you must notify us so that we can agree the extent of our responsibility to further named parties. If this is not done or we do not agree to be responsible to further named parties, we shall have no responsibility to any party other than the Addressee(s).

(iv)   Draft reports, if provided, will be sent on the basis that they are provisional (i.e. subject to completion of our final report) and for your internal purposes only. They must not be published or disclosed and you will not be entitled to rely upon them for any purpose whatsoever. Savills neither owes nor accepts a duty of care to you in connection with any drafts and shall not be liable to you for any loss, damage, cost or expense of whatever nature caused by your use of or reliance on them. Should you choose to rely upon a draft you do so entirely at your own risk and you are responsible for carrying out your own independent investigations.

(o)   Confirmation that the valuation will be undertaken in accordance with IVS

We confirm we will prepare our Valuation in accordance with the RICS Valuation – Global Standards (incorporating the IVSC International Valuation Standards) effective from 31 January 2020 together, and where applicable, with the UK National Supplement effective 14 January 2019, together the **''Red Book''**.

We also confirm that the valuers will assess the appropriateness of all significant inputs.

(p)   The basis on which the fee will be calculated

(i)   The agreed fee for the provision of the Valuation is £99,500 plus VAT and is payable in pounds sterling. Unless otherwise agreed in writing, all reasonable expenses incurred will be added to the agreed fee. Such expenses shall include (but not be limited to) the cost of travelling, photography, plans, artwork for preparation of Report appendices, town planning documents, copying charges, couriers and subsistence.

(ii)   Our agreed fee and any expenses, together with any VAT (at the prevailing rate) on such amounts, shall become due and payable by Sage Housing Limited to us within 30 days of us issuing them with a valid VAT invoice in respect of such amounts. In the event that our fee is not paid by the date for payment we reserve the right to charge default interest at a rate of 4% above the Barclays Bank base rate for payment.

(iii)   In the event of our instructions being terminated at any time prior to completion of our work, a fee will become payable on a time basis (at our prevailing rates) for work carried out up to the date of termination, subject to a minimum of 50% of the agreed fee, together with all expenses incurred.

(iv)   If we incur any expenditure on solicitors or other third parties in order to recover the fee due, such amounts will be payable by you.

(v)   If we perform any additional services for you, we will agree an additional fee with you in respect of such services and such fee shall be payable in the manner set out above.

(vi)   You acknowledge that you shall not be entitled to rely upon our Report until such time as our fees have been paid as detailed here.

(q)   Savills Complaints Handling Procedure

A copy of our Client Complaints Handling Procedure can be made available to you on request.

(r)   Monitoring under RICS conduct and disciplinary regulations

Savills Advisory Services Limited is regulated by RICS for the provision of surveying services. This means we agree to uphold the RICS Rules of Conduct for Firms and all other applicable mandatory professional practice requirements of RICS, which can be found at www.rics.org. As an RICS regulated firm we have committed to cooperating with RICS in ensuring compliance with its standards. The firm's nominated RICS Responsible Principal is Tim Maynard (tmaynard@savills.com), Chief Financial Officer/Operations Director.

LIMITATIONS ON LIABILITY

7.   Subject to paragraph 11 below, our aggregate liability to any one, or more, or all of the Addressees or any other party who otherwise becomes entitled to rely upon the Report under or in connection with this agreement and our Valuation, however that liability arises (including, without limitation, a liability arising by breach of contract, arising by tort, including, without limitation, the tort of negligence, or arising by breach of statutory duty) shall be limited to the lower of:

(a)   33% of the Value (as defined below) of the Property stated in our Report; and

(b)   £30,000,000

8.   In paragraph 8, **Value** means:

(a)   where more than one value is stated for the same Property on different bases, the highest valuation figure recorded in our Report; and

(b)   in the case of valuations of portfolios, estates, shopping centres and other multi-unit properties within one Report, the aggregate of our valuations included in the one Report.

9.   You acknowledge and agree that we shall not be liable under or in connection with this agreement and the provision of our Valuation in tort (including negligence), breach of contract, breach of statutory duty or otherwise due to, under and/or arising out of or in connection with this agreement to the extent such loss or damage is consequential, indirect, special or punitive.

10.   You acknowledge and agree that none of our employees, partners or consultants individually has a contract with you or owes you a duty of care or personal responsibility. You agree that you will not bring a claim against any such individuals personally in connection with our services.

11.   Nothing in this agreement shall exclude or limit our liability for death or personal injury caused by our negligence or for any other liability that cannot be excluded by law.

INSURANCE

12.   During the period that we are producing our Valuation and for a period of six years thereafter, we will maintain in force, with insurers or underwriters approved by the RICS, professional indemnity insurance in an amount not less than the amount of our liability cap, as calculated pursuant to clause 7 above and shall, on your request, produce confirmation of the same from our insurance broker.

RELIANCE

13.   As stated above, we accept responsibility for our Report only to the Addressees and no third party may rely on our Report. We do not accept any responsibility to, and shall have no liability in respect of, any third parties unless otherwise agreed in writing even if that third party pays all or part of our fees, or is permitted to see a copy of our Valuation. In addition, the benefit of our Report is personal and neither you nor any other Addressee may assign the benefit of our Report to any third party without our prior written consent (with such consent to be given or withheld at our absolute discretion). You acknowledge that if we agree to extend reliance on our Report to any third party or to the benefit of our Report being assigned, we will require the relevant third party or assignee to enter into a reliance letter before such party is entitled to rely upon our Report. We will provide you with a copy of our reliance letter on request. If we agree to any such extension or assignment, we may charge you an additional fee.

CONFIDENTIALITY

14.   Neither party shall disclose any confidential information relating to the affairs, business, customers or clients of the disclosing party to any other party without the disclosing party's prior written consent except to those of the receiving party's employees, officers, representatives and/or advisors who need to know the information for the purposes of carrying out the receiving party's obligations under this agreement (save to the extent that the receiving party is compelled to disclose such information by law).

15.   Our Report is confidential to and for the use only of the Addressees, but the Addressees may disclose the Report on a non-reliance and without liability basis to their directors, officers, employees and professional advisers provided the relevant Addressee procures any person to whom our Report is disclosed pursuant to this paragraph 15 keeps the Report confidential and does not disclose it to any other party.

DATA PROTECTION

16. We may use your personal information in our provision of services to you. Please see our Privacy Notice for details of how your personal information will be used. Our Privacy Notice can be found at the following web address: http://www.savills.co.uk/footer/privacy-policy.aspx

REINSTATEMENT COSTS

17. If you have instructed us to report on the reinstatement cost of the Property for insurance purposes, we will provide you with an approximate opinion of such cost only. You acknowledge and agree that the provision of our opinion of the reinstatement cost is provided to you strictly without liability and on a non-reliance basis. If you require a reinstatement cost figure on which you may rely, please let us know and we will ask our building surveying colleagues to provide a fee estimate.

SUB-CONTRACTING

18. We may sub-contract the provision of any services to be performed by us pursuant to this agreement (including, without limitation, to other companies that are direct or indirect subsidiaries of Savills plc) provided that we will remain responsible to you for the provision of those services and the provision of our Report. We may request that you pay any sub-contractor directly for those of our fees which relate to work carried out by the sub-contractor. In these circumstances, the fees in question are to be paid by you directly to the sub-contractor and we will be entitled to assign to the sub-contractor any rights that we have in respect of those fees.

MONEY LAUNDERING

19. You shall promptly, upon request, provide us with any information reasonably required to enable us to comply with our obligations under the Money Laundering Regulations and our internal compliance policies relating to the same. For the avoidance of doubt, searches may also be conducted on your directors and "beneficial owners" as is required by the legislation. You agree that we may retain such information and documentation for these purposes and make searches of appropriate databases electronically. If such information is not provided within a reasonable time or you do not meet the requirements set out in our relevant internal policies, we may terminate this instruction immediately upon written notice to you.

HEALTH AND SAFETY

20. If we are undertaking physical inspections of the Property, you shall take reasonable steps to procure that the owner and/or occupier of the Property: (a) advises us of any hazards to which our staff may be exposed at the Property (b) provides us with any relevant health and safety policies and (c) arranges for any site visits to the Property to be hosted by a representative of the owner/occupier of the Property.

JURISDICTION

21. This agreement and any dispute arising from the Valuation is subject to English jurisdiction and law.

APPENDICES

22. Your attention is drawn to the attached appendices which form part of the agreement between us and on which our Valuation will be reported. By signing a copy of this letter you are also confirming your agreement to them.

Yours faithfully,



RICS Registered Valuer
Director

For and on behalf of Savills Advisory Services Limited



Client Acceptance

I confirm Deutsche Bank AG 's agreement to this letter and the attached appendices and, in particular, confirm that the limitation on liability set out in paragraph 7 above is acknowledged, considered reasonable and accepted:

Signed by Deutsche Bank AG , by its duly authorised signatory:

Signature

Name (in capitals)   DAVID MORGANS

Position   DIRECTOR - BRM REV

Date   17/08/2020

Borrower confirmation regarding payment of fee

I confirm Sage Rented Limited's agreement to pay the agreed fee as specified and in accordance with the terms set out in paragraph 7(n) of this letter:

Signed by Sage Rented Limited's duly
authorised signatory

Name (in capitals)

Position

Date

Appendix 1: Definitions and Bases of Valuation

Assumption

A supposition taken to be true. It involves facts, conditions or situations affecting the subject of, or approach to, a valuation that, by agreement, do not need to be verified by the valuer as part of the valuation process. Typically, an assumption is made where specific investigation by the valuer is not required in order to prove that something is true (RICS Valuation – Global Standards, 2020).

Depreciated Replacement Cost

The current cost of replacing an asset with its modern equivalent asset less deductions for physical deterioration and all relevant forms of obsolescence and optimisation (RICS Valuation – Global Standards, 2020).

Equitable Value

The estimated price for the transfer of an asset or liability between identified knowledgeable and willing parties that reflects the respective interests of those parties (IVS 104 – Bases of Value), (RICS Valuation – Global Standards 2020).

Existing Use Value

The estimated amount for which an asset or liability should exchange on the Valuation date between a willing buyer and a willing seller in an arm's length transaction after proper marketing and where the parties had acted knowledgeably, prudently and without compulsion, assuming that the buyer is granted vacant possession of all parts of the asset required by the business and disregarding potential alternative uses and any other characteristics of the asset that would cause its market value to differ from that needed to replace the remaining service potential at least cost (RICS Valuation – Global Standards 2017, UK national supplement).

Existing Use Value is to be used only for valuing property that is owner occupied by a business, or other entity, for inclusion in financial statements.

Existing Use Value for Social Housing (EUV-SH)

An opinion of the best price at which the sale of an interest in a property would have been completed unconditionally for a cash consideration on the valuation date, assuming:

a)   a willing seller

b)   that prior to the valuation date there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest for the agreement of the price and terms and for the completion of the sale

c)   that the state of the market, level of values and other circumstances were on any earlier assumed date of exchange of contracts, the same as on the date of valuation

d)   that no account is taken of any additional bid by a prospective purchaser with a special interest

e)   that both parties to the transaction had acted knowledgeably, prudently and without compulsion

f)   that the property will continue to be let by a body pursuant to delivery of a service for the existing use

g)   that the vendor would only be able to dispose of the property to organisations intending to manage their housing stock in accordance with the regulatory body's requirements

h)   that properties temporarily vacant pending re-letting should be valued, if there is a letting demand, on the basis that the prospective purchaser intends to re-let them, rather than with vacant possession and

i)   that any subsequent sale would be subject to all the same assumptions above. (UK VPGA 7)

External Valuer

A valuer who, together with any associates, has no material links with the client, an agent acting on behalf of the client or the subject of the assignment. (RICS Valuation – Global Standards 2020). Unless otherwise stated, External Valuer does not refer to the role of an external valuer within the context of the Alternative Investment Fund Managers Directive 2011/61/EU and its implementing provisions in the United Kingdom unless agreed otherwise in writing.

Fair Value

The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (RICS Valuation – Global Standards 2020).

Gross Development Value (GDV)

The aggregate market value of the proposed development, assessed on the assumption that the development is complete at the date of valuation in the market conditions prevailing at that date.

Investment Value (or Worth)

The value of an asset to a particular owner or prospective owner for individual investment or operational objectives (RICS Valuation – Global Standards 2020).

Market Rent

The estimated amount for which an interest in real property should be leased on the valuation date between a willing lessor and a willing lessee on appropriate lease terms in an arm's length transaction, after proper marketing and where the parties had each acted knowledgably, prudently and without compulsion (RICS Valuation – Global Standards 2020).

Market Value

The estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm's length transaction, after proper marketing and where the parties had each acted knowledgably, prudently and without compulsion (RICS Valuation – Global Standards 2020).

Special Assumption

An assumption that either assumes facts that differ from the actual facts existing at the valuation date or that would not be made by a typical market participant in a transaction on the valuation date (RICS Valuation – Global Standards 2020).

Appendix 2: General assumptions and conditions applicable to all valuations

Unless otherwise agreed in writing and /or stated in our report, our Valuation will be carried out on the basis of the following general assumptions and conditions in relation to each Property that is the subject of our Report. If any of the following assumptions or conditions are not valid, this may be that it has a material impact on the figure(s) reported and in that event we reserve the right to revisit our calculations.

1. That the Property(ies) is/are not subject to any unusual or especially onerous restrictions, encumbrances or outgoings and good title can be shown. Should there be any mortgages or charges, we have assumed that the property(ies) would be sold free of them. We have not inspected the Title Deeds or Land Registry Certificate.

2. That we have been supplied with all information likely to have an effect on the value of the Property(ies), and that the information supplied to us and summarised in this Report is both complete and correct.

3. That the building(s) has/have been constructed and is/are used in accordance with all statutory and bye-law requirements, and that there are no breaches of planning control and any future construction or use will be lawful.

4. That the Property(ies) is not adversely affected, nor likely to become adversely affected, by any highway, town planning or other schemes or proposals, and that there are no matters adversely affecting value that might be revealed by a local search, replies to usual enquiries, or by any statutory notice (other than those points referred to above).

5. That the building(s) is/are structurally sound, and that there are no structural, latent or other material defects, including rot and inherently dangerous or unsuitable materials or techniques, whether in parts of the building(s) we have inspected or not, that would cause us to make allowance by way of capital repair (other than those points referred to above). Our inspection of the Property(ies) and our Report do not constitute a building survey or any warranty as to the state of repair or refurbishment of the Property(ies). Our Valuation is on the basis that a building survey would not reveal material defects or cause us to alter our Valuation materially.

6. That there is unrestricted access to the Property(ies) and that the site(s) is/are connected, or capable of being connected without undue expense, to the public services of gas, electricity, water, telephones and sewerage.

7. Sewers, mains services and roads giving access to the Property(ies) have been adopted, and any lease provides rights of access and egress over all communal estate roadways, pathways, corridors, stairways and the use of communal grounds, parking areas and other facilities.

8. That in the construction or alteration of the building(s) no use was made of any deleterious or hazardous materials or techniques, such as high alumina cement, calcium chloride additives, woodwool slabs used as permanent shuttering and the like (other than those points referred to above). We have not carried out any investigations into these matters.

9. That the Property(ies) is/are free from environmental hazards and has/have not suffered any land contamination in the past, nor is likely to become so contaminated in the foreseeable future. We have not carried out any soil tests or made any other investigations in this respect, and we cannot assess the likelihood of any such contamination.

10. That any tenant(s) is/are capable of meeting its/their obligations, and that there are no arrears of rent or undisclosed breaches of covenant.

11. In the case of a Property(ies) where we have been asked to value the site under the special assumption that the Property(ies) will be developed, there are no adverse site or soil conditions, that the Property(ies) is/are not adversely affected by the Town and Country Planning (Environmental Impact Assessment) Regulations 2017 that the ground does not contain any archaeological remains, nor that there is any other matter that would cause us to make any allowance for exceptional delay or site or construction costs in our Valuation.

12. We will not make any allowance for any Capital Gains Tax or other taxation liability that might arise upon a sale of the Property(ies).

13. Our Valuation will be exclusive of VAT (if applicable).

14. No allowance will be made for any expenses of realisation.

15. Excluded from our Valuation will be any additional value attributable to goodwill, or to fixtures and fittings which are only of value in situ to the present occupier.

16. When valuing two or more properties, or a portfolio, each property will be valued individually and no allowance will be made, either positive or negative, should it form part of a larger disposal. The total stated will be the aggregate of the individual Market Values.

17. In the case of a Property(ies) where there is a distressed loan we will not take account of any possible effect that the appointment of either an Administrative Receiver or a Law of Property Act Receiver might have on the perception of the Property(ies) in the market and its/their subsequent valuation, or the ability of such a Receiver to realise the value of the property(ies) in either of these scenarios.

18. No allowance will be been made for rights, obligations or liabilities arising under the Defective Premises Act 1972, and it will be assumed that all fixed plant and machinery and the installation thereof complies with the relevant UK and EU legislation, insofar that the latter is applicable.

19. Our Valuation will be based on market evidence which has come into our possession from numerous sources, including other agents and valuers and from time to time this information is provided verbally. Some comes from databases such as the Land Registry or computer databases to which Savills subscribes. In all cases, other than where we have had a direct involvement with the transactions being used as comparables in our Report, we are unable to warrant that the information on which we have relied is correct.

Appendix 3:   Further General Assumptions applicable to residential valuations

The following general assumptions apply to residential property valuations and are in addition to the general assumptions at Appendix 2.

1.   Where the Property comprises flats or maisonettes, unless instructed or otherwise aware to the contrary, we will assume that:

   (a)   The costs of repairs and maintenance or the building and grounds are shared equitably between the flats and maisonettes.

   (b)   There are suitable, enforceable covenants between all leaseholds, or through the landlord or the owner.

   (c)   There are no onerous liabilities outstanding.

   (d)   There are no substantial defects, or other matters requiring expenditure (in excess of the current amount or assumed amount of service charge payable on an annual basis), expected to result in charges to the leaseholder, or owner of the Property, during the next five years, equivalent to 10% or more of the reported Market Value.

2.   Where the dwelling is leasehold and it is not possible to inspect the lease or details have not been provided, the following further assumptions will be made, unless instructed to the contrary:

   (a)   The unexpired term of the lease is 85 years, and no action is being taken by any eligible party with a view to acquiring the freehold or to extending the lease term.

   (b)   That there are no exceptionally onerous covenants upon the leaseholder.

   (c)   The lease cannot be determined except on the grounds of a serious breach of covenant in the existing lease agreement.

   (d)   If there are separate freeholders, head and/or other sub-head leaseholders, the terms and conditions of all the leases are in the same form and contain the same terms and conditions.

   (e)   The lease terms are mutually enforceable against all parties concerned.

   (f)   There are no breaches of covenants or disputes between the various interests concerned.

   (g)   The leases of all the properties in the building/development are materially the same.

   (h)   The ground rent stated or assumed is not subject to unreasonable review and is payable throughout the expired lease term.

   (i)   In the case of blocks of flats or maisonettes of over six dwellings, the freeholder manages the property directly or there is an appropriate management structure in place.

   (j)   There is a dutyholder, as defined in the Control of Asbestos Regulations 2012, and there are in place an asbestos register and effective management plan, which does not require any immediate expenditure, pose a significant risk to health or breach of the Health and Safety Executive (HSE) regulations.

   (k)   Where the Property forms part of a mixed residential or commercially used block or development, there will be no significant changes in the existing pattern of use.

   (l)   Where the Property forms part of a development containing separate blocks of dwellings, the lease terms of the Property apply only to the block. There will be no requirement to contribute towards costs relating to the other parts of the development, other than in respect of common roads, paths, communal grounds and services.

   (m)   Where the Property forms part of a larger development, the ownership of which has since been divided, all necessary rights and reservations have been reserved.

   (n)   There are no unusual restrictions on assignment or sub-letting of the Property for residential purposes.

   (o)   There are no outstanding claims or litigation concerning the lease of the Property or any others within the same development.

(p)   Where the Property benefits from additional facilities within a development, the lease makes adequate provision for the lessee to continue to enjoy them with exceptional restriction, for the facilities to be maintained adequately, and that there are no charges over and above the service charge for such use and maintenance.

3.   In respect of insurance the following assumptions will be made, unless instructed otherwise:

    (a)   The Property can be insured under all-risks cover for the current reinstatement cost and is available on normal terms.

    (b)   There are no outstanding claims or disputes.

    (c)   Where individuals in a block makes separate insurance arrangements, the leases make provision for mutual enforceability of insurance and repairing obligations and

    (d)   Any landlord responsible for insurance is required to rebuild the Property with the alterations that may be necessary to comply with current Building Regulations and planning requirements.

Appendix 7
General Assumptions

Bases of Value & General Assumptions and Conditions

Assumption

A supposition taken to be true. It involves facts, conditions or situations affecting the subject of, or approach to, a valu ation that, by agreement, do not need to be verified by the valuer as part of the valuation process. Typically, an assumption is m ade where specific investigation by the valuer is not required in order to prove that something is true (RICS Valuation – Global Standards, 2020).

Depreciated Replacement Cost

The current cost of replacing an asset with its modern equivalent asset less ded uctions for physical deterioration and all relevant forms of obsolescence and optimisation (RICS Valuation – Global Standards, 2020).

Equitable Value

The estimated price for the transfer of an asset or liability between identified knowledgeable and willing parties that reflects the respective interests of those parties (IVS 104 – Bases of Value), (RICS Valuation – Global Standards 2020).

Existing Use Value

The estimated amount for which an asset or liability should exchange on the Valuation date between a w illing buyer and a willing seller in an arm's length transaction after proper marketing and where the parties had acted knowledgeably, prudently and without compulsion, assuming that the buyer is granted vacant possession of all parts of the asset required by the business and disregarding potential alternative uses and any other characteristics of the asset that would cause its market value to diffe r from that needed to replace the remaining service potential at least cost (RICS Valuation – Global Standards 2017, UK national supplement).

Existing Use Value is to be used only for valuing property that is owner occupied by a business, or other entity, for inclusi on in financial statements.

Existing Use Value for Social Housing (EUV-SH)

An opinion of the best price at which the sale of an interest in a property would have been completed unconditionally for a cash consideration on the valuation date, assuming:

a) a willing seller

b) that prior to the valuation date there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest for the agreement of the price and terms and for the completion of the sale

c) that the state of the market, level of values and other circumstances were on any earlier assumed date of exchange of contracts, the same as on the date of valuation

d) that no account is taken of any additional bid by a prospective purchaser with a special interest

e) that both parties to the transaction had acted knowledge ably, prudently and without compulsion

f) that the property will continue to be let by a body pursuant to delivery of a service for the existing use

g) that the vendor would only be able to dispose of the property to organisations intending to manage their housing stock in accordance with the regulatory body's requirements

h) that properties temporarily vacant pending re-letting should be valued, if there is a letting demand, on the basis that the prospective purchaser intends to re-let them, rather than with vacant possession and

i) that any subsequent sale would be subject to all the same assumptions above. (UK VPGA 7)

External Valuer

A valuer who, together with any associates, has no material links with the client, an agent acting on behalf of the client or the subject of the assignment. (RICS Valuation – Global Standards 2020). Unless otherwise stated, External Valuer does not refer to the role of an external valuer within the context of the Alternative Investment Fund Managers Directive 2011/61/EU and i ts implementing provisions in the United Kingdom unless agreed otherwise in writing.

Fair Value

The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (RICS Valuation – Global Standards 2020).

Gross Development Value (GDV)

The aggregate market value of the proposed development, assessed on the assumption that the development is complete at the date of valuation in the market conditions prevailing at that date.

Investment Value (or Worth)

The value of an asset to a particular owner or prospective owner for individual investment or operational objectives (RICS Valuation – Global Standards 2020).

Market Rent

The estimated amount for which an interest in real property should be leased on the valuation date between a willing lessor and a willing lessee on appropriate lease terms in an arm's length transaction, after proper marketing and where the parties had each acted knowledgably, prudently and without compulsion (RICS Valuation – Global Standards 2020).

Market Value

The estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm's length transaction, after proper marketing and where the parties had each acted knowledgably, prudently and without compulsion (RICS Valuation – Global Standards 2020).

Special Assumption

An assumption that either assumes facts that differ from the actual facts existing at the valuation date or that would not be made by a typical market participant in a transaction on the valuation date (RICS Valuation – Global Standards 2020).

Bases of Value & General Assumptions and Conditions

Appendix 2: General assumptions and conditions applicable to all valuations

Unless otherwise agreed in writing and /or stated in our report, our Valuation will be carried out on the basis of the following general assumptions and conditions in relation to each Property that is the subject of our Report. If any of the following assumptions or conditions are not valid, this may be that it has a material impact on the figure(s) reported and in that event we reserve the right to revisit our calculations.

1. That the Property(ies) is/are not subject to any unusual or especially onerous restrictions, encumbrances or outgoings and good title can be shown. Should there be any mortgages or charges, we have assumed that the property(ies) would be sold free of them. We have not inspected the Title Deeds or Land Registry Certificate.

2. That we have been supplied with all information likel y to have an effect on the value of the Property(ies), and that the information supplied to us and summarised in this Report is both complete and correct.

3. That the building(s) has/have been constructed and is/are used in accordance with all statutory and b ye-law requirements, and that there are no breaches of planning control and any future construction or use will be lawful.

4. That the Property(ies) is not adversely affected, nor likely to become adversely affected, by any highway, town planning or other schemes or proposals, and that there are no matters adversely affecting value that might be revealed by a local search, replies to usual enquiries, or by any statutory notice (other than those points referred to above).

5. That the building(s) is/are structurally sound, and that there are no structural, latent or other material defects, including rot and inherently dangerous or unsuitable materials or techniques, whether in parts of the building(s) we have inspected or not, that would cause us to make allowance by way of capital repair (other than those points referred to above). Our inspection of the Property(ies) and our Report do not constitute a building survey or any warranty as to the state of repair or refurbishment of the Property(ies). Our Valuation is on the basis that a building survey would not reveal material defects or cause us to alter our Valuation materially.

6. That there is unrestricted access to the Property(ies) and that the site(s) is/are connected, or capable of being connected without undue expense, to the public services of gas, electricity, water, telephones and sewerage.

7. Sewers, mains services and roads giving access to the Property(ies) have been adopted, and any lease provides rights of access and egress over all communal estate roadways, pathways, corridors, stairways and the use of communal grounds, parking areas and other facilities.

8. That in the construction or alteration of the building(s) no use was made of any deleterious or hazardous materials or techniques, such as high alumina cement, calcium chloride additives, woodwool slabs used as permanent shuttering and the like (other than those points referred to above). We have not carried out any investigations into these matters.

9. That the Property(ies) is/are free from environmental hazards and has/have not suffered any land contamination in the past, nor is likely to become so contaminated in the foreseeable future. We have not carried out any soil tests or made any other investigations in this respect, and we cannot asses s the likelihood of any such contamination.

10. That any tenant(s) is/are capable of meeting its/their obligations, and that there are no arrears of rent or undisclosed breaches of covenant.

11. In the case of a Property(ies) where we have been asked to value the site under the special assumption that the Property(ies) will be developed, there are no adverse site or soil conditions, that the Property(ies) is/are not adversely affected by the Town and Country Planning (Environmental Impact Assessment) Regulations 2 017 that the ground does not contain any archaeological remains, nor that there is any other matter that would cause us to make any allowance for exceptional delay or site or construction costs in our Valuation.

12. We will not make any allowance for any Capital Gains Tax or other taxation liability that might arise upon a sale of the Property(ies).

13.   Our Valuation will be exclusive of VAT (if applicable).

14.   No allowance will be made for any expenses of realisation.

15.   Excluded from our Valuation will be any additional value attributable to goodwill, or to fixtures and fittings which are only of value in situ to the present occupier.

16.   When valuing two or more properties, or a portfolio, each property will be valued individually and no allowance will be made, either positive or negative, should it form part of a larger disposal. The total stated will be the aggregate of the individual Market Values.

17.   In the case of a Property(ies) where there is a distressed loan we will not take account of any possible effect that the appointment of either an Administrative Receiver or a Law of Property Act Receiver might have on the perception of the Property(ies) in the market and its/their subsequent valuation, or the ability of such a Receiver to realise the value of the property(ies) in either of these scenarios.

18.   No allowance will be been made for rights, obligations or liabilities arising under the Defective Premises Act 1972, and it will be assumed that all fixed plant and machinery and the installation thereof complies with the relevant UK and EU legislation, insofar that the latter is applicable.

19.   Our Valuation will be based on market evidence which has come into our possession from numerous sources, including other agents and valuers and from time to time this information is provided verbally. Some comes from databases such as the Land Registry or computer databases to which Savills subscribes. In all cases, other than where we have had a direct involvement with the transactions being used as comparables in our Report, we are unable to warrant that the information on which we have relied is correct.

Bases of Value & General Assumptions and Conditions

Appendix 3: Further General Assumptions applicable to residential valuations

The following general assumptions apply to residential property valuations and are in addition to the general assumptions at Appendix 2.

1. Where the Property comprises flats or maisonettes, unless instructed or otherwise aware to the contrary, we will assume that:

   (a) The costs of repairs and maintenance or the building and grounds are shared equitably betwe en the flats and maisonettes.

   (b) There are suitable, enforceable covenants between all leaseholds, or through the landlord or the owner.

   (c) There are no onerous liabilities outstanding.

   (d) There are no substantial defects, or other matters requiring expenditure (in excess of the current amount or assumed amount of service charge payable on an annual basis), expected to result in charges to the leaseholder, or owner of the Property, during the next five years, equivalent to 10% or more of the reported Market Value.

2. Where the dwelling is leasehold and it is not possible to inspect the lease or details have not been provided, the following further assumptions will be made, unless instructed to the contrary:

   (a) The unexpired term of the lease is 85 years, and no action is being taken by any eligible party with a view to acquiring the freehold or to extending the lease term.

   (b) That there are no exceptionally onerous covenants upon the leaseholder.

   (c) The lease cannot be determined except on the grounds of a serious breach of coven ant in the existing lease agreement.

   (d) If there are separate freeholders, head and/or other sub-head leaseholders, the terms and conditions of all the leases are in the same form and contain the same terms and conditions.

   (e) The lease terms are mutually enforceable against all parties concerned.

   (f) There are no breaches of covenants or disputes between the various interests concerned.

   (g) The leases of all the properties in the building/development are materiallythe same.

   (h) The ground rent stated or assumed is not subject to unreasonable review and is payable throughout the expired lease term.

   (i) In the case of blocks of flats or maisonettes of over six dwellings, the freeholder manages the propertydirectly or there is an appropriate management structure in place.

   (j) There is a dutyholder, as defined in the Control of Asbestos Regulations 2012, and there are in place an asbestos register and effective management plan, which does not require any immediate expenditure, pose a significant risk to health or breach of the Health and Safety Executive (HSE) regulations.

   (k) Where the Property forms part of a mixed residential or commercially used block or development, there will be no significant changes in the existing pattern of use.

   (l) Where the Property forms part of a development containing separate blocks of dwellings, the lease terms of the Property apply only to the block. There will be no requirement to contribute towards costs relating to the other parts of the development, other than in respect of common roads, paths, communal grounds and services.

(m) Where the Property forms part of a larger development, the ownership of which has since been divided, all necessary rights and reservations have been reserved.

(n) There are no unusual restrictions on assignment or sub-letting of the Property for residential purposes.

(o) There are no outstanding claims or litigation concerning the lease of the Property or any others within the same development.

(p) Where the Property benefits from additional facilities within a development, the lease makes adeq uate provision for the lessee to continue to enjoy them with exceptional restriction, for the facilities to be maintained adequately, and that there are no charges over and above the service charge for such use and maintenance.

3. In respect of insurance the following assumptions will be made, unless instructed otherwise:

(a) The Property can be insured under all-risks cover for the current reinstatement cost and is available on normal terms.

(b) There are no outstanding claims or disputes.

(c) Where individuals in a block makes separate insurance arrangements, the leases make provision for mutual enforceability of insurance and repairing obligations and

(d) Any landlord responsible for insurance is required to rebuild the Property with the alterations that maybe necessaryto comply with current Building Regulations and planningrequirements.

Appendix 8
Fire Safety and External Wall system information

Residential buildings with External Wall Systems

Please provide as much detail as possible about any properties which have external wall systems by answering the following questions.

These questions should be answered by your Head of Assets or a senior member of your assets team.

1. ***Do you have any multi storey or multi occupied residential buildings within the portfolio that have either external wall systems? Please provide a schedule of the properties concerned including details of the types of wall systems in place.***

   Bloom apartments
   Block C HA rented units specifically comprises of 12 one, two and three bed units set over Ground + 5 storeys within 1 stair core. The construction is generally RC frame with SFS/ masonry external wall. The cladding appears to be made of brick.
   Duncan House:
   The external façade details confirming the external cladding system is made up of a concrete panel ("Techcrete") with mineral fibre insulation. The design is in accordance with the 2010 building regulations.

2. ***Please confirm that you have conformed with the External Wall Fire Review process and, for any buildings with potentially combustible external wall systems, have obtained an External Wall Survey (EWS1) by a competent chartered professional with suitable fire expertise, within the last five years or since any alterations.***

   Bloom House & Duncan House:
   No EWS1 is held on file and I believe this is due to the building's external wall system conforming to Building Reg 2018 although it was rightly not certified under this revision of the regulations.

3. ***Please provide a copy of the EWS1 forms where available and applicable i.e. for any multi storey building where concern about the external wall system exists.***

   Bloom House & Duncan House:
   Not applicable.

4. ***Please confirm that the advice issued by the Government's Building Safety Programme, in particular in the Advice Note published 20 January 2020, has been followed and complied with.***
   Bloom House:
   Not all aspects of the advice note will be complied with. For instance the guidance around balcony floor finishes (here, it is treated wood). The construction of the building was largely complete at the point of the issuing of this advice note (and the advice notes issued prior to January 2020). This building completed construction in Feb 2020.
   Duncan House:
   As with Bloom House, Duncan House, construction completed by Oct 2019 and we cannot confirm that all aspects of the guidance issued in January 2020 was complied with.

5. ***Where relevant please confirm that you or your appointed competent professional advisors(s) are satisfied that, for any multi occupancy residential buildings with external wall systems, the systems have been installed and maintained appropriately in accordance with the manufacturers recommendations?***

   Bloom House:
   As a buyer of the property we are relying on the building control and building warranty inspections and subsequent findings to ensure that installation was undertaken in line with manufacturers recommendations. Maintenance is not required as the systems are less than a year old.

Duncan House:

As a buyer of the property we are relying on the building control and building warranty inspections and subsequent findings to ensure that installation was undertaken in line with manufacturers recommendations. Maintenance is dealt with by the buildings freeholder and managing agent as Sage own only flat leases which excludes the external wall build-up.

6. **If you are not able to provide such confirmation, please confirm which of the buildings are affected and what actions you have taken, or propose to take, to follow the advice given in the above Building Safety Programme Advice Note dated January 2020. Please provide cost estimates of any remedial work which has been undertaken, is underway or planned, together with supporting details (e.g. professional reports).**

   Bloom House & Duncan House:
   No action is taking place to our knowledge.

7. **Please confirm that you have up to date fire risk assessments, that any items which have been categorised as 1 (urgent) have been addressed and rectified, and that you are taking general fire precautions for these buildings within the scope of the Regulatory reform (Fire Safety) order 2005 and Regulation B4(1) of the Buildings Regulations.**

   Bloom House & Duncan House:
   A FRA was undertaken voluntarily by Sage prior to occupation and all relevant findings were remediated before occupation of the block. An annual inspection and FRA will be undertaken annually or as required by law.

8. **Please provide details of any other measures you have taken to ensure tenant safety.**

   Bloom House & Duncan House:
   None. All actions recommended by the FRA were seen to.

9. **Where you are not the freeholder of the building, please provide evidence that the freeholder has undertaken all of the requirements referred to above and has provided you with evidence that they have done so.**

   Bloom House:
   Not applicable- we are the freeholder.

   Duncan House:
   We do not yet have this evidence however no remedial work is planned for the building and no maintenance, or FRA is due.

10. **Finally, please provide a declaration that the information provided in response to these questions is complete and accurate to the best of your knowledge.**

    This information is accurate to the best of my knowledge.

23 January 2020

Appendix 9
Comparable Investment Transactions

Deutsche Bank AG

Investment Transactions

We provide below a summary of investment transactions from the past 24 months as follows:

Greater London

Totteridge Place, Highbrook House, Quayle Crescent, N20



Date Sold:	December 2018
Price:	£16,450,000
Gross Initial Yield:	3.70%
Net Initial Yield:	2.62%
Discount to VP:	c20%

Totteridge Place is a development by Crest Nicholson located within Totteridge, Barnet. The scheme fronts High Road within the town centre, with Totteridge & Whetstone underground station (Northern Line) located within ½ mile to the north.

A portfolio of 34 apartments was acquired by a residential REIT at the end of 2018. The portfolio comprised 11 one bed, 16 two bed and 7 three bed flats, located within Block D. The acquisition was a forward commit purchase of a broken block.

The strategy of the REIT was to use GLA funding to convert the units to shared ownership tenure. The purchase price was £16,450,000, which equated to a gross yield of 3.70%, a gross yield after purchasers costs of 3.50%, and a net initial yield after a deduction of operational expenditure of 25% of 2.62%. The discount from vacant possession was approximately 20%.

North West

<u>Hilton House, Lord Street, Stockport</u>



Date Sold:	Q2 2018
Price:	c£5,600,000
Gross Initial Yield:	7.25%
Net Initial Yield:	4.60%

Hilton House is a former office building situated within a 5 minute walk of Stockport rail station. The scheme has consent for conversion to provide 52 apartments, comprising 21 one bedroom apartments and 31 two bedroom apartments, with 55 car parking spaces also provided.

Confidentially the scheme is currently under offer to a Housing Association who has agreed to forward purchase the units upon completion. The Estimated Rental Value was £426,660 per annum, however the scheme was subject to a ground rent of £20,000 per annum payable to the Council. As such the gross rent reduced to £406,660 before an allowances for operating expenditure were considered.

The purchase price based off the adjusted gross rental equated to a gross initial yield of 7.25%, and a net initial yield of 4.60%. The discount from aggregate vacant possession value was approximately 10%, with the price paid equating to £187 per sq ft NSA.

Carlton House, 153 Upper Chorlton Road, Manchester, M16 7SH



Date Sold:	Q2 2018
Price:	£3,200,000
Gross Initial Yield:	6.22%
Net Initial Yield:	4.40%

Carlton House is a purpose built apartment scheme situated within the Whalley Range area of south Manchester. The area is popular and is seen a more affordable alternative to Chorlton and Didsbury which are situated in close proximity to the south. The scheme comprises 20 three bedroom apartments, all let and producing £199,080 per annum.

The flats internally are modern and well presented, with the specification contemporary and desirable. The flats comprise between 730 sq ft and 800 sq ft, with the majority benefiting from balconies. Along with 16 under cover car parking space, a large residents garden is provided to the rear.

The property sold in Q2 2018 for £3,200,000, with the guide seeking offers in excess of £2,700,000. The purchase price reflects a gross initial yield of 6.22% (5.88% after purchasers costs), and a net yield after 25% operational costs of 4.40%. Assuming an average end value of £190,000 per apartment, the purchase price reflects a discount from vacant possession of approximately 15%.

The Rock, Bury



Date Sold:	June 2017
Price:	£22.1 million
Gross Initial Yield:	7.35%
Net Initial Yield:	4.80%

The Rock comprises a modern shopping centre investment located in Bury town centre owned by Kennedy Wilson Europe. The investor completed an apartment development within the scheme in 2014 following their acquisition of the investment. The investment comprises 233 units and is reported to be 97% occupied.

In June 2017 Grainger completed the acquisition of a leasehold interest in the PRS investment for £22.1 million. This was reported to reflect a net yield of c.5%, albeit the sale has been analysed confidentially at 4.80% after deduction of operating costs and purchase costs. The operating costs were higher, which reflected the residential incorporating a service charge for the wider building. The Gross Yield was 7.35% (6.97% after purchasers costs) off a passing rental of £1,629,120 per annum.

North East / Yorkshire

Redworth Court and Freeman, Saxton Gardens, Leeds, LS9 8DU



Date Sold:	Q4 2018
Price:	£2,825,000
Gross Yield:	7.30%
Net Yield:	5.20%

This is an unbroken freehold estate comprising 14 houses and 10 flats situated just over 1 mile to the east of Leeds city centre. The scheme is recently built, with 22 of the units let at the time of sale, generating £169,860 per annum. Once fully let the estimated rental value was £207,000 per annum.

The units were modern and benefitted from a contemporary and appealing specification. Only four were new build, with the remainder being full redevelopment of existing properties, which along with internal works included new roofs, windows and external brick treatment.

The portfolio was marketed on a private treaty basis and was purchased for £2,825,000. Based on the ERV of £207,000 per annum, the purchase price reflects a gross yield of 7.30%, a gross yield after purchaser's costs of 6.90% and a net yield (assuming 25% deduction for operational expenditure) of 5.20%.

Midlands

Bourneville Park, Manor House Drive, Birmingham, B31 2FN



Date Sold:	Under Offer
Price:	£5,040,000
Discount to VP:	11%

Bourneville Park is a development by Crest Nicholson located within Bourneville, which is a southern suburb of Birmingham. A Registered Provider has submitted an offer to acquire a block of 29 apartments, comprising 20 one bedroom units and 9 two bedroom units. The purchaser's strategy following acquisition is to convert the units into shared ownership with grant funding being provided by Homes England.

We do not have an analysis of yield metrics, however the price paid reflected a discount from vacant possession of 11%.

Houlton Meadows, Crick Road, Rugby, CV23 0AB



Date Sold:	Under Offer
Price:	£10,974,000
Gross Initial Yield:	4.60%
Net Initial Yield:	3.25%
Discount to VP:	12%

Houlton Meadows is a development by Bellway Homes. It is situated within Rugby, approximately 4 miles to the east of the centre, but within 1 mile of Junction 18 of the M1 Motorway. A portfolio of 47 properties is currently under offer to a Registered Provider, comprising 9 two bed flats, 5 two bed houses, 20 three bed houses and 13 four bed houses. The purchaser's strategy is to use Homes England grant to switch the tenure of the units from private sale to shared ownership.

The purchase price reflected a gross yield of 4.60%, a gross yield after purchaser's costs of 4.34% and an estimated net yield assuming 25% operational costs of 3.25%. The discount from vacant possession was 12%.

<u>Vaughan Way, Leicester</u>



Date Sold:	May 2017
Price:	£39,184,000
Gross Initial Yield:	6.80%
Net Initial Yield:	4.10%

Long Harbour exchanged contracts with the Sowden Group to deliver 297 homes for rent on the site adjacent to the Highcross car park in Vaughan Way in the centre of Leicester. The site lies within Leicester's strategic regeneration area, and is directly opposite the new extension of the High Cross shopping centre.

The scheme has been specifically designed for the Private Rented Sector ('PRS') and will offer tenants a concierge service, private amenity space and rooftop gardens. Winvic are appointed contractor, with target completion expected in April 2019.

The purchase price of £39,184,000 was based on an estimated rental value of £2,662,000 per annum, which devalues to a Gross Yield of approximately 6.80%. We understand the net yield Long Harbour are targeting is around 4.1%, with the transaction a forward fund.

South East

<u>Hanwell View, Southam Road, Banbury, Oxfordshire, OX16 1ST</u>



Date Sold:	Under Offer
Price:	£1,950,000
Gross Initial Yield:	4.70%
Net Initial Yield:	3.30%
Discount to VP:	10%

Hanwell View is a development by Bellway Homes. It is situated approximately 2 miles to the north of Banbury. A small portfolio of 8 houses (two 2 bed houses and six 3 bed houses) is being acquired by a Registered Provider, with the intention of switching the tenure of the houses from private tenure to shared ownership using Homes England grant.

The units are under offer of £1,950,000, which devalues to a gross initial yield of 4.7%, a gross initial yield after purchaser's costs of 4.44% and a net yield after deduction of operation expenditure of 25% of 3.3%. The discount from vacant possession value was 10%.

Scotland

Stewart Calder Portfolio, Edinburgh Wide





Date Sold:	July 2017
Price:	£4,070,000
Gross Initial Yield:	6.43%
Net Initial Yield:	4.20%
Discount to VP:	16%

A portfolio of 36 properties sold for £4,070,000 in July 2017. The passing rent was £261,648 per annum reflecting a gross yield of 6.43% (6% after purchasers costs), and a net yield assuming a 30% operational expenditure deduction of 4.20%. The aggregate vacant possession value of the individual properties was put at £4.8m, therefore showing c. 16% discount.

The assets were located across Edinburgh with the majority located in the lower value area of Sighthill (64%) on the western fringe of the city and Meadowbank (19%) to the east of the city centre.

The portfolio comprised a mix of two and three bedroom flats and were let on a mixture of Short Assured (29), Assured (3) and Regulated (4) tenancy agreements. Assured and regulated tenancies provide the tenants with protected occupation for their lifetimes and any qualifying successors.

The portfolio was acquired by a London based investment company seeking higher yielding regional portfolios. This portfolio offered multiple asset managed opportunities over a medium term (5-10 year hold).

The Ropeworks, Leith



Date Sold:	Q4 2018
Price:	£3,280,000
Gross Initial Yield:	6.10%
Net Initial Yield:	4.25%
Discount to VP:	10%

We are aware of an investor sale of 15 apartments within a single stair at The Ropework development (planned to comprise 600 residential units in total) at Leith Links to the north of the city.

This was a forward commitment with the units likely to be completed at the end of 2018. The sale included a mix of 1, 2 and 3 bedroom apartments, with an average floor area of 857 sqft. Based on the reported purchase price of £3,28,000, the sale equated to £254/ sqft, a c. 10% discount from individual listed prices at the point the sale was agreed.

Based on an estimated rental value of c. £200,000 per annum, this sale reflects a c.6.1% gross yield (5.75% after purchasers costs) and a net yield after 30% operational expenditure deduction of 4.00%. The properties were bought by an Edinburgh based private equity fund.

National

Bellway Portfolio UK

This comparable is the forward purchase of 27 residential units across three regional locations; Atherton, Hyde and Nottingham by Hearthstone. The sale was agreed in January 2019 for a price of approximately £4.52m. Having assessed the unit values, and allowing for purchasers costs, we have analysed the discount to aggregate vacant possession value pre costs to be 15.5% and post costs is 10.61%.

Linden Portfolio UK

This comparable is the forward purchase of 72 residential units across four regional locations; Pontefract, Exeter, Cawston and Bicester by Hearthstone. The sale was agreed in December 2018 for a price of approximately £16.2m. Having assessed the unit values, and allowing for purchasers costs, we have analysed the discount to aggregate vacant possession value pre costs to be 10.86% and post costs is 5.67%.

Project Conker – 171 residential units across 4 schemes in Manchester, Birmingham, Nottingham and Droylsden



Date Sold:	February 2018
Price:	£24,325,000
Gross Initial Yield:	5.80%
Net Initial Yield:	4.00%

Project Conker comprises 171 apartments located within 4 buildings:

- Heathcoat House, Nottingham   41 units (freehold)
- Engels House, New Islington, Manchester   38 units (leasehold)
- Mica Point, Birmingham   62 units (leasehold)
- Medlock Place, Droylsden   30 units (freehold)

The portfolio was stabilised, with occupancy at 96.49%. The passing rent was £1,412,184 per annum, with the marketing agents estimating an estimated rental value of £1,536,360. The portfolio was guided with offers being sought in excess of £23.79 million, which reflected a gross yield of 5.93% (5.60% after purchasers costs) based on the passing rent.

The portfolio was acquired by Hearthstone for £24.325 million, which reflected a gross yield of 5.80% (5.49% after purchasers costs), with the reversionary gross yield based on the rental value of 6.3% (6% after purchasers costs). The investment price per sq ft was £243.

We have been unable to obtain a breakdown of the pricing Hearthstone paid for the individual lots, however the guide price on Heathcoat House, was £5,430,000, which reflected a gross yield on rental value of 6.5% (6% after purchasers costs), with an average investment price psf of £216. This is a good comparable demonstrating the pricing investors are willing to pay for regional diversified portfolios of stabilised assets.

Andy Smith BSc MRICS IRRV
Director

+44 (0) 20 7409 5993
+44 (0) 7967 555 480
ADSmith@savills.com

Kathryn Devine BSc Hons MRICS
Associate Director

+44 (0) 20 7409 5977
+44 (0) 78 0799 9861
KDevine@savills.com

Fabian Watts MRICS
Director

+44 (0) 20 016 3701
+44 (0) 7976 538 999
fabian.watts@savills.com